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07020176

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Britvic PLC

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED

JAN 0 9 2007

THOMSON FINANCIAL

FILE NO. 82- 35025

FISCAL YEAR 10-01-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 1/8/07

BRITVIC plc

This document is important and requires your immediate attention.

If you are in any doubt as to the content or action you should take, you should consult immediately your stockbroker, bank manager, solicitor, accountant or other independent financial advisor authorised under the Financial Services and Markets Act 2000.

If you have sold or otherwise transferred all your shares in Britvic plc, please send this document, together with the accompanying Form of Proxy and Attendance Card to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

15 December 2006

Dear Shareholder

To the holders of ordinary shares in Britvic plc ('the Company')

The Annual General Meeting of the Company is to be held on Wednesday, 31 January 2007 at 10:30 am in the Wolfson Theatre at The Royal College of Physicians, 11 St Andrews Place, Regent's Park, London NW1 4LE. As you will see from the Notice of Meeting which follows this letter, there are a number of items of business to be considered and I am writing to you to explain their purpose.

ORDINARY BUSINESS:

Resolutions 1 to 12 are ordinary resolutions and will be passed if more than 50 per cent of votes cast are in favour.

Resolution 1 (ordinary resolution)
To receive and adopt the Annual Report and Financial Statements of the Company for the year ended 1 October 2006 and the reports of the Directors and the auditors thereon. Shareholders will have the opportunity to put any questions to the Directors before the resolution is proposed to the meeting.

Resolution 2 (ordinary resolution)
To declare a final dividend of 7p per share to be paid to the holders of ordinary shares on the register of members of the Company at the close of business on 8 December 2006.

Subject to confirmation by shareholders at the Annual General Meeting, the dividend will be paid on 16 February 2007.

Resolutions 3 and 4 (ordinary resolutions)
To reappoint Ernst & Young LLP as auditors of the Company and to authorise the Directors to determine their remuneration.

Resolutions 5, 6, 7, 8, 9, 10 and 11 (ordinary resolutions)
To elect Gerald Corbett, Paul Moody, Joanne Averiss, Chris Bulmer, John Gibney, Bob Ivell and Michael Shallow as Directors of the Company, all of whom were appointed by the Board during the year, prior to the Company's flotation. The Company's Articles of Association require any director so appointed to submit themselves to shareholders for formal election at the first Annual General Meeting following their appointment. Accordingly, the Directors are submitting themselves for election. Following the performance evaluation process carried out at the year end, the Board confirms that each of the Directors continues to be effective and to demonstrate commitment to their roles, and to bring a wide range of skills and experience to the Board. Brief biographical details of the Directors are included in Appendix 1 to this document.

Resolution 12 (ordinary resolution)
In accordance with the Companies Act 1985, the Board submits the Directors' Remuneration Report for the year ended 1 October 2006 to a vote of the shareholders. Shareholders should note that this vote is advisory only.

SPECIAL BUSINESS:

Resolutions 13 and 14 are ordinary resolutions and will be passed if more than 50 per cent of the votes are cast in favour. Resolutions 15 and 16 are special resolutions and will be passed if at least 75 per cent of the votes cast are in favour.

Resolution 13 – EU political donations
The Political Parties, Elections and Referendums Act 2000 introduced an amendment to the Act requiring shareholder approval to make donations to political organisations or to incur political expenditure, in each case within the European Union. It is not the policy of the Company, or its subsidiaries, to make political donations to political parties. However, the terms of Section 347A of the Act contain very broad definitions of the terms 'donations', 'EU political organisations' and 'EU political expenditure' and, as a result may cover, for example, donations to bodies concerned with policy review and law reform, with representation of the business community or sections of it, or with representation of other communities or special interest groups which it may be in the Company's interest to support.

As a precaution against being inadvertently in breach of this legislation, the Directors consider it prudent to seek shareholder approval in this matter. The approval would be capped at £50,000 in total and approval would be sought for renewal at future Annual General Meetings. The resolution is expressed in general terms as this is required pursuant to the Act.

Resolutions 14 and 15 – Allotment of unissued share capital
Resolution 14 will be proposed as an ordinary resolution to grant the Directors limited authority to exercise the powers of the Company to allot shares. The Directors have no present intention to exercise this authority, other than in relation to the Group's existing executive and employee share schemes.

Resolution 15 will be proposed as a special resolution to confer on the Directors restricted power to allot shares wholly for cash notwithstanding statutory provisions giving pre-emptive rights to existing shareholders pro rata to their existing shareholdings.

Resolution 16 – Authority to purchase own shares
Resolution 16 will be proposed as a special resolution to give the Company the authority to purchase its own issued ordinary shares of 20p each at a price of not less than 20p per share and not more than 5 per cent above the average closing price of the Company's shares for the 5 business days on the London Stock Exchange prior to the date of purchase and an amount equal to the higher of the price of the last independent trade of any ordinary share and the highest current independent bid for an ordinary share as derived from the London Stock Exchange.

This authority is sought in respect of up to 10 per cent of the Company's current issued ordinary share capital and will expire at the conclusion of the next Annual General Meeting of the Company to be held in 2008, or within 15 months from the date of the passing of this resolution, whichever is the earlier. Purchases will only be made if the Board believes that they would be in the best long-term interest of shareholders, increasing both earnings per share and total shareholder value. Whilst the Directors currently have no intention to exercise this authority, they wish to retain the flexibility provided by resolution 16. Any shares purchased under this authority may either be cancelled or held as treasury shares. Treasury shares may subsequently be cancelled or sold for cash.

As at 15 December 2006 there were options over 3,290,722 ordinary shares in the capital of the Company which represent 1.5 per cent of the Company's issued ordinary share capital at that date. If the authority to purchase the Company's ordinary shares was exercised in full, these options would represent 1.7 per cent of the Company's issued ordinary share capital.

Action required
Following this letter is a Notice of Meeting including resolutions relating to the matters discussed above (the 'Resolutions'), together with a Form of Proxy. You are requested to complete, sign and return the Form of Proxy whether or not you intend to be present at the Annual General Meeting as soon as possible and, in any event, so as to reach the Company's Registrar by 10:30 am on 29 January 2007. Completion and return of the Form of Proxy will not preclude you from attending and voting in person at the Annual General Meeting should you subsequently decide to do so.

Recommendation
Your Directors consider the above proposals to be in the best interests of the Company and its shareholders and recommend that shareholders vote in favour of the Resolutions to be proposed at the Annual General Meeting. The Directors intend to vote in favour of the Resolutions in respect of their own beneficial holdings.

Yours faithfully



Gerald Corbett
Chairman

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Britvic plc will be held in the Wolfson Theatre at The Royal College of Physicians, 11 St Andrews Place, Regent's Park, London NW1 4LE on Wednesday, 31 January 2007 at 10.30am (BST) to consider the following:

ORDINARY BUSINESS

1. THAT the Annual Report and Financial Statements of the Company for the year ended 1 October 2006 and the Directors' and the auditor's reports thereon, be received and adopted.
2. THAT a final dividend of 7p per share, be declared.
3. THAT Ernst & Young LLP be reappointed as auditors of the Company, to hold office until the conclusion of the next general meeting at which accounts are laid before the Company.
4. THAT the Directors be authorised to determine the remuneration of the Company's auditors.
5. THAT Gerald Corbett, who retires in accordance with the Company's Articles of Association, be elected as a Director of the Company.
6. THAT Paul Moody, who retires in accordance with the Company's Articles of Association, be elected as a Director of the Company.
7. THAT Joanne Averiss, who retires in accordance with the Company's Articles of Association, be elected as a Director of the Company.
8. THAT Chris Bulmer, who retires in accordance with the Company's Articles of Association, be elected as a Director of the Company.
9. THAT John Gibney, who retires in accordance with the Company's Articles of Association, be elected as a Director of the Company.
10. THAT Bob Ivell, who retires in accordance with the Company's Articles of Association, be elected as a Director of the Company.
11. THAT Michael Shallow, who retires in accordance with the Company's Articles of Association, be elected as a Director of the Company.
12. THAT the Directors' Remuneration Report for the year ended 1 October 2006 be approved.

Special Business

To consider and, if thought fit, pass the following resolutions, of which resolution 13 and 14 will be proposed as ordinary resolutions, and resolutions 15 and 16 will be proposed as special resolutions:

13. THAT in accordance with Section 347C of the Companies Act 1985 (the 'Act') the Company, and Britvic Soft Drinks Limited and Britvic International Limited, be authorised:

(a) to make donations to EU political organisations, as defined in Section 347A of the Act, in an aggregate amount not exceeding £25,000; and

(b) to incur EU political expenditure, as defined in Section 347A of the Act, in an aggregate amount not exceeding £25,000; such authority to expire at the earlier of the conclusion of the next Annual General Meeting of the Company or 15 months from the date of this resolution.

14. THAT the Directors be and they are hereby generally and unconditionally authorised in accordance with Section 80 of the Companies Act 1985 in substitution for any existing power to allot relevant securities to exercise all the powers of the Company to allot relevant securities (within the meaning of the said Section 80) up to an aggregate nominal amount of £14,380,000, which represents approximately 33.33 per cent of the total ordinary share capital in issue, during the period commencing on the date of the passing of this Resolution and expiring at the conclusion of the next Annual General Meeting of the Company or 30 April 2008, whichever is the earlier (both dates inclusive), but so that this authority shall allow the Company to make before the expiry of this authority offers or agreements which would or might require relevant securities to be allotted after such expiry and notwithstanding such expiry the Directors may allot relevant securities in pursuance of such offers or agreements.

15. THAT subject to the passing of resolution 14 set out in the Notice of this Meeting:

(a) the Directors be and they are hereby empowered, pursuant to Section 95 of the Companies Act 1985 ('the Act'), to allot equity securities (within the meaning of Section 94 of the Act) pursuant to the authority given by the said resolution 14 as if Section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited to the allotment of equity securities:

(i) in connection with or the subject of an offer or invitation, open for acceptance for a period fixed by the Directors, to holders of ordinary shares and such other equity securities of the Company as the Directors may determine on the Register of Members on a fixed record date in proportion (as nearly as may be) to their respective holdings of such securities or in accordance with the rights attached thereto (including equity securities which, in connection with such offer or invitation, are the subject of such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with fractional entitlements that would otherwise arise or with legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory or otherwise howsoever); and

(ii) (otherwise than pursuant to sub-paragraph (i) above) up to an aggregate nominal amount of £2,160,000 which represents 5 per cent of the ordinary share capital in issue;

A reference to allotment of equity securities also includes the sale of any relevant shares in the Company if, immediately before the sale, the shares were held by the Company as treasury shares;

(b) this authority shall expire at the conclusion of the next Annual General Meeting of the Company or 30 April 2008, whichever is earlier, except that the Company may before such expiry make offers or agreements which would or might require equity securities to be allotted after such expiry and notwithstanding such expiry the Directors may allot equity securities in pursuance of such offers or agreements; and

(c) all authorities previously conferred under Section 95 of the Act be and they are hereby revoked, provided that such revocation shall not have retrospective effect.

16. THAT the Company be and is hereby generally and unconditionally authorised for the purposes of Section 166 of the Companies Act 1985 as amended ('the Act') to make market purchases (as defined in Section 163 of the Act) of ordinary shares of 20p each in the capital of the Company ('ordinary shares') in such manner and upon such terms as the Directors of the Company may determine, provided that:

(a) the maximum number of ordinary shares hereby authorised to be purchased is 21,600,000;

(b) the minimum purchase price (exclusive of expenses) which may be paid for any ordinary share is an amount equal to 20p;

(c) the maximum price (exclusive of expenses) which may be paid for each ordinary share is the higher of: (i) an amount equal to 5 per cent above the average closing price of such ordinary shares for the 5 business days on the London Stock Exchange prior to the date of purchase; and (ii) an amount equal to the higher of the price of the last independent trade of any ordinary share and the highest current independent bid for an ordinary share as derived from the London Stock Exchange Trading Systems (SETS); and

(d) this authority shall take effect on the date of passing of this resolution and unless previously revoked, renewed or varied, shall expire on 30 April 2008, or at the conclusion of the next Annual General Meeting of the Company held after the passing of this resolution, whichever is the earlier, but so that this authority shall allow the Company to purchase ordinary shares after such expiry under any agreement made before the expiry of such authority, as if the authority hereby conferred had not expired.

By Order of the Board



John Price
Company Secretary
Britvic plc

Registered Office:

Britvic House
Broomfield Road,
Chelmsford,
Essex, CM1 1TU

15 December 2006

Notes to the Notice of Annual General Meeting

1. Entitlement to attend and vote and to appoint proxies

Registered holders of fully paid shares or their duly appointed representatives are entitled to attend and vote at the Annual General Meeting (the Meeting). To be entitled to attend and vote in respect of the number of shares registered in their name, shareholders must be entered on the register of members of the Company, as at 6.00pm on 29 January 2007, or, if this Meeting is adjourned, on the register of members at 6.00pm two days prior to the date of any adjourned meeting. Changes to entries on the register of members after 6.00pm on 29 January 2007, or, if this Meeting is adjourned, changes to entries on the register of members after 6.00pm two days prior to the date of any adjourned meeting, will be disregarded in determining the rights of any person to attend or vote at the Meeting.

A registered shareholder entitled to vote at the Meeting is entitled to appoint a proxy or proxies pursuant to the Company's Articles of Association to attend and, on a poll, vote instead of the member; a proxy need not be a member of the Company. Members' attention is drawn to the Form of Proxy accompanying this Notice.

A proxy may be appointed by any of the following methods:

- completing and returning the enclosed Form of Proxy;
- electronic proxy appointment by logging onto the Lloyds TSB Registrars' website www.sharevote.co.uk. Shareholders will need their Reference Number, Card ID and Account Number, printed on the face of the accompanying Form of Proxy. Full details of the procedures are given on the website. Alternatively, if you have already registered with Lloyds TSB Registrars' on-line portfolio service Shareview, you can submit your proxy by logging on to your portfolio at www.shareview.co.uk and clicking on Company Meetings. Instructions are given on the website;

or

- if you are a member of CREST, by using the CREST electronic appointment service.

IMPORTANT: In any case your instructions or Form of Proxy must be received by the Company's Registrars no later than 10.30am on 29 January 2007.

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Annual General Meeting to be held on 31 January 2007 and any adjournment(s) thereof by using the procedure described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a 'CREST Proxy Instruction') must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID 7RA01) by 10.30am on 29 January 2007. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Documents available for inspection

Copies of the following documents will be available for inspection during normal business hours at the registered office of the Company on Mondays to Fridays (public holidays excepted) from the date of this Notice and at the place of the Meeting for 15 minutes prior to and during the Meeting until its conclusion:

(a) the register of Directors' interests;

(b) copies of the service contracts between the Company and the Executive Directors;

(c) copies of letters of appointment between the Company and the Non-Executive Directors;

Appendix 1 – Biographies of Directors Standing for Election

Gerald Corbett (55)

Independent Non-Executive Chairman

Gerald Corbett has been Non-Executive Chairman of the Company since 24 November 2005 and also chairs the Nomination Committee. He continues to be Chairman of the Woolworths Group plc, a post held since March 2001. He is also Chairman of SSL International plc and is a Non-Executive Director of Greencore Group plc based in Dublin. Gerald Corbett was Chief Executive of Railtrack plc from 1997 to 2000, Group Finance Director of Grand Metropolitan plc from 1994 to 1997 and was Group Finance Director of Redland plc between 1987 and 1994. He was a Non-Executive Director of the property group MEPC plc from 1995 to 1998 and Burmah Castrol plc from 1998 to 2000.

Paul Moody (49)

Chief Executive Officer

Paul Moody became Chief Executive upon the Company's flotation in December 2005 and is responsible for the day-to-day running of the business. Prior to that he had held a number of senior roles including Managing Director and Chief Operating Officer. Paul Moody joined Britvic in 1996 as Director of Sales for grocery multiples (supermarkets) having previously worked for Golden Wonder and Pedigree Pet Foods. Paul Moody is also currently the Deputy President of the British Soft Drinks Association.

Joanne Averiss (43)

Non-Executive Director

Joanne Averiss was appointed a Non-Executive Director on 18 November 2005 and is the PepsiCo Nominee Director. Joanne Averiss has been a member of the PepsiCo legal department since 1990, holding a series of positions in the UK and the US and most recently acting as the Head of Legal (UK and Europe) for PepsiCo International's food and snack beverages division. She is also a Trustee and Chair of the Mesen Educational Trust.

Chris Bulmer (48)

Independent Non-executive Director

Chris Bulmer was appointed a Non-Executive Director on 24 November 2005 and chairs the Remuneration Committee. She is also a member of the Audit and Nomination Committees. Prior to joining Britvic, Chris Bulmer was from 2001 to 2003 the Group Human Resources Director for Brambles Industries plc and Brambles Industries Limited, and prior to that was Group Human Resources Director for Whitbread Group plc. Chris Bulmer has also worked for Diageo, Mars, Unilever and Blue Circle. She is also an Independent Trustee Director of Berkeley Square Pension Trustee Company Limited.

John Gibney (46)

Finance Director

John Gibney was appointed Finance Director in 1999 and is responsible for finance, IT, legal, estates, risk management and business transformation. Prior to joining Britvic, John Gibney was Senior Corporate Finance & Planning Manager for Bass PLC, and prior to that role, Finance Director and subsequently Deputy Managing Director of Gala Clubs.

Bob Ivell (54)

Senior Independent (Non-Executive) Director

Bob Ivell was appointed a Non-Executive Director on 24 November 2005 and is the Company's Senior Independent Director. He is a member of the Audit, Nomination and Remuneration Committees. Prior to joining Britvic, Bob Ivell was on the board of Scottish & Newcastle plc as Chairman of the Retail Division. He is currently the Executive Chairman of Regent Inns Plc, Chairman of Next Generation UK, Deputy Chairman of Next Generation Clubs Limited and Next Generation Pacific Limited and Non-Executive Chairman of Park Resorts Limited. During the 1980s Bob Ivell was the Managing Director of Beefeater.

Michael Shallow (52)

Independent Non-Executive Director

Michael Shallow was appointed a Non-Executive Director on 24 November 2005 and chairs the Audit Committee. He is also a member of the Nomination and Remuneration Committees. He is, in addition, a Non-Executive Director of Domino's Pizza UK & IRL plc and Spice plc. Previously he was Finance Director of Greene King plc from 1991 to 2005 and prior to that was an associate partner with Andersen Consulting and held a senior accounting role at Kingfisher plc.

BRITVIC plc

Britvic plc

Britvic House
Broomfield Road
Chelmsford
Essex
CM1 1TU

Telephone 01245 261871
Fax 01245 267147

www.britvic.com

Please detach and retain this section. Do not post with the Form of Proxy **ADMISSION CARD**

BRITVIC plc

Annual General Meeting of Britvic plc to be held at 10.30 am on Wednesday, 31 January 2007 in the Wolfson Theatre at The Royal College of Physicians, 11 St Andrews Place, Regent's Park, London NW1 4LE.

ATTENDANCE AT ANNUAL GENERAL MEETING

If you attend the Meeting, bring this card with you to show as evidence of your right to be admitted.

NOTES

1 Only holders of ordinary shares, or their duly appointed representatives, are entitled to attend and vote at the meeting. A member so entitled may appoint (a) proxy(ies), who need not be (a) member(s), to attend and, on a poll, vote on his/her behalf. A proxy may not speak at the Meeting, except with the permission of the Chairman of the Meeting.

2 If you wish to appoint someone other than the Chairman of the Meeting as your proxy, please insert his/her name and delete 'the Chairman of the Meeting or'.

3 Please indicate with an 'X' in the boxes provided how you wish your vote to be cast. Unless otherwise instructed, the person appointed a proxy will exercise his/her discretion as to how he/she votes or whether he/she abstains from voting on any particular resolution and on any other business (including amendments to resolutions and any procedural business), which may come before the Meeting.

4 The 'Withheld' option on the Form of Proxy is provided to enable you to abstain on any particular resolution. However, a vote withheld is not a vote in law and will not be counted in the calculation of the proportion of votes 'For' and 'Against' a resolution.

5 If you complete and return the Form of Proxy this will not prevent you from attending in person and voting at the Meeting should you subsequently decide to do so.

6 A corporation must seal the Form of Proxy or have it signed by an officer or attorney or other person authorised to sign.

7 In the case of joint holders, only one need sign this Form of Proxy, but the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders. For this purpose seniority shall be determined by the order in which the names stand in the Register of Members in respect of the joint holding.

8 To be valid the Form of Proxy must reach the Company's Registrar, Lloyds TSB Registrars, by no later than 10.30am on Monday, 29 January 2007. Lodgement of a Form of Proxy does not prevent a member from attending the Meeting in person.

9 If you prefer to return the Form of Proxy in an envelope, then please do so using the following address: **Lloyds Registrars, FREEPOST SEA10846, The Causeway, Worthing BN99 6ZL. A stamp is not required if posted in Great Britain, Channel Islands or Northern Ireland.**

10 Alternatively, Electronic Proxy Appointment (EPA) is available for this Meeting. To use this facility you must visit www.sharevote.co.uk where details of the procedure are shown. The reference number, card ID and account number shown opposite will be required to complete the procedure. EPA will not be valid if received after 10.30am on Monday, 29 January 2007 and will not be accepted if found to contain a computer virus.

11 The CREST electronic proxy appointment service is available for this Meeting. To use this service CREST members should transmit a CREST proxy instruction, using the procedures described in the CREST manual, so as to reach the Company's Registrar, Lloyds TSB Registrars CREST participant ID 7RA01 by no later than 10.30am on Monday, 29 January 2007.

Please detach and post this section **FORM OF PROXY**

BRITVIC plc

Annual General Meeting of Britvic plc to be held at 10.30am on Wednesday, 31 January 2007

Reference Number	Card ID	Account Number

I/We HEREBY APPOINT the Chairman of the Meeting or ____________ to be my/our proxy to attend and, on a poll, vote on my/our behalf at the Annual General Meeting of Britvic plc to be held at 10.30am on Wednesday, 31 January 2007 and at any adjournment thereof. I request my/our proxy to vote in the manner indicated below:

RESOLUTIONS:	FOR	AGAINST	WITHHELD
1 Receive and adopt the Annual Report for year ended 1 October 2006	☐	☐	☐
2 Declaration of final dividend	☐	☐	☐
3 Reappointment of Ernst & Young as auditors	☐	☐	☐
4 Authority to Directors to determine the auditors' remuneration	☐	☐	☐
5 Election of Gerald Corbett *	☐	☐	☐
6 Election of Paul Moody	☐	☐	☐
7 Election of Joanne Averiss	☐	☐	☐
8 Election of Chris Bulmer +	☐	☐	☐

RESOLUTIONS:	FOR	AGAINST	WITHHELD
9 Election of John Gibney	☐	☐	☐
10 Election of Bob Ivell +	☐	☐	☐
11 Election of Michael Shallow +	☐	☐	☐
12 Consider and approve the Directors' Remuneration Report for the year ended 1 October 2006	☐	☐	☐
13 Authority under the Political Parties, Elections and Referendums Act 2000	☐	☐	☐
14 Authority to Directors to allot shares	☐	☐	☐
15 Authority to Directors to issue shares for cash	☐	☐	☐
16 Authority to Company to purchase own shares	☐	☐	☐

\+ Member of the Audit, Nomination & Remuneration Committees
* Member of the Nomination Committee

Date	Signature



SQUARE
MUNSTER
LAXTON PLACE
LITTLE ALBANY ST
OSNABURGH STREET
LONGFORD STREET
ALBANY STREET
1
Entrance to College Reception No. 11 St Andrews Place via Regent's Park Outer Circle
COLLEGE
OUTER CIRCLE
ST ANDREWS PLACE
PARK SQ. EAST
PARK SQ. WEST
EUSTON ROAD
MARYLEBONE ROAD
REGENT'S PARK
Regent's Park closed until early June 2007
GREAT PORTLAND STREET
CLEVELAND STREET
BOLSOVER ST
2
DEVONSHIRE ST
PORTLAND PLACE
CARBURTON STREET
GT TITCHFIELD
CLIPSTONE ST

The map shows the location of The Royal College of Physicians, 11 St Andrews Place, Regent's Park, London NW1 4LE where the Annual General Meeting of Britvic plc will be held.

The College is situated opposite the south east corner of Regent's Park, at the junction of the Outer Circle and Park Square East. It is a few minutes walk from Great Portland Street tube station on the Circle and Metropolitan Lines, and Regents Park tube station on the Bakerloo Line.

Please Note: Regent's Park station is closed from Monday 10 July until early June 2007 to enable Transport for London to replace the lifts and refurbish the station.

2

RESPONSE LICENCE NO.
SEA10846

Do not affix postage stamps if posted in
Great Britain, Channel Islands or Northern Ireland

Lloyds TSB Registrars
The Causeway
WORTHING
BN99 6ZL

82-35035
ARIS
10-01-06



Britvic plc Annual Report 2006

BRITVIC plc

Stills

Britvic is the number 1 supplier of branded stills in GB[3]. Our wide portfolio covers diverse markets from squash to sports drinks and premium juices. We continue to develop this key sector with concentration on juices and waters.

Key Facts

- Robinsons is the UK's 7th most valuable grocery brand[4]
- Robinsons is the number 1 soft drink (as drunk)[5]
- Britvic is the number 1 mixer and juice brand in on-premise[6]
- J2O is the number 1 adult soft drinks brand in take-home and was bought by 3m households in the last year[7]
- Fruit Shoot is the number 1 kids' drink brand[8]

Developments in 2005/6

- Robinsons introduced to Denmark & Sweden and Fruit Shoot extended into Holland
- Fruit Shoot range reformulated with natural colours and flavours
- Sugar content reduced in regular Fruit Shoot by 15 per cent
- Robinsons Wimbledon campaign most successful ever
- Robinsons introduced with new pack formats and J20 launched in PET for the first time
- Fruit Shoot 'Get Good' campaign partnered with The Scout Association
- Drench Art Awards promoted budding urban artists

Launches in 2005/6

- Fruit Shoot H2O in: Blackcurrant; Apple; and Orange
- Drench
- Britvic Pressed Apple; and Squeezed Orange juices
- Orange and Pomegranate J2O (limited edition launched in October 2006)
- Gatorade in: Orange; and Lemon
- New varieties of Robinsons in: Apple, Strawberry & Lychee High Juice; Apple & Pear Fruit and Barley; and Tropical Fruit and Barley
- Robinsons Fruit and Barley range enriched with added vitamins

Britvic Brands



Carbonates

Britvic's franchise arrangement with PepsiCo allows us to produce and market the Pepsi and 7UP brands in GB while we also promote our wholly owned brands including Tango and R Whites. Our activity in this area is focused on no added sugar variants in response to consumer health and well-being trends.

Key Facts

- Pepsi is the 2nd most popular branded soft drink in grocery multiples[9]
- Pepsi Max is the most popular of the Pepsi range[10]
- R Whites is the largest lemonade in on-premise[11]
- Tango was bought by 19 per cent of households in the last year[12]

Developments in 2005/6

- Pepsi Max's 'What's in your locker' campaign drove sales during this summer's football World Cup
- Pepsi Max met competitor launch with successful 'Max your Life' advertising
- Sugar content reduced in regular Tango and R Whites
- Tango Clear viral advert won a Cannes Lions 2006 Award

Launches in 2005/06

- Tango Clear in: Raspberry & White Cranberry; and Orange
- Pepsi Max Cino

Footnotes can be found on the inside back cover

Britvic Brands



Britvic plc at a glance

Company Facts

- 2,700 employees
- 7 factories
- 16 depots
- 2 main offices
- 1 National Distribution Centre

2005/6 Company Highlights

- Investment in production facilities continued, including the opening of a new Fruit Shoot line with a 45m litre annual capacity
- Successful implementation of restructuring programme
- GDA labelling adopted (to be rolled out during 2006/7)
- Sugar reduction programme delivered
- CR strategy adopted for 2006/7 and beyond

Market Facts

- 1.4bn litres sold annually
- Number 1 supplier in licensed on-trade[1]
- Number 2 supplier in take-home[1]
- 2nd largest supplier of branded soft drinks in GB[2]

Britvic Strategy

- Aggressively grow stills
- Grow our share of carbonates
- Be the supplier of choice
- Drive real benefits from the Pepsi relationship
- Be the most efficient FMCG company
- Make Britvic a great place to work

Market Position[1]

Total Take-Home



Total sales £5.8bn

- BRITVIC 11%
- ALL OTHER 41%
- CCE 26%
- GLAXOSMITHKLINE 8%
- DANONE 6%
- TROPICANA UK 4%
- RED BULL 2%
- BARRS 2%

Total Licensed On-Trade



Total sales £2.3bn

- BRITVIC 44%
- CCE 34%
- ALL OTHER 18%
- RED BULL 4%

Take-Home Stills



Total sales £3.4bn

- BRITVIC 10%
- ALL OTHER 59%
- DANONE 11%
- CCE 7%
- TROPICANA UK 7%
- GLAXOSMITHKLINE 5%
- INNOCENT 2%

Take-Home Carbonates



Total sales £2.4bn

- BRITVIC 12%
- CCE 54%
- GLAXOSMITHKLINE 12%
- ALL OTHER 12%
- RED BULL 6%
- BARRS 4%

Licensed On-Trade Stills



Total sales £0.7bn

- BRITVIC 52%
- ALL OTHER 24%
- CCE 21%
- HARTRIDGE 3%

Licensed On-Trade Carbonates



Total sales £1.6bn

- BRITVIC 40%
- CCE 41%
- ALL OTHER 13%
- RED BULL 7%

Financial Highlights*

Total branded revenue £677.7m, down 2.6 per cent

EBITDA £121.0m, up 0.6 per cent

Operating profit £73.7m, up 0.5 per cent

Operating profit margin 10.9 per cent, up 0.4 percentage points

Free cash flow £48.9m, £(10.3)m in 2005

Profit after tax £39.6m, down 0.3 per cent

Basic earnings per share 18.4p, down 0.5 per cent

Full year dividend per share 10.0p

Contents

[illegible]
[illegible] Chairman's Statement
[illegible] Operating and Financial Review
09 *Chief Executive's Review*
12 Current Trading and Outlook
12 Financial and Business Review
18 Business Resources
19 Risks and Uncertainties
[illegible] Corporate Responsibility
[illegible] Board of Directors
Secretary and Advisers
24 Reports and Accounts Contents
25 Directors' Report
28 Corporate Governance
31 Directors' Remuneration Report
38 Independent Auditor's Report to the Members of Britvic plc
39 Consolidated Income Statement
40 Consolidated Balance Sheet
41 Consolidated Statement of Cash Flows
42 Consolidated Statement of Recognised Income and Expense
43 Notes to the Consolidated Financial Statements
82 Independent Auditor's Report to the Members of Britvic plc
83 Company Balance Sheet
84 Notes to the Company Financial Statements
85 Shareholder Information

* [illegible]

Dedicated to creating and building brands that delight consumers… always!

And with over 150 years of experience behind us, we know what we are talking about. In that time we've launched brands that have become household names and we've acquired and developed brands that are now some of the biggest and most trusted in Britain.

Our portfolio is the widest of any British soft drinks company, with some of the best known brands.

Constant investment, fresh thinking, research, development and consumer insight converge to produce great results.

We have adapted to and often led the latest trends, launching the next great innovations that capture and in some cases establish whole new categories.

From the factory floor to the boardroom, Britvic people work to the highest standards and with dedication to consumer satisfaction… always.

Creating and building brands

A strong track record...

Britvic is number 1 in stills – the biggest and faster growing segment of the GB market – and number 2 in carbonates – a significant 5.4bn litre market in 2005.

The Company has a strong track record of innovation in creating and building brands. In 2005, 28 per cent of net revenues were generated by new brands and brand extensions launched in the previous 8 years.

Britvic brands are built on a commitment to quality, investment in research and development, innovative thinking, creative marketing and above all, consumer insight.

Brands that delight consumers...

Whether creating a brand from scratch or building on an existing brand, consumer insight drives Britvic's innovation programme.

Using bespoke techniques, a dedicated consumer insight team is focused on understanding consumer drivers, forecasting future trends and modelling consumption patterns, all to identify opportunities.

Opportunities lead to ideas generation and ultimately brand and product propositions, taking into account the impact for the market and for Britvic's existing brand portfolio. Propositions are tested against extensive models, which enhance decision making, always maximising potential and minimising risk.

Technical expertise, supply chain proficiency and marketing specialists converge to bring forward new brands and brand extensions.

By successfully combining these elements Britvic creates great products enjoyed by millions, across a wide range of consumption occasions, in all the major soft drinks categories and across all relevant routes to market.

But to grow shareholder value, the focus is on creating resilient and sustainable brands. Brand building is a long term commitment.


100% JUICE
THE
REALLY
WILD
DRINKS CO.
APPLE WITH A HINT OF PRICKLY PEAR

The Really Wild Drinks Company
Our new juice and juice & water range complies with the new food and drink rules for schools. We adapted quickly, developing and launching in just 6 months.



A day trip to London. Shopping in Oxford Street for Julie and a museum visit for Tom. All in all its thirsty work, and with all that sightseeing to do, for refreshment on the go, they choose Pennine Spring.


Pressed

Britvic Pressed and Squeezed Juices
The new range of Britvic Pressed Apple and Squeezed Orange juices are 'not from concentrate' and have a 6 month ambient shelf life.



[illegible] kids' lifestyle [illegible] flavoured H2O

Robinsons...

In the Britvic portfolio since 1995, Robinsons has a history that dates back to 1823. In the past 11 years, Britvic has grown the brand by a third and it is now the UK's seventh most valuable grocery brand.

Growth has come from consistent innovation, both in the core squash range, but also in creating brand new propositions.

Fruit Shoot, with its carefully constructed branding, packaging and marketing, capitalised on the existing Robinsons' brand equity and met a consumer demand for a juice drink for kids 'on the go', that would appeal to both mums and the children. Today it is the number 1 kids' drink brand.

It has also provided the brand equity for the launch of Britvic's first water brand for kids - H2O, which achieved the position of number one water brand for children within 8 weeks of launch.


ROBINSONS
Æble &
Solbær

Robinsons High Juice
Launched in Sweden and Denmark this year, initial trading has been encouraging.


ROBINSONS
NO ADDED SUGAR

Sarah's well aware of the current health issues, so it's important to her that the children have a balanced diet and lifestyle. The children love squash and Sarah trusts Robinsons. She buys no added sugar varieties every time.


WIN
ROBINSONS
fruit shoot
strawberry

Fruit Shoot

This popular children's brand has been reformulated without any artificial colours or flavours. The sugar content of 'regular' varieties has also been reduced by 15 per cent and the brand continues to promote physical activity through 'Get Good'.

J2O...

In the 8 years since J2O was launched for the on-premise market, it has enjoyed strong growth and made the successful transition into the take home sector.

Today it is a £2[illegible]m brand and has become the number 1 adult soft drinks brand and the second largest bottled drink in the licensed on-trade after Budweiser.



Success came through continued development of the brand, understanding its consumers, developing new flavours and creating targeted, relevant advertising and promotions.

Pepsi...

Britvic has enjoyed a successful relationship with PepsiCo since 1987 and was one of two countries chosen to test launch a new Pepsi offering in the mid 90s – Pepsi Max, with its 'maximum taste, no sugar' proposition.

Since then Pepsi Max has grown from nothing to a point where it now represents one third of all the Pepsi volume in the grocery sector, and Great Britain remains Max's most successful international territory.

Whether through in-house innovation, through franchise partnerships or through acquisition, Britvic has always been dedicated to creating and building brands that delight consumers.

The future will be no different.



Orange and Pomegranate J2O
The latest J2O limited edition capitalises on the current popularity of the pomegranate 'superfruit', expanding interest in the range and driving sales for Christmas.



Life moves pretty fast when you're young – college, fun and friends. Dan wants a brand that complements his lifestyle. With maximum taste and no sugar, Pepsi Max fits the bill.



Pepsi Max
Max is enjoying success and is benefiting from the £10m 'Max your life' campaign.



The year ended 1 October 2006 was a challenging one for the UK soft drinks industry but the pattern of long term growth continued with total volumes 2.9 per cent higher. While the stills market benefited from an acceleration in the trend towards health and well-being and achieved good gains, carbonates suffered and volumes were down. On top of these secular movements came considerable weather-related volatility in the important summer selling period. May and August were atypically wet months but July saw record temperatures.

The carbonates market in the UK fell away sharply after Christmas 2005 and, with the exception of brief periods at the time of the World Cup and in July, tracked below the corresponding period's figures. The reduction was particularly marked in Britvic's second quarter. In sharp contrast, the stills market consistently outperformed the previous year.

Against this difficult market background, Britvic achieved solid results. Management action to combat the changing environment included reducing costs, improving efficiency and focusing on maintaining selling prices. These measures particularly benefited the second half and the profit shortfall in the first half was made up by the year end. Cash generation was strong. The Board is recommending a final dividend of 7p which together with the interim dividend of 3p makes a total of 10p for the year.

In stills we benefited from the health and well-being trend, though our under-representation in some of the fastest growing sectors, such as water, meant that we did not perform as well as the market. However, we have moved quickly to establish our new water brands with Fruit Shoot H20, our new kids' water brand, reaching number one in its category within eight weeks of launch. The highly successful J20 range has been extended by the introduction of limited edition flavours, and the UK's leading squash brand, Robinsons, is benefiting from increased distribution and the switch from carbonates.

Our carbonates business did not escape the market trends but we successfully combated a major competitor product launch. The relationship with Pepsi, whose franchise in the GB market we have held for many years, is increasingly close, with the growth of the Pepsi brands remaining our key shared priority.

This year has begun positively although it is still early days. Activity in the early weeks of the year, ahead of the important Christmas selling period, is usually subdued and this year is no exception. We intend to update shareholders on Christmas trading at the time of the AGM in January. Looking ahead to the full year, our results will benefit from the cost reductions implemented last year. Our product development programme is on track and we expect the second half of the year to benefit from new introductions.

Our new Board has settled in well and I would like to thank my colleagues for their contribution over the past year. More importantly, on behalf of the Board, I wish to extend our gratitude to our many colleagues throughout the Company whose tenacity and hard work are a major asset as we move the business forward.



Gerald Corbett
Chairman

"Management action to combat the changing environment included reducing costs, improving efficiency and focusing on maintaining selling prices."
Gerald Corbett, Chairman



In the year to 1 October 2006, our first as a listed company, Britvic increased operating profit by 0.5 per cent to £73.7m, although branded revenue was down by 2.6 per cent on the prior year. A difficult first half was compensated by a strong second half in which operating profit grew 8.9 per cent. This overall performance has been achieved in the context of a challenging soft drinks market and is the result of an improved revenue performance in the second half, management's focus on Average Realised Price (ARP), cost control and effective cash management.

The combined effect of these management actions has been a 0.4 percentage point improvement in operating profit margin to 10.9 per cent, an £11m sustainable reduction in overhead costs and the re-engineering of products to help mitigate input price increases, contributing a further £2m of sustainable cost savings. A strong and improving free cash flow of £48.9m has underpinned the Board's decision to propose a final dividend of 7p which will be paid on 16 February 2007, subject to shareholder approval at the AGM.

The soft drinks market

The total soft drinks market continued to perform well with total market volumes up 2.9 per cent. This performance maintained the trend of the last ten years where volumes have increased at a compound annual growth rate of 2.6 per cent. However, this performance has masked significant changes in underlying market dynamics as the stills category growth has accelerated at the expense of carbonates as the consumer trend towards health and well-being and more natural food and beverage products has continued.

Reflecting the changing consumer preference, the total carbonates market volume was down 2.4 per cent in the year. Immediately post Christmas, the carbonates market experienced an unprecedented decline in volume which, at its most pronounced, was 9 per cent down on the previous year; in the first half of the financial year the market was down 5 per cent. The second half of the financial year saw the carbonates market recover driven by above average temperatures in July; the impact of the football World Cup and a significant new product launch. The uncertain market conditions for carbonates led to an increase in the frequency and depth of promotional activity in store which in turn placed pressure onthe ARP per litre being achieved across the market. Despite all of this activity, the total carbonates market in the second half of the financial year showed only marginal growth of 0.3 per cent. Unsurprisingly,no added sugar variants performed more robustly than the overall category showing 0.9 per cent growth in the year; although even this was restricted to cola with total fruit flavoured carbonates showing a weak performance.

Compounded by some significant structural changes in our take home customer base, Britvic's total carbonates revenue fell by 6.8 per cent in the year.

By contrast, the stills market showed good growth, with total volume up 7.9 per cent. The increase in the market size was generated, in the main, by key categories such as juice, dairy and water. The squash market showed strong growth in the year as consumer preference for still, fruit based products was then positively impacted by the high temperatures experienced during July. Britvic's stills revenue increased by 2.4 per cent despite only recently entering the water market and currently having no take-home market presence in either juice or dairy products.

"A difficult first half was compensated by a strong second half in which operating profit grew 8.9 per cent."
Paul Moody, Chief Executive

Britvic's strategy

In light of this market background, management action has focused on three main areas:

Supporting and growing our core brands

We continue to invest in our strong portfolio of brands through both innovation and media, to ensure that they are preferred by consumers.

In anticipation of a new competitor brand launch into the no added sugar cola market we developed a comprehensive brand and trading response that combined a total media campaign, including extensive TV advertising, with a series of added value consumer promotions, centred on our long-established and successful brand, Pepsi Max. The programme was developed in close co-operation with the brand owner, Pepsi-Cola, and has resulted in a strong share performance where Pepsi-Cola has attained a 23.7 per cent share of the cola market in the latest available weeks of data, an increase of 4.8 percentage points over the 8 week period prior to the football World Cup, and the competitor launch.

In the increasingly important squash market, we have invested to protect and grow Robinsons' number one position. During the year, we have built our manufacturing capability and now have in-house bottle-blowing for all our large packs, leading to a significant cost reduction enabling us to increase our promotional competitiveness. Additionally, we have made consistent improvements to the pack design and range to ensure that the brand maintains its authoritative, category leading position.

The performance of J20 continues to be strong in both take-home and on-premise. We introduced a new limited edition flavour of Orange & Pomegranate and have commissioned new TV advertising that will go on air in 2007. Both initiatives have supported the continued build of the distribution of the brand.

The strap line of our new advertising campaign, 'Fruit Shoot says no so that mums can say yes', sums up perfectly the actions that we have taken to reinforce Fruit Shoot's credentials as the favourite and biggest kids' drink: sugar content reduced by 15 per cent; sodium benzoate removed; and no artificial colours or flavours used. Two versions of the press campaign are rotating from October 2006 to January 2007 and will reach 73 per cent of all households with children.

Our International division has launched Robinsons High Juice squash into the Scandinavian market and continues to drive a strong performance for Fruit Shoot in the Benelux countries. Further market launches of established Britvic brands into near-UK markets will take place in 2007.

Innovating / developing new products

A number of new brands and brand extensions have been launched in the year with the aim of establishing Britvic in the growth segments of the market. The launches have all been focused around the four key themes of naturalness, health and well-being, occasionality and indulgence and have been brought to market in line with the plan that we outlined at the time of the flotation.

In water, all three of our new brands (Fruit Shoot H20, Pennine Spring and Drench) have established themselves in a relatively short period. H20 is performing particularly strongly and achieved the position of the number one water brand for children just eight weeks from launch. Encouragingly 90 per cent of its volume is incremental to Fruit Shoot and 79 per cent is incremental to the kids water category, clear indications of the brand's relevance to the consumer independent of its parent brand.

In the 2007 financial year, we have a programme of innovation launches planned. The first of these is 'The Really Wild Drinks Company', a range of 6 natural juice drinks designed to respond to the changing guidelines with regard to soft drinks in schools. With no artificial additives and no added sugar, they demonstrate our ability to develop products that help us manage the changing legislative framework at the same time as giving children a choice that they want to make. There will be further significant launches in the first half of calendar 2007.

"We are well-placed to benefit from the predicted future growth trends in the market."

Managing efficiency – improving margins and free cash flow
Our Business Transformation Programme, which we described at the time of flotation as being focused on driving improved efficiency and building capability, is delivering against both broad objectives.

Good progress has been made in improving our operating margins through securing £11m of sustainable overhead cost savings achieved through a range of initiatives including centralisation and automation of indirect procurement and the accelerated development of a 'self-service' culture leading to a reduction in the number of central and support staff.

Full deployment of both SAP and Siebel software has enabled us to reduce the demand on working capital and so improve our free cash flow. With greater visibility and much improved decision-making tools, we have been able to improve the efficiency of our promotional activity, which has, in turn, led to a stronger outcome for ARP. A further benefit derived from the implementation of the programme has been a significant reduction in the time that it takes to bring a product concept to in-market launch; the innovation timeline has been cut by approximately one third.

Such has been the success of the Business Transformation Programme, that we are confident of delivering an additional £7m savings over the next two years, as previously announced.

Our Product Value Optimisation Programme has delivered an additional £2m of sustainable cost savings which, as expected, has mostly mitigated input cost pressures and consequently margin pressure. An additional £2m of savings has been identified for full year 2007 with the introduction of in-house large pack PET squash bottles at our Norwich factory and further vertical integration opportunities.

Summary

We are operating in a growth market, pursuing a strategy that is aimed at creating and building brands that deliver profitable revenue growth and shareholder returns. A sharp focus on driving efficiency through improved ARP, margins, cost savings, and cash management have meant that we have come out of what has been a challenging year for the market with a more efficient and cash generative business. With almost half of our revenue currently coming from stills and our innovation pipeline focused on this area we are well-placed to benefit from the predicted future growth trends in the market.



Paul Moody
Chief Executive

Current Trading and Outlook

The improved revenue trends seen in the second half have continued into the new financial year and have driven the Group's trading performance over these early weeks. However given the volatility in the carbonates market we remain cautious on the outlook for this category. We are confident that in the year ahead we will continue to make progress on margins.

Britvic is well placed to benefit from the continuing consumer trend towards health and well-being and our new brand and product innovations, scheduled for launch in the first half of calendar 2007, remain focused on the growing stills category.

Financial and Business Review

The following discussion is based on Britvic's results for the year ended 1 October 2006 compared with proforma numbers for the year ended 2 October 2005. The key proforma adjustments are the removal of own label revenue and brand contribution; the impact of additional plc costs; and the impact of the financial restructuring of the business. The financial statements for the year ended 1 October 2006 have been prepared in accordance with International Finance Reporting Standards ('IFRS').

Key Performance Indicators

The principal key performance indicators that management uses to assess the performance of the Group in addition to income statement measures of performance are as follows:

- Volume growth – number of litres sold by the Group relative to prior year.
- Average realised price ('ARP') – average revenue per litre sold.
- Revenue growth – sales achieved by the Group relative to prior year.
- Brand contribution margin – revenue less material costs and all other marginal costs that management considers to be directly attributable to the sale of a given product, divided by revenue. Such costs include brand specific advertising and promotion costs, raw materials, and marginal production and distribution costs. Management uses the brand contribution margin to analyse Britvic's financial performance, because it provides a measure of contribution at brand level.
- Operating profit margin – operating profit before the deduction of interest and taxation divided by revenue.
- Free cash flow – net cash flow excluding dividend payments.
- Return on invested capital ('ROIC') – operating profit after tax as a percentage of invested capital. Invested capital is defined as non-current assets plus current assets less current liabilities, excluding all balances relating to interest bearing liabilities and all other assets or liabilities associated with the financing and capital structure of the Group and excluding any deferred tax balances.

£73.7m

Operating profit
Up 0.5 per cent on prior year

Overview

In the year to 1 October 2006 total branded volumes were down 3.3 per cent on the prior year with total branded revenues down 2.6 per cent at £677.7m. These numbers reflect an improved trend in the second half of the year and a first half which was affected by challenging market conditions. Operating profit for the year was up 0.5 per cent on prior year to £73.7m with operating profit margin also showing improvement at 10.9 per cent, up 0.4 percentage points despite an increase in energy costs impacting profit margins, as expected, by approximately 0.5 per cent. This result reflects strong management action with a focus on controlling costs, driving ARP and cash management. This combined with closer attention to tax has driven an improvement in ROIC of 0.2 percentage points to 17.0 per cent. Profit after tax for the year was £39.6m essentially flat on the prior year with basic EPS also broadly flat at 18.4p.

Carbonates

	FY2006 £m	FY2005 £m	Percentage change
Volume (millions litres)	848.3	899.6	(5.7)
ARP per litre	39.2p	39.7p	(1.3)
Revenue	332.5	356.9	(6.8)
Brand contribution	130.1	143.3	(9.2)
Brand contribution margin	39.1%	40.2%	(1.1)%pts

Carbonate volumes at 848.3m litres for the period were down 5.7 per cent on prior year. However volumes had experienced an improved trend during the period from down 7.2 per cent in the first half to down 4.2 per cent in the second half as the market as a whole benefited from a hot July, the impact of the World Cup, significant new product launches and high levels of promotional activity.

Revenues for the year were £332.5m down 6.8 per cent on the prior year and also saw an improved trend with revenues down 4.7 per cent in the second half from down 9 per cent in the first half. Management responded to the promotional activity in the market place with clear action both in store and above the line but continued to focus on ARP. The new IT systems of SAP and SIEBEL implemented as part of the Business Transformation Programme have enabled more efficient promotions. As a result ARP was essentially maintained during the second half against last year. This positively impacted the brand contribution margin improving from down 3 percentage points against the prior year at the first half to down 1 percentage point for the full year.

Stills

	FY2006 £m	FY2005 £m	Percentage change
Volume (millions litres)	446.5	437.3	2.1
ARP per litre	72.1p	71.9p	0.3
Revenue	321.7	314.3	2.4
Brand contribution	152.0	147.5	3.0
Brand contribution margin	47.2%	46.9%	0.3%pts

Stills volumes increased by 2.1 per cent for the year driven by a strong second half volume growth of 3.8 per cent. Revenue, also grew to £321.7m up 2.4 per cent on last year again driven by strong second half growth of 5.6 per cent predominantly due to:

- new product launches with a strong performance from Britvic's new kids' water brand, Fruit Shoot H2O, with the other water launches of Pennine Spring and Drench performing in line with management's expectations;
- a solid performance in the key categories of juice drinks and adult, with Fruit Shoot and J20 performing well; and
- Robinsons squash performing well due to improved distribution, consumers moving into the category away from carbonates, and additional marketing investment in the period.

Stills revenue at £321.7m showed an improvement on the prior year of 2.4 per cent. First half revenue performance was down 1.0 per cent and was affected by structural changes to the take home customer base and some pricing and promotional issues, which were satisfactorily resolved, with a small number of customers that had a marked impact on revenue in the last few weeks of the period. Prior to this, for the first 20 weeks of the year stills revenue growth was at 4.5 per cent.

The majority of the brand contribution margin growth of 0.3 percentage points was driven by the growth in ARP of 0.3 per cent and the increase in water sales which had reduced prime costs. This was partially offset by input cost increases notably from pressure in fruit juices and also the additional cost of production of Robinsons large packs.





International

	FY2006 £m	FY2005 £m	Percentage change
Volume (millions litres)	35.8	38.6	(7.3)
ARP per litre	65.5p	63.9p	2.7
Revenue	23.5	24.7	(4.9)
Brand contribution	7.0	8.2	(14.6)
Brand contribution margin	29.8%	33.2%	(3.4)%pts

International volumes for the period were 35.8m litres, down 7.3 per cent on prior year with revenues at £23.5m, down 4.9 per cent on prior year. The fall in volume and revenue is largely explained by Britvic's travel business, in particular airlines. The trends in airline travel towards low cost operators have resulted in most scheduled and chartered airlines not serving free drinks on board with a consequential rebasing of Britvic's business with them. Excluding the airline impact and the effect of withdrawing from low margin export business, revenue would have increased on prior year by 2 per cent.

The international strategy is centred on the exploitation of our UK market leading stills brands in near European markets. In Holland, Fruit Shoot continues to grow its market share and Robinsons' initial trading in Denmark and Sweden is encouraging. However as anticipated both margins and profits have been impacted by launching into Sweden during the year, and the cost of accelerating growth in Holland. The decline in brand contribution is substantially due to this.

Costs and overheads

	FY2006 £m	FY2005 £m	Percentage change
Non Brand A&P	(6.1)	(6.6)	7.6
Fixed supply chain	(68.0)	(66.2)	(2.7)
Selling costs	(86.0)	(88.8)	3.2
Overheads and other	(55.3)	(64.1)	13.7
Total	(215.4)	(225.7)	4.6
Total A&P spend	(44.6)	(48.9)	8.7
A&P as a percentage of net revenue	6.6%	7.0%	



John Gibney – Finance Director
Responsible for Britvic's finances, IT infrastructure, estates, legal support, risk management and for bringing forward the Business Transformation Programme. John joined Britvic in 1999 and is a member of both the Board and the Executive Committee.



Andrew Marsden – Marketing Director
Responsible for the development of Britvic's brands, bringing forward innovations, and maintaining strong consumer insight. Andrew joined Britvic in 1997 and is a member of the Executive Committee.

£11m

Sustainable overhead cost savings in 2006.

Non brand Advertising and Promotional (A&P) spend is down 7.6 per cent on last year as less A&P spend went on areas such as market research and channel expenditure. However, overall A&P spend at 6.6 per cent of revenue is also down on last year due to investment in carbonates being moved away from media towards in-store promotions, as a reaction to market conditions. It is expected that total A&P spend will be maintained at circa 7 per cent of revenue going forward to continue to support the Group's long term brand building philosophy.

Fixed supply chain costs have been tightly controlled showing only a marginal increase on last year, in line with inflation despite cost pressures.

At the time of flotation management had identified £6m of cost savings in FY06 (at an estimated one-off cost of £4m) with an estimated further £6m of savings in aggregate over the following two financial years. As a consequence of the success of the Business Transformation Programme, £11m of sustainable overhead cost savings were delivered in FY06, constituting a further £4m of savings (£6m on an annualised basis) and £1m brought forward from the FY07 programme. In total, this has resulted in an extra £2.5m of one-off costs in FY06; £1m relating to the additional saving identified and £1.5m brought forward from FY07. These further cost savings have increased the annualised savings achievable in FY07 and FY08, to £15m and £18m respectively in total.

In addition, overheads include £2.5m of additional ongoing expenses in relation to being a listed company, which is in line with management's estimates at the time of flotation.

Management believes there are opportunities to generate further cost savings through, for example, increased vertical integration of its production process, although as expected there were no significant savings in this area in FY06.

Exceptional items

During the year, Britvic incurred exceptional operating costs of £19.1m. These comprised listing costs incurred as a result of Britvic's flotation (£5.5m); restructuring costs included the costs of major restructuring programmes undertaken in the year relating principally to redundancy costs and advisor fees (£7.0m); and the cost of share incentive schemes directly associated with the flotation (£6.6m). Management had previously estimated that the listing costs incurred as a result of the flotation would total approximately £4.8m (of which £2.2m was accrued and recognised in Britvic's profit and loss account for the financial year ended 2 October 2005). The higher costs have arisen as a result of increased advisor and transitional costs.

The next stage of the restructuring programme has been implemented earlier than anticipated, accelerating cost savings. It is estimated that the cost of existing restructuring programmes will be circa £1.5m in the next financial year with no further costs beyond that.

The share incentive costs relate primarily to two schemes, the one-off cost of the all-employee share award announced at the time of flotation, and a transitional award made under the Company's Performance Share Plan designed as a long term incentive scheme for the most senior managers in the business.

All costs are tax deductible with the exception of the costs in relation to the listing on the London Stock Exchange. The share incentive scheme costs will attract deductions but on a basis different to the accounting treatment.

Interest

The net finance charge for the year for the Group was £17.8m compared with £16.5m in 2005 (on a proforma basis). The composition of the charge was interest payable of £18m (2005: £16.8m) in respect of borrowings, less £0.2m (2005: £0.3m) of interest income earned on surplus cash. The main driver for the increased charge on a proforma basis was the additional pension contributions of £30m made in both March and December 2005.

The net finance charge (pre-exceptionals) reported in the accounts has increased from £6.2m to £17.8m. As well as the pension payments described above, the main driver is the additional borrowings associated with the refinancing of the Group which occurred prior to the listing on the London Stock Exchange.

Taxation

The tax charge of £16.3m before exceptional items, represents an effective tax rate of 29.2 per cent, which is lower than the UK statutory rate of 30 per cent due to a greater focus on the management of taxation as an independent plc. The effective tax rate as reported in the accounts for the previous year was 29.8 per cent. Including the effect of exceptional items, the effective tax rate was 33.7 per cent, which is higher than last year's rate of 32.4 per cent due to increased disallowances relating to exceptional items.





Earnings per share

Earnings per share based on 52 weeks, adjusted for exceptional items, was 18.4p, down 0.1p compared to last year's figure of 18.5p on a proforma (like for like) basis. Basic earnings per share as reported in the accounts (after exceptionals) for the year was 11.2p compared with 20.2p last year. The main drivers of the reduction are the high level of exceptional costs and additional interest charges relating to the flotation and business restructuring.

Dividends

The Board is recommending a final dividend for 2006 of 7p per share. Together with the interim dividend of 3p paid on 7 July 2006, this gives a total dividend for the year of 10p per share. Subject to approval at the AGM, the total cost of the dividend for the year will be £21.6m and the final dividend will be paid on 16 February 2007 to shareholders on record as at 8 December 2006.

Cash flow and net debt

A very strong performance on cash has delivered a free cash flow for the year of £48.9m before exceptionals. This compares to an outflow of £10.3m last year. The improvement is driven principally by management's focus on driving efficiency and reducing costs which has resulted in a reduction in working capital and reduced capital expenditure.

Additional contributions were made to the defined benefit pension scheme of £30m in the year (2005: £30m).

Net debt was £282.6m at 1 October 2006 compared to the proforma net debt of £312.3m at the start of the year. Compared to the reported net debt of £213.8m at the start of the year, the increase in borrowings was due to the £105.0m paid out in dividends during the year. This includes a special dividend of £98.5m (included in the proforma net debt) and the interim dividend of £6.5m.

Capital employed

Non-current assets reduced in the year from £333.3m to £316.0m due to tightly controlled capital expenditure. Management had estimated at flotation that depreciation would increase by approximately £3.0m in the year, however, the reduction in capital expenditure has resulted in a decrease of £2.5m to £38.3m. Current assets also reduced from £159.1m to £151.1m reflecting reductions in inventories and receivables. At the same time, current liabilities increased from £166.3m to £171.4m, reflecting increased trade creditors. Invested capital has reduced by 8.4 per cent to £293.9m compared to £320.7m at the previous year end. For 2005/06 ROIC has improved to 17.0 per cent from 16.8 per cent in 2004/05.

Share price and market capitalisation

At 2 October 2006 the closing share price for Britvic plc was 244.75p. The Group is a member of the FTSE 250 index with a market capitalisation of approximately £529m at the year end.

Treasury management

The financial risks faced by the Group are identified and managed by a central Treasury department. The activities of the Treasury department are carried out in accordance with Board approved policies and are subject to regular audit and Treasury Committee scrutiny. The department does not operate as a profit centre.

Key financial risks faced by the Group include exposures to movement in:

- Interest rates;
- Foreign exchange;
- Commodity prices.

The Treasury department is also responsible for the management of the Group's debt liquidity, currency requirements and cash.

At 1 October 2006, the Group's net debt of £282.6m consisted of £285.0m drawn under the Group's committed and syndicated bank facility, plus £17.5m of drawings under uncommitted bank facilities. This was netted off with £19.2m of surplus cash and £0.7m of issue costs of loans.

Pensions

The Group operates a pension scheme, which has both a defined benefit fund and a defined contribution fund. The defined benefit section of the scheme was closed on 1 August 2002, and since this date new employees have been eligible to join the defined contribution section of the scheme. The latest valuation for contribution purposes was carried out as at 31 March 2004. As a result of the full actuarial valuation at this date, further contributions of £30m were made in March and December 2005. Additional annual contributions of £10m will be made in December 2006 to 2010 (total of £50m) in order to further reduce the deficit in the scheme. The next actuarial valuation is planned to take place in line with the normal cycle as at 31 March 2007.

On an IAS19 basis, the Group's defined benefit pension scheme showed a deficit of £65.8m at 1 October 2006 compared with £84.6m for the previous year end. The reduction in the deficit reflects the benefit of £30m of further additional pension contributions paid in the year, net of an actuarial loss of £10.8m recognised in the year.







Martin Rose – Supply Chain Director
Responsible for the operation, efficiency and development of the end-to-end supply chain, including technical product development, purchasing, production and logistics. Martin joined Britvic in 1986 and is a member of the Executive Committee.



Doug Frost – Human Resources Director
Responsible for Britvic's people, including talent management, strengthening organisational capability, remuneration and benefits. Doug joined Britvic in 2004 and is a member of the Executive Committee.

Critical accounting policies

The discussion and analysis of Britvic's financial condition and results of operations are based upon the consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards ('IFRS'). The preparation of these financial statements requires Britvic's management to make estimates and judgements that affect the amounts reported in the financial statements and accompanying notes. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances, the results of which form the basis for making judgements about, among other things, the carrying value of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Management believes the following critical accounting policies reflect the more significant judgements and estimates used in the preparation of Britvic's IFRS consolidated financial statements.

Post-retirement benefits
The determination of the pension and other post retirement benefits cost and obligation is based on assumptions determined with independent actuarial advice. The assumptions include discount rate, inflation, pension and salary increases, expected return on scheme assets, mortality and other demographic assumptions.

Impairment of goodwill
Determining whether goodwill is impaired requires an estimation of the value in use of the cash generating units to which goodwill has been allocated. The value in use calculation requires an estimate of the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value.

Deferred income tax
Deferred tax assets and liabilities require management's judgement in determining the amounts to be recognised. In particular, significant judgement is used when assessing the extent to which deferred tax assets should be recognised which is dependent on the generation of sufficient future taxable profits. The Group recognises deferred tax assets where it is more likely than not that the benefit will be realised.

Note: the business and financial review comprises the Group's compliance with s234zzb of the Companies Act. It is not intended to comply with all the requirements of RS1 as issued by the Accounting Standards Board.

£48.9m

Free cash flow before exceptionals
Compares to an outflow of £10.3m last year.

Business Resources

Britvic is one of the two leading soft drinks businesses in Great Britain. It is one of the top two soft drinks businesses in the GB take-home channel, is the leading soft drinks supplier to the GB licensed on-trade and is a significant player with a growing presence in the leisure and catering channel.

The main resources the Group uses to achieve its results are:

- an extensive and balanced portfolio of stills and carbonates brands, including Robinsons, Pepsi, 7UP, Tango, J2O, Britvic, Fruit Shoot, R Whites and Pennine Spring. The breadth and depth of Britvic's portfolio enables it to target consumer demand across a wide range of consumption occasions, in all the major soft drinks categories and across all relevant routes to market. The strength of Britvic's brand portfolio is underpinned by its consumer insight and product development capability which has consistently enabled it to produce innovative products, packaging formats and promotional activity designed to meet evolving consumer tastes and preferences.
- a successful long-standing relationship with PepsiCo that was renewed in 2004 for a further 15 years, and extended for a further five years to 2023, as a result of the flotation. This relationship gives Britvic the exclusive right to distribute the Pepsi and 7UP brands in Great Britain, access to all new carbonated drinks developed by PepsiCo for distribution in Great Britain and, to support the development of its carbonates offering, access to PepsiCo's consumer and customer insight, competitor intelligence, marketing best practice, brand and product development expertise and technological know-how.
- a strong customer base. In take-home, Britvic's customers include the 'Big 4' supermarkets (Tesco, J Sainsbury, Asda and Wm Morrison) together with a number of other important grocery retailers. The Group has significant supply arrangements with a number of key players in the GB pub sector and leisure and catering channels. Through Britvic International, the Group has built on the success of the Robinsons and Fruit Shoot brands by introducing these products into markets outside Great Britain (including Sweden, Holland, Belgium and Spain).

Britvic also has a well-invested and flexible production capability and a large-scale distribution network that, according to AC Nielsen, enabled its soft drinks to be made available to consumers at over 95 per cent of the points of sale (on a sterling-weighted value basis) in the GB take-home and over 93 per cent of the points of sale of the licensed on-trade channels in 2006.



Andrew Richards – Sales Director
Responsible for all aspects of customer management, including identifying new business and expanding sales opportunities with existing customers. Andrew joined Britvic in 1998 and is a member of the Executive Committee.



Alan Beaney – Strategy Director
Responsible for the development of Britvic's business strategy, particularly focusing on driving value from existing programmes and identifying opportunities for growth. Alan joined Britvic in 1996 and is a member of the Executive Committee.





Risks and Uncertainties

The Group's results of operations could be materially adversely affected by:

Risks relating to the Group

- a decline in certain key brands;
- a termination or variation of its bottling and distribution arrangements with PepsiCo or an adverse development in the PepsiCo relationship;
- a further consolidation in its customer base;
- any interruption in, or change in the terms of, the Group's supply of packaging and raw materials;
- any failure in the processes or the new IT systems implemented as part of the Business Transformation Programme;
- any inability to protect the intellectual property rights associated with its current and future brands;
- contamination of its raw materials or finished products;
- litigation, complaints or adverse publicity in relation to its products;
- loss of key employees;
- any increase in the Group's funding needs or obligations in respect of its pension scheme; and
- any failure or unavailability of the Group's operational infrastructure.

Risks relating to the market

- a change in consumer preferences, perception and/or spending;
- poor economic conditions and weather;
- potential impact of the proposed smoking ban or other regulatory developments;
- actions taken by competition authorities or private actions in respect of supply or customer arrangements;
- actions by the Group's competitors; and
- changes in accounting principles or standards.

Risks relating to the Ordinary Shares

There are risks arising out of an investment in ordinary shares because of:

- US Holders potentially not being able to exercise pre-emptive rights;
- potential share price volatility;
- sterling dividend payments giving rise to currency exposure for investors whose principal currency is not sterling; and
- PepsiCo's right to terminate the Exclusive Bottling Agreements on a change of control which may affect the ability of a third party to make a general offer for the ordinary shares.

95%

Coverage of points of sale in take home

Britvic products are available at over 95 per cent of points of sale (on a sterling weighted value basis) in GB take home

Corporate Responsibility

This is the first time Britvic has commented publicly on its role as a corporate citizen, yet the Company has always operated with an underlying awareness of its wider responsibilities.

As the producer of some of Britain's longest standing and trusted brands, quality and integrity are paramount in our production and business practices.

Environment

We strive to reduce energy and raw material usage to support environmental and financial performance. Over the past four years we have reduced our waste to landfill ratio (kg per tonne of product) at our production sites by 70 per cent while also accumulating 26,500 tonnes of CO_2 credits from 1999 – 2004/05.

Community

Britvic has continued to foster links with local communities, with schemes available to employees that offer free products for charitable events and match funds raised on a personal basis through our £4£ scheme.

In addition we promote charitable and community activity through our brands. During 2005/6 Britvic brands, particularly Robinsons, have supported grass roots tennis and physical skills development in partnership with the Scouts. Over the last three years, 600,000 children have benefited from the Fruit Shoot 'Get Good' campaign promoting physical activity. We also hosted an award for developing urban artists through Drench.

Workplace

Employees benefit from a wide range of flexible benefits, promoted under the award winning 'My Choice' banner. Family friendly policies, sabbaticals and an intranet site promoting 'health and well-being' are just some of the ways we support our employees.

Marketplace

Britvic is committed to providing high quality products that complement consumer lifestyles and to that end we have made significant changes to our portfolio by introducing an extensive range of no added sugar products. In helping consumers make the right dietary choices we have adopted the system of Guideline Daily Amount on-pack labelling, as endorsed by the industry trade association the British Soft Drinks Association. The first of these packs came off our production lines in November 2006.

In recognition of parents' and government's desire for young people to make the healthiest possible choices, several years ago Britvic removed all advertising from schools and has more recently withdrawn all television advertising of full sugar products to children.

Supply Chain

All suppliers to Britvic are audited to ensure the highest standards of quality. We have operated and developed quality systems over many years and maintained ISO accredited systems since the early 1990's. In addition we have joined the Supplier Ethical Data Exchange and all our sites are progressing towards accreditation by EFSIS to the BRC Global Standard.

The Future

While employees are rightly proud of this track record, the Company, at every level, aspires to achieve much more. The Board have, therefore, considered and agreed to the adoption of a Corporate Responsibility Strategy for 2006/7 and beyond.

For Britvic, Corporate Responsibility will be undertaken through a measured, pragmatic and business-focused programme to underpin profitability while supporting our established ethical and environmental credentials. It will strengthen Britvic's corporate reputation, deliver value to shareholders, help us minimise our environmental impacts, and help employees further support the communities in which we operate.

This activity will be further developed, and reported on, through the five key work streams outlined above.

Britvic is a good corporate citizen with a reputation that the Board is committed to enhancing for the benefit of all of the Company's stakeholders.



John Gibney
Finance Director

70%

Reduction in waste to landfill ratio since 2002
We measure kg waste per tonne of product and continue to seek reductions.


Each 250ml can contains
Calories
80
4%
Sugar
18.5g
21%
Fat
0.3g
<1%
of an adult's
The Really
Chelmsford
Best

The 'Really Wild' range of juices and juice drinks is the first of Britvic's brands to carry GDA labelling.




100% JUICE

Board of Directors









Gerald Corbett (55)

Independent Non-Executive Chairman
Gerald Corbett has been Non-Executive Chairman of the Company since 24 November 2005 and also chairs the Nomination Committee. He continues to be Chairman of the Woolworths Group plc, a post held since March 2001. He is also Chairman of SSL International plc and is a Non-Executive Director of Greencore Group plc based in Dublin. Gerald Corbett was Chief Executive of Railtrack plc from 1997 to 2000, Group Finance Director of Grand Metropolitan plc from 1994 to 1997 and was Group Finance Director of Redland plc between 1987 and 1994. He was a Non-Executive Director of the property group MEPC plc from 1995 to 1998 and Burmah Castrol plc from 1998 to 2000.

John Gibney (46)

Finance Director
John Gibney was appointed Finance Director in 1999 and is responsible for finance, IT, legal, estates, risk management and business transformation. Prior to joining Britvic, John Gibney was Senior Corporate Finance & Planning Manager for Bass PLC, and prior to that role, Finance Director and subsequently Deputy Managing Director of Gala Clubs.

Paul Moody (49)

Chief Executive Officer
Paul Moody became Chief Executive upon the Company's flotation in December 2005 and is responsible for the day-to-day running of the business. Prior to that he had held a number of senior roles including Managing Director and Chief Operating Officer. Paul Moody joined Britvic in 1996 as Director of Sales for grocery multiples (supermarkets) having previously worked for Golden Wonder and Pedigree Pet Foods. Paul Moody is also currently the Deputy President of the British Soft Drinks Association.

Chris Bulmer (48)

Independent Non-Executive Director
Chris Bulmer was appointed a Non-Executive Director on 24 November 2005 and chairs the Remuneration Committee. She is also a member of the Audit and Nomination Committees. Prior to joining Britvic, Chris Bulmer was from 2001 to 2003 the Group Human Resources Director for Brambles Industries plc and Brambles Industries Limited, and prior to that was Group Human Resources Director for Whitbread Group plc. Chris Bulmer has also worked for Diageo, Mars, Unilever and Blue Circle. She is also an Independent Trustee Director of Berkeley Square Pension Trustee Company Limited.







Joanne Averiss (43)

Non-Executive Director
Joanne Averiss was appointed a Non-Executive Director on 18 November 2005 and is the PepsiCo Nominee Director. Joanne Averiss has been a member of the PepsiCo legal department since 1990, holding a series of positions in the UK and the US and most recently acting as the Head of Legal (UK and Europe) for PepsiCo International's food and snack beverages division. She is also a Trustee and Chair of the Mesen Educational Trust.

Bob Ivell (54)

Senior Independent (Non-Executive) Director
Bob Ivell was appointed a Non-Executive Director on 24 November 2005 and is the Company's Senior Independent Director. He is a member of the Audit, Nomination and Remuneration Committees. Prior to joining Britvic, Bob Ivell was on the board of Scottish & Newcastle plc as Chairman of the Retail Division. He is currently the Executive Chairman of Regent Inns Plc, Chairman of Next Generation UK, Deputy Chairman of Next Generation Clubs Limited and Next Generation Pacific Limited and Non-Executive Chairman of Park Resorts Limited. During the 1980s Bob Ivell was the Managing Director of Beefeater.

Michael Shallow (52)

Independent Non-Executive Director
Michael Shallow was appointed a Non-Executive Director on 24 November 2005 and chairs the Audit Committee. He is also a member of the Nomination and Remuneration Committees. He is, in addition, a Non-Executive Director of Domino's Pizza UK & IRL plc and Spice plc. Previously he was Finance Director of Greene King plc from 1991 to 2005 and prior to that was an associate partner with Andersen Consulting and held a senior accounting role at Kingfisher plc.

Reports and Accounts

25 Directors' Report
28 Corporate Governance
31 Directors' Remuneration Report
38 Independent Auditor's Report to the Members of Britvic plc
39 Consolidated Income Statement
40 Consolidated Balance Sheet
41 Consolidated Statement of Cash Flows
42 Consolidated Statement of Recognised Income and Expense
43 Notes to the Consolidated Financial Statements
82 Independent Auditor's Report to the Members of Britvic plc
83 Company Balance Sheet
84 Notes to the Company Financial Statements
88 Shareholder Information

Directors' Report

For the year ended 1 October 2006

The Directors are pleased to present their report and the consolidated financial statements of the Company and its subsidiaries for the year ended 1 October 2006.

Principal activities

The Group trades principally as a UK-based manufacturer and distributor of soft drinks.

Background information

The Company was incorporated and registered in England and Wales under the Companies Act 1985 on 27 October 2005 as a private company limited by shares with the name Britannia SD Holdings Limited. On 18 November 2005, the Company resolved to re-register as a public limited company and change its name to Britvic plc. On 21 November 2005 the re-registration and change of name became effective. Admission to the Official List and to trading on the London Stock Exchange took place on 14 December 2005.

The registered and head office of the Company is at Britvic House, Broomfield Road, Chelmsford, Essex CM1 1TU.

Review of activities

A detailed review of the Group's activities and of future plans is contained within the Chairman's Statement on page 8, Chief Executive's Review on pages 9 to 11 and the Operating and Financial Review on pages 12 to 19.

Results and dividends

The Group profit attributable to the equity shareholders for the financial year before taxation amounted to £36.5m (2005: £64.2m) and the profit after taxation amounted to £24.2m (2005: £43.4m).

An interim dividend of 3.0p per ordinary share was paid on 7 July 2006.

The Directors are proposing a final dividend of 7.0p per share. This will be paid on 16 February 2007 to shareholders on the register at close of business on 8 December 2006, subject to shareholder approval.

Directors

The following were Directors of the Company during the period since listing:

	Position	Date of appointment
Gerald Corbett	Chairman	24.11.2005
Paul Moody	Chief Executive	27.10.2005
Joanne Averiss	Non-Executive Director	18.11.2005
Chris Bulmer	Non-Executive Director	24.11.2005
John Gibney	Finance Director	27.10.2005
Bob Ivell	Senior Independent Non-Executive Director	24.11.2005
Michael Shallow	Non-Executive Director	24.11.2005

The following were Directors of the Company prior to listing. These Directors received no remuneration in respect of their appointment.

	Appointed	Resigned
Emmanuel Babeau	18.11.2005	24.11.2005
Richard Burrows	18.11.2005	24.11.2005
Iain Muir	18.11.2005	24.11.2005
Christopher Rogers	18.11.2005	24.11.2005
Richard Solomons	18.11.2005	24.11.2005
Richard Winter	18.11.2005	24.11.2005

In accordance with Article 83 of the Company's Articles of Association all of the current serving Directors hold office only until the Annual General Meeting ('AGM') and, being eligible, offer themselves for election. Their biographical details are set out on pages 22 and 23.

Directors' interests

The Directors' interests in ordinary shares of the Company are shown within the Directors' Remuneration Report on pages 31 to 37. No Director has any other interest in any shares or loan stock of any Group company.

Other than Joanne Averiss, who is a director of a number of PepsiCo's subsidiaries, no Director was or is materially interested in any contract other than his service contract, subsisting during or existing at the end of the year which was significant in relation to the Group's business. Further details of Joanne Averiss' appointment are set out on page 28 in the Corporate Governance section of the Annual Report.

As at the date of this report, indemnities are in force under which the Company has agreed to indemnify the Directors, to the extent permitted by law and the Company's Articles of Association, in respect of all losses arising out of, or in connection with, the execution of their powers, duties and responsibilities, as Directors of the Company or any of its subsidiaries.

Directors' remuneration

The Remuneration Committee, on behalf of the Board, has adopted a policy that aims to attract and retain the Directors needed to run the Group successfully. The Directors' Remuneration Report is shown on pages 31 to 37.

Annual General Meeting

Details of the Company's forthcoming Annual General Meeting are set out in a separate circular which has been sent to all shareholders with the Annual Report.

Employee involvement

The Company uses a number of ways to engage employees on matters that impact them and the performance of the Company. These include an annual roadshow at key sites by members of the Executive Committee, the publication of a bi-monthly internal newsletter, 'The Mag', the 'b.link' intranet site containing easy access to the latest Company information as well as company policies and vacancies, together with regular business briefings and team meetings. The Company also established an Employee Involvement Forum in 2004 through which nominated representatives ensure that employees' views are taken into account regarding issues that are likely to affect them. In addition, where the Company has entered into a recognition agreement with a Trade Union, it fulfils its obligations to consult and negotiate accordingly. The Company approaches these relationships from a partnership perspective.

All eligible employees are able to participate in the Britvic Share Incentive Plan which gives them the opportunity to purchase ordinary shares in the Company using money deducted from their pre-tax salary and to receive matching shares from the Company up to a maximum of £75 per 4 week pay period.

Equal opportunities

The Company is committed to providing equality of opportunity to all employees without discrimination and applies fair and equitable employment policies which ensure entry into and progression within the Company. Appointments are determined solely by application of job criteria and competency.

Disabled persons

Disabled persons, whether registered or not, have equal opportunities when applying for vacancies, with due regard to their aptitudes and abilities. In addition to complying with legislative requirements, procedures ensure that disabled employees are fairly treated in respect of training and career development. For those employees becoming disabled during the course of their employment, the Company is supportive, whether through retraining or redeployment, so as to provide an opportunity for them to remain with the Company, wherever reasonably practicable.

Supplier payment policy

The Group agrees terms and conditions for its business transactions with suppliers. Payment is made in accordance with these terms provided the supplier meets its obligations. The average number of days of payments outstanding at 1 October 2006 was 41 (2005: 33).

Political contributions

During the year the Company and its subsidiaries made no political contributions.

Charitable donations

During the year the Group has contributed £36,491 to communities in the UK.

Major shareholders

As at 29 November 2006, the Company has been notified of the following interests in three per cent or more of the Company's ordinary shares.

	Number of ordinary shares	Per cent
AXA S.A.	32,763,460	15.16
FMR Corp. and Fidelity International Limited	16,016,742	7.41
The Baupost Group, L.L.C.	7,946,822	3.68
Barclays PLC	7,008,106	3.24
Legal & General Investment Management Limited	6,555,073	3.04

Statement of Directors' responsibilities in relation to the financial statements

The Directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable United Kingdom law and those International Financial Reporting Standards ('IFRSs') as adopted by the European Union.

The Directors are required to prepare financial statements for each financial year which present fairly the financial position of the Company and of the Group and the financial performance and cash flows of the Company and of the Group for that period. In preparing those financial statements, the Directors are required to:

- Select suitable accounting policies and then apply them consistently;
- Present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information;
- Provide additional disclosures when compliance with the specific requirements in IFRSs is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance; and
- State that the Company has complied with IFRSs, subject to any material departures disclosed and explained in the financial statements.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and of the Group and enable them to ensure that the financial statements comply with the Companies Act 1985 and Article 4 of the IAS Regulation. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Directors' statement as to disclosure of information to auditors

So far as each Director is aware, there is no relevant audit information (as defined by the Companies Act 1985) of which the auditors are unaware. Each Director has taken all steps that ought to be taken by a Director to make themselves aware of, and to establish that the auditors are aware of, any relevant information.

A copy of the financial statements is placed on the Company's website. The maintenance and integrity of this website is the responsibility of the Directors. The work carried out by the auditors does not involve consideration of these matters and accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Financial statements

After making appropriate enquiries, the Directors have a reasonable expectation that the Company and the Group overall have adequate resources to continue operating for the foreseeable future. Accordingly, these financial statements have been prepared on a going concern basis.

Ernst & Young LLP have indicated their willingness to accept reappointment as auditors of the Company and a resolution proposing their reappointment is contained in the Notice of Annual General Meeting and will be put to the shareholders at the Annual General Meeting.

By Order of the Board

John Price
Company Secretary
29 November 2006

Corporate Governance

Introduction

The Company is committed to high standards of corporate governance and supports the principles laid down in the revised Combined Code on Corporate Governance as issued by the Financial Reporting Council on 27 June 2006 ('the Code'). This statement describes how the principles of the Code are applied and reports on the Company's compliance with the Code's provisions since listing on the London Stock Exchange on 14 December 2005.

The Directors consider that the Company has been in compliance with the provisions of the Code throughout the period since listing on 14 December 2005 through to the year ended 1 October 2006 and to the date of this report.

Board of Directors

The Board currently has seven members, comprising the Non-Executive Chairman, Chief Executive, Finance Director, three further independent Non-Executive Directors and the PepsiCo nominated Non-Executive Director. All of the Directors bring strong judgement to the Board's deliberations. The Board is of sufficient size and diversity that the balance of skills and experience is considered to be appropriate for the requirements of the business. With the exception of the PepsiCo nominated Non-Executive Director, Joanne Averiss, the Non-Executive Directors are all independent of management and free from any business or other relationship, including those relationships and circumstances referred to in provision A.3.1 of the Code that could materially interfere with the exercise of independent and objective judgement. In addition to her fiduciary obligations to act in the best interests of the Company, Joanne Averiss is required under her letter of appointment to discharge her duties in the interests of the Company notwithstanding her connection with PepsiCo. The Company considers that, on appointment, the Chairman was independent for the purposes of provision A.3.1 of the Code. The Non-Executive Directors have all been appointed for a three-year term. The senior independent Non-Executive Director, Bob Ivell, is available to shareholders if they have concerns which contact through the normal channels of Chairman, Chief Executive or Finance Director has failed to resolve or for which such contact is inappropriate.

At all times since listing there has been a majority of independent Non-Executive Directors on the Board, in compliance with Code provision A.3.2.

The biographical details of the Board members are set out on pages 22 and 23. The Directors have all occupied, or occupy, senior positions in UK and/or non-UK listed companies and have substantial experience in business. The Non-Executive Directors do not participate in any of the Group's pension schemes or in any of the Group's bonus, share option or other incentive schemes. All Directors must stand for election at the first AGM after they are appointed. The Company's Articles of Association provide that all Directors will stand for re-election at least every three years.

The Board is collectively responsible for the proper management of the Company. The Board normally meets ten times each financial year and has a formal schedule of matters reserved to it for decision making, including the approval of annual and interim results, annual budgets, material acquisitions and disposals, material agreements and major capital commitments. The Company Secretary maintains a record of attendance at Board meetings and Committee meetings, further details of which are set out on page 30. During the year the Chairman met with the Non-Executive Directors without the Executive Directors present.

Board members are given appropriate documentation in advance of each Board or Committee meeting. This normally includes a detailed report on current trading and full papers on matters where the Board will be required to make a decision or give its approval. Specific business-related presentations are given when appropriate.

There is an established procedure for the preparation and review, at least annually, by the Board of medium-term plans and the annual budget. The business reports monthly on its performance against its agreed budget. The Board receives a monthly update on performance and reviews any significant variances on a monthly basis. All major investment decisions are subject to post-completion reviews.

In line with agreed procedures, the Chairman has conducted interviews with each Director and assessed their individual performance. The Chairman has carried out an evaluation of the performance of the Board as a whole and of each Committee and, led by the senior independent Non-Executive Director, the Non-Executive Directors have assessed the performance of the Chairman. The conclusions of those assessments have been presented to the Board by the Chairman and the senior independent Non-Executive Director. The evaluation process is designed to cover Board processes, the structure and capability of the Board, strategic alignment, board dynamics and the skills brought to the Board by each Director.

The Board has approved a procedure for Directors to take independent professional advice at the Company's expense, if necessary. In addition, the Directors have direct access to the advice and services of the Company Secretary, who is responsible for ensuring that Board procedures are followed. Both the appointment and removal of the Company Secretary is a matter for the Board as a whole. The Company Secretary is responsible for preparing and implementing an induction programme for Board appointees, including guidance as to their duties, responsibilities and liabilities as a Director of the Company and business familiarisation. Business familiarisation involves Directors visiting Company sites in the UK and giving the Directors the opportunity to meet senior managers around the business. They also have the opportunity to discuss organisational, operational and administrative matters. Every Director has access to appropriate training as required subsequent to appointment. The Company provides Directors' and Officers' insurance cover, in line with normal market practice, for the benefit of Directors in respect of claims arising in the performance of their duties.

Board of Directors continued

The different roles of the Chairman and Chief Executive are acknowledged. A responsibility statement for each of those roles has been agreed with the Chairman and Chief Executive respectively and adopted by the Board. The Chairman is primarily responsible for the workings of the Board and ensuring that its strategic and supervisory role is achieved. The Board has delegated appropriate responsibilities to the Executive Committee who are responsible for the day-to-day running of the business, carrying out agreed strategy and implementing specific Board decisions relating to the operation of the Group.

Board Committees

There are a number of standing Committees of the Board to which various matters are delegated. The Committees all have formal Terms of Reference that have been approved by the Board which are available on the Group's website (www.britvic.com). Details are set out below:

The Nomination Committee

The Nomination Committee comprises Chris Bulmer, Bob Ivell and Michael Shallow and is chaired by Gerald Corbett. The Committee meets as necessary and is responsible for considering and recommending to the Board persons who are appropriate for appointment as Executive and Non-Executive Directors. There is a formal, rigorous and transparent procedure for the appointment of new Directors to the Board. This process will involve the Nomination Committee interviewing suitable candidates who are proposed by either existing Board members or by an external search company. Careful consideration will be given to ensure appointees have enough time available to devote to the role and that the balance of skills, knowledge and experience on the Board will be maintained. When dealing with the appointment of a successor to the Chairman, the senior independent Non-Executive Director will chair the Committee instead of the Chairman. When the Committee has found a suitable candidate, the Chairman of the Committee will make a proposal to the whole Board and the appointment is the responsibility of the whole Board following recommendation from the Committee.

The Remuneration Committee

The Remuneration Committee comprises Bob Ivell and Michael Shallow and is chaired by Chris Bulmer. It is responsible for: (i) making recommendations to the Board on the Group's policy on the remuneration of the Company's Chief Executive, Chairman, the Executive Directors, the Company Secretary and other members of the Executive Committee, as detailed in the Operating and Financial Review on pages 9 to 19; (ii) the determination, within agreed terms of reference, of the remuneration of the Chairman and of specific remuneration packages for each of the Executive Directors and other members of the Executive Committee including pension rights, any compensation payments and benefits; and (iii) the determination of awards under the Company's employee share plans. It meets at least three times a year. Full details of its activities and of Directors' remuneration are set out in the Directors' Remuneration Report on pages 31 to 37. The Chairman of the Committee reports the outcome of meetings to the Board.

The Audit Committee

The Audit Committee comprises Chris Bulmer and Bob Ivell and is chaired by Michael Shallow. The Board is satisfied that Michael Shallow, who is a Chartered Accountant and was until December 2005 Finance Director of Greene King plc, has recent and relevant financial experience as required by the Code.

The role of the Audit Committee is to review the results of the full year audit and approve the interim results in each case prior to their submission to the Board. It is also responsible for reviewing the Company's internal financial control and risk management systems, advising the Board on the appointment of external auditors, overseeing the relationship with the external auditors, reviewing the Company's whistle blowing procedures, reviewing accounting policies and compliance and considering the need for a full internal audit function.

The Committee had four meetings during the year and on each occasion the Finance Director and the Head of Internal Audit and Risk were invited to attend. The external auditors attended three of the meetings.

The Audit Committee regularly monitors the relationship with the auditors and assesses their performance, cost-effectiveness, objectivity and independence. It agrees the scope of the audit work and discusses the results of the full year audit and interim review each year.

It is a specific responsibility of the Audit Committee to ensure that an appropriate relationship is maintained between the Company and its auditors. The Company has a policy of controlling the provision of non-audit services by the external auditors in order to maintain their independence and ensure that their objectivity and independence are safeguarded. This control is exercised by ensuring non-audit projects, where fees are expected to exceed £50,000, are subject to the prior approval of the Chairman of the Audit Committee and the Finance Director. If non-audit project fees are expected to exceed £150,000 the prior approval of the Audit Committee is required. The Committee has scrutinised the internal procedures of Ernst & Young LLP and satisfied itself that the independence and objectivity of the auditors are not affected by the non-audit work undertaken.

The Company has an internal audit function and the relationship between it and the external auditors is routinely assessed at Committee meetings. The Company has developed a Concern at Work policy and whistle blowing arrangements exist for it to deal with complaints from employees about any accounting or financial management impropriety or other questionable practices or conduct.

Attendance at meetings

The attendance of Directors at Board and Committee meetings during the year ended 1 October 2006 was as follows:

	Board	Nomination Committee	Remuneration Committee	Audit Committee
Gerald Corbett	11	2	–	–
Paul Moody	10	–	–	–
Joanne Averiss	11	–	–	–
Chris Bulmer	11	2	6	4
John Gibney	11	–	–	–
Bob Ivell	10	–	6	4
Michael Shallow	11	2	6	4
Total number of meetings	**11**	**2**	**6**	**4**

Shareholder relations

The Company is committed to maintaining good communications with shareholders. The Chairman, Chief Executive and Finance Director, have dialogue with individual institutional shareholders in order to develop an understanding of their views which is fed back to the Board. General presentations are given to analysts and investors covering the annual and interim results. The Operating and Financial Review set out on pages 9 to 19 details the financial performance of the Company as well as setting out the risks it faces and plans for the future. The Company Secretary generally deals with questions from individual shareholders. All shareholders will have the opportunity to ask questions at the Company's AGM on 31 January 2007. At the AGM, the Chairman will give a statement on current trading conditions. The Chairmen of the Audit, Remuneration and Nomination Committees will be available to answer questions at the AGM. The Chairman will advise shareholders on proxy voting details. In addition, the Group's website containing published information and press releases can be found at www.britvic.com.

Internal control

The Board has overall responsibility for the Company's system of internal control and risk management and for reviewing its effectiveness. In discharging that responsibility, the Board confirms that it has established the procedures necessary to apply the Code, including clear operating procedures, lines of responsibility and delegated authority. These procedures have been in place since the Company listed and will be regularly reviewed by the Board.

Business performance is managed closely and the Board and the Executive Committee have established processes, as part of the normal good management of the business, to monitor:

- strategic plan achievement, through a regular review of progress towards strategic objectives;
- financial performance, within a comprehensive financial planning and accounting framework, including budgeting and forecasting, financial reporting, analysing variances against plan and taking appropriate management action;
- capital investment and asset management performance, with detailed appraisal, authorisation and post investment reviews; and
- principal risks and risk management processes, which accords with the Turnbull guidance and is supported by reports from the Head of Internal Audit and Risk that the significant risks faced by the Company are being identified, evaluated and appropriately managed, having regard to the balance of risk, cost and opportunity. The Executive Committee review the Group risk register on at least a quarterly basis, with the Board reviewing it on at least a semi-annual basis.

In addition, the Audit Committee received:

- reports from the Head of Internal Audit and Risk on the work carried out under the annual internal audit plan; and
- reports from the external auditors.

Through the monitoring processes set out above, the Board has conducted a review of the effectiveness of the system of internal control during the year ended 1 October 2006. The system of internal control is designed to manage, rather than eliminate, the risk of failure to achieve business objectives and it must be recognised that it can only provide reasonable and not absolute assurance against material misstatement or loss. In that context, the review, in the opinion of the Board, did not indicate that the system was ineffective or unsatisfactory and the Board is not aware of any change to this status up to the approval of this Annual Report.

Directors' Remuneration Report

For the year ended 1 October 2006

The following is a report by the Remuneration Committee (the Committee) which has been approved by the Board of Britvic plc for submission to shareholders. This report has been prepared in accordance with the Companies Act 1985. It provides the Company's statement of how it has applied the principles of good governance relating to Directors' remuneration and is intended to communicate Britvic's policies and practices on executive remuneration to the Company's major shareholders and relevant institutions.

In accordance with the Companies Act 1985, a resolution will be submitted to the Annual General Meeting to approve the Directors' Remuneration Report.

Membership of Remuneration Committee

Since flotation in December 2005, the Committee consisted wholly of independent Non-Executive Directors: Chris Bulmer (Chairman of the Committee), Bob Ivell and Michael Shallow. At the invitation of the Chairman of the Committee, the Chairman of the Board, the Chief Executive Officer and Human Resources Director attend the meetings of the Committee except when their own remuneration is under consideration. Details of the attendance by Committee Members at Committee Meetings are shown in the Corporate Governance Report on page 30.

Composition and terms of reference

The Committee's composition and terms of reference are in line with the Combined Code and are available on the Company's website or on request. The Committee meets not less than three times a year and has responsibility for: (i) making recommendations to the Board on the Group's policy on the remuneration of the Company's Chief Executive, Chairman, the Executive Directors, the Company Secretary and other members of the Executive Committee; (ii) the determination, within agreed terms of reference, of the remuneration of the Chairman and of specific remuneration packages for each of the Executive Directors and other members of the Executive Committee, including pension rights, any compensation payments and benefits; and (iii) the determination of awards under the Company's employee share plans to the Executive Directors, the Company Secretary and other members of the Executive Committee. The Committee also ensures compliance with the Combined Code in this respect.

Advisors

The Committee has appointed an external consultant, Towers Perrin, to advise on executive compensation issues and in developing its performance-related remuneration policy. The following individuals also provide material advice or services to the Committee during the year:

- Paul Moody (Chief Executive);
- Doug Frost (Human Resources Director); and
- Michael Mountford (Head of Compensation & Benefits).

Remuneration Policy

The remuneration policy with respect to Executive Directors has been designed to provide market competitive remuneration relative to UK-listed companies of similar size and scope.

The Company believes that in order to meet its remuneration objectives, the remuneration of Executive Directors should comprise a balance between fixed and variable (performance-related) pay elements with the predominant proportion of potential reward being linked to performance. As a result, for superior performance, approximately two thirds of total remuneration is performance-related. For target performance, approximately 53 per cent of total remuneration is performance-related.

The Committee constantly reviews remuneration policy to ensure that it is sufficiently flexible to take account of future changes in Britvic's business operations and environment and recognises key developments in remuneration practice and alignment to shareholder interests. Consequently, the policy set out in this report has applied during 2005/6 and, subject to the changes to the annual incentive arrangement described below, will apply in 2006/7.

Remuneration Objectives

The principal objective of the remuneration policy is to provide market competitive levels of remuneration, including incentive arrangements, which will reward successful execution of the Company's short and long-term strategy. The Committee believes that this requires:

- The provision of mid-market base salaries and incentive levels for the sector, with appropriate leverage to reward sustained exceptional performance and support the future growth aspirations of the Company.
- A reward structure that initially places an equal emphasis on short-term and long-term performance in the early period post IPO to support operating performance and reward sustained longer-term performance.
- Incentive arrangements that are underpinned by a balance of operational and market-related performance metrics to provide both a focus on business performance and alignment with returns to the Company's shareholders.

Components of remuneration

	Purpose	Performance Measure
Base Salary	• Positions the role and the individual fairly within a competitive market range derived from a peer group of similar-sized UK-listed companies	• Individual contribution and sustained value in the business
Short-Term Incentive Plan (STIP)	• Provides focus on the delivery of the financial targets set out in the Annual Budget	• EPS (50 per cent) • Profit Before Tax (50 per cent) • For 2006/7, cash flow (25 per cent); PBT (50 per cent); and Net Revenue (25 per cent)
Executive Share Option Plan (ESOP)	• Provides focus on longer-term share price growth • Reflects sustained delivery of earnings growth • Alignment to shareholder interests	• EPS growth during the 3 year vesting period
Performance Share Plan (PSP)	• Provides focus on sustained growth	• Relative total shareholder return ('TSR') against a peer group of 22 similar sector companies

Remuneration in Practice

Base salary

Salaries are reviewed annually to take account of market movement, individual contribution and increases elsewhere in the Company. Directors' salaries are benchmarked against a selected peer group of UK companies with similar levels of revenue. The salaries of other members of the Executive Committee are benchmarked against a selected group of major companies in the Fast Moving Consumer Goods (FMCG) and Retail sectors, where the Committee sees the primary market for talent at this level.

Short-Term Incentive Plan

Targets are approved by the Committee at the beginning of the year and are aligned to internal targets and strategic business objectives for 2005/6. Up to 60 per cent of salary for the Chief Executive and 50 per cent of salary for the Finance Director is payable for the achievement of target PBT and EPS performance on a 50/50 basis. Up to a maximum of 120 per cent and 100 per cent of salary is payable for the achievement of exceptional performance targets for the Chief Executive and Finance Director, respectively. For 2005/6, no bonus was earned by the Chief Executive and Finance Director as threshold levels of PBT and EPS performance were not achieved.

For 2006/7 the Committee decided to reinforce and support the business objective of revenue growth and cash generation by replacing the EPS performance measure with two new performance measures, one relating to Net Revenue growth and the other relating to effective cash flow. These new elements will be combined with PBT on a 25/25/50 basis. The target and maximum incentive opportunities will remain the same. Target bonuses will be paid for achievement of performance measures based on free cash flow, Net Revenue growth and PBT set at appropriately stretching levels.

Executive Share Option Plan

Annual grants of options are made at the discretion of the Board over shares in Britvic plc at the market price at date of grant to senior executives (21 in 2005/06). The level of option grant and the performance conditions are determined and reviewed by the Committee annually. For 2005/6 and thereafter the current policy is to grant the options over shares worth 200 per cent and 150 per cent of annual salary to the Chief Executive and Finance Director, respectively. Options are normally exercisable between three and ten years from the date of grant.

A performance condition is applied such that 40 per cent of the grant vests for the achievement of EPS growth over the three-year performance period equivalent to RPI + 3 per cent per annum. No awards will vest below this threshold level of performance. For achievement of EPS growth equivalent to RPI + 7 per cent per annum over the same period, 100 per cent of the grant will vest, with straight-line vesting between threshold and maximum. Options lapse to the extent that the performance condition is not achieved.

Remuneration in Practice continued

Performance Share Plan

Annual grants of performance shares are made at the discretion of the Board to approximately 90 senior executives and managers. The awards normally vest at the end of the three-year performance period, to the extent that the performance condition is achieved, and lapse to the extent it is not achieved. For 2005/6 and thereafter the current policy is to grant the equivalent of 50 per cent of annual salary to Executive Directors, calculated on the basis of the market price at the date of grant. For awards to vest in full under this plan, Britvic's TSR must rank in the top quartile of the peer group of the following 22 similar sector companies over the same period.

AG BARR	Northern Foods
Arla Foods	Premier Foods
Associated British Foods	Reckitt Benckiser
C&C Group	RHM
Cadbury Schweppes	SABMiller
Dairy Crest	Scottish & Newcastle
Diageo	Smith & Nephew
Fuller Smith	SSL International
Greene King	Tate & Lyle
IAWS Group	Uniq
Nichols	Wolverhampton & Dudley

No awards will vest for performance below median, with 40 per cent of the award vesting at median rising to 100 per cent at upper quartile on a straight-line basis. For 2006/7, it is proposed that the same peer group of companies will be used.

Shareholding guidelines

In accordance with best practice and further to align the interests of Executive Directors and shareholders, a shareholding guideline is in place. The guideline requires Executive Directors to acquire a shareholding equal to their annual salary within 5 years from IPO (calculated at the IPO share price). Until this holding is acquired, the Executive Directors may not sell any shares, other than to finance the cost of exercising options and any tax liabilities arising from the vesting of long-term incentives plans, unless approved by the Committee, for example, in cases of financial hardship.

Retirement benefits

The Executive Directors currently participate in a defined benefit pension arrangement which broadly provides a pension of two thirds of final salary along with life assurance, ill health and dependants' pensions. The retirement age for Executive Directors is 60. Bonus payouts or other incentive awards are not pensionable. Prior to the legislative changes on 6 April 2006 (A-Day), the Company operated an unfunded, unapproved retirement benefits scheme to provide pension benefits above the previous HM Revenue and Customs (HMRC) earnings cap.

Post A-Day, this earnings cap has been removed for future service within the main Britvic Pension Plan and the Executive Directors continue to participate in the defined benefit section of the Plan. For pre A-Day service the earnings cap is maintained and will be indexed by inflation (in line with Treasury notification). The unfunded, unapproved retirement benefits scheme is maintained to provided pension benefits above the earnings cap for pre A-Day service and to provide benefits above the new Lifetime Allowance for post A-Day service. The defined benefit section of the Britvic Pension Plan is closed to new entrants. All new entrants are offered membership of the defined contribution section of the Plan with similar life assurance, ill health and dependants' pensions.

Other benefits

Executive Directors receive an annual car benefit or allowance and private medical insurance.

Service contracts

The current policy is for Executive Directors' service contract notice periods to be normally no longer than 12 months.

The service contracts of the current Executive Directors and the letters of appointment of the Non-Executive Directors include the following terms:

	Effective date of contract	Unexpired term (approx. months)	Notice period from Director (months)	Notice period from company (months)
Executive Directors:				
Paul Moody	14 December 2005	12*	6	12
John Gibney	14 December 2005	12*	6	12
Non-Executive Directors:				
Gerald Corbett	14 December 2005	24	12	12
Joanne Averiss	14 December 2005	24	3	3
Chris Bulmer	14 December 2005	24	3	3
Bob Ivell	14 December 2005	24	3	3
Michael Shallow	14 December 2005	24	3	3

* Executive Directors are appointed on 12 month rolling contracts.

There are no special provisions for Executive or Non-Executive Directors with regard to compensation in the event of loss of office. In the event of the employment of an Executive Director being terminated, the Committee would pay due regard to best practice and take account of the individual's duty to mitigate their loss.

All of the Directors are required to retire from the board at the first Annual General Meeting and, being eligible, offer themselves for re-election. Biographical details of all Directors can be found on pages 22 and 23.

Other appointments

The Executive Directors have not been engaged by any other companies and are not permitted to do so during the term of their appointment without the prior written consent of the Board.

Non-Executive Directors

Chairman's Letter of Appointment and Benefits

Under his letter of appointment, Gerald Corbett was appointed Chairman of the Company for a three-year term. He receives an annual fee of £180,000, together with an annual allowance of £25,000 (less tax) for a motor vehicle and associated costs.

Non-Executive Directors

The Non-Executive Directors do not have service contracts but instead have letters of appointment for a three-year term.

Remuneration of Non-Executive Directors consists solely of fees. Their basic fee is £33,000 per annum and an additional fee of £2,000 per annum is paid to the Senior Independent Director and to the Chairmen of the Board Committees.

Non-Executive Directors' fees are determined by the Board annually and they do not participate in any of the Groups' pension schemes or any of the Groups' bonus, share option or other incentive schemes.

Performance graph – Total Shareholder Return

The following graph shows the total shareholder return of the Company in comparison to an appropriate index for the period since flotation.



Historical TSR Performance
Growth in the value of a hypothetical £100 holding since float
FTSE 250 excluding investment trusts comparison based on spot values
FTSE 250 Excluding Investment Trusts
Britvic
Value of Hypothetical £100 Holding
£150
£125
£100
£75
£50
14/12/2005
Date
01/10/2006
Since date of listing: 14/12/2005

The Committee considers the FTSE 250 Excluding Investment Trusts Index a relevant index for total shareholder return and comparison disclosure as it represents a broad equity market index in which the Company is a constituent member.

Directors' interests in shares

	Britvic plc ordinary shares of 20p each	
	1 October 2006	14 December 2005
Executive Directors		
Paul Moody	22,325	–
John Gibney	32,325	–
Non-Executive Directors		
Gerald Corbett	65,217	65,217
Joanne Averiss	8,696	8,696
Chris Bulmer	6,522	6,522
Bob Ivell	10,870	10,870
Michael Shallow	21,739	21,739

The above shareholdings are all beneficial interests and include shares held on behalf of the Executive Directors by the Trustee of the Company's all-employee Share Incentive Plan which is detailed on page 72.

At 1 October 2006, the Executive Directors, as potential beneficiaries under the Company's Employee Benefit Trust ('the Trust') were deemed to be interested in 208,000 Britvic ordinary shares held in the Trust.

In the period 2 October 2006 to 29 November 2006 there has been no change in the Directors' interests, other than through the monthly purchases in October and November of partnership and matching shares under the Share Incentive Plan, resulting in an increase in the interests held by Paul Moody and John Gibney of 159 shares each, and to the balance of the shares held in the Trust which, as at 29 November 2006, is 1,493,000 shares.

Auditable information

The following information has been audited by the Company's auditors, as required by Schedule 7A to the Companies Act 1985.

Directors' remuneration (from date of appointment)

	Basic salary and fees £'000	Taxable benefits [1] £'000	Performance related bonuses £'000	Total 2006 £'000
Executive Directors				
Paul Moody	360	6	–	366
John Gibney	237	17	–	254
Non-Executive Directors				
Gerald Corbett [2]	163	–	–	163
Joanne Averiss	26	–	–	26
Chris Bulmer	28	–	–	28
Bob Ivell	28	–	–	28
Michael Shallow	28	–	–	28

Notes:

1. Benefits incorporate all taxable benefits and expense allowances arising from employment which relate mainly to the provision of an annual car benefit or allowance and private medical insurance.
2. Under an agreement between the Company and the Chairman, Gerald Corbett will be awarded 65,217 ordinary shares by the Company (matching those he purchased on the Company's admission to the Official List and to trading on the London Stock Exchange on 14 December 2005 with an investment of £150,000), conditional upon completion of 3 years service as Chairman on 13 December 2008 and the continued retention of his original investment.

Directors' interests in Share Options

The Executive Directors participate in the Britvic Executive Share Option Plan (on the terms and subject to the EPS growth performance condition as described on page 32).

		Options							
	Date of grant	At start of year/ date of appointment	Granted during year	Exercised during year	Lapsed during year	At end of year/ date of cessation	Option exercise price (p)	Date from which exercisable	Expiry date
Paul Moody	15/12/05	–	338,776	–	–	338,776	245.0	15/12/08	15/12/15
Total		–	**338,776**	–	–	**338,776**			
John Gibney	15/12/05	–	162,245	–	–	162,245	245.0	15/12/08	15/12/15
Total		–	**162,245**	–	–	**162,245**			

The market price of the Company's ordinary shares on 1 October 2006 was 231.8p and the range of closing prices during the year was 190.0p to 277.3p.

Directors' interests in the Performance Share Plan

The Executive Directors participate in the Britvic Performance Share Plan (as described on page 33).

Performance Shares

	Date of award	At start of year/ date of appointment	Awarded during year	Vested during year	Lapsed during year	At end of year/ date of cessation	Market price at date of award (p)	Vesting date
Paul Moody	15/12/05*	–	90,217	–	–	90,217	242.0	15/12/08
	15/12/05**	–	434,784	–	–	434,784	242.0	15/12/06/ 07 & 08
Total			**525,001**	–	–	**525,001**		
John Gibney	15/12/05*	–	57,609	–	–	57,609	242.0	15/12/08
	15/12/05**	–	326,088	–	–	326,088	242.0	15/12/06/ 07 & 08
Total			**383,697**	–	–	**383,697**		

* Annual PSP awards were made to the Executive Directors subject to the TSR performance condition described on page 33.

** In addition to the annual PSP awards, a one-off transitional award was made subject to the achievement of targets based on average return on invested capital (ROIC). The purpose of this award was to compensate the Company's valued executives for the loss of long-term incentive bonuses which were discontinued upon flotation and to help retainment. The award vests in three equal tranches after the first, second and third anniversary of the award subject to achievement of average ROIC performance targets over the three financial years 2005/6, 2006/7 and 2007/8. Fifty percent of each tranche vests at threshold performance of 15 per cent average ROIC rising to maximum vesting at 17 per cent average ROIC on a straight-line basis. In respect of the first tranche of the transitional award, 100 per cent of the award vested after the year end as a result of ROIC performance in 2005/6. The Executive Directors must retain such number of shares (other than to finance the payment of tax on vesting) that is required for them to comply with the Shareholding Guidelines described above.

Pensions

The table below shows, as at the year end, the accrued pension should the Director leave employment; the increase in the accrued pension during the year; the increase excluding inflation and member contributions; the transfer value of accrued pension; and any increase/(decrease) in this value assessed on the transfer value basis as under the Britvic Pension Plan. This disclosure is in compliance with both the London Stock Exchange Listing Rules and the Companies Act 1985.

Name	Age at 1 October 2006	Accumulated accrued pension at 1 October 2006 £'000	Increase in accrued pension during the year £'000	Increase, before inflation, in accrued pension during the year £'000	Transfer value of increase, before inflation and less Directors' contributions £'000	Transfer value of of accrued benefits at 1 October 2006 £'000	Transfer value of accrued benefits at 2 October 2005 £'000	Increase in transfer value less Directors' contributions £'000
Paul Moody	49	112,100	49,200	46,900	566,000	1,391,800	721,900	653,600
John Gibney	46	114,400	31,800	28,800	302,000	1,245,100	829,600	404,000

On behalf of the Board

Chris Bulmer
Chairman of the Remuneration Committee
29 November 2006

Independent Auditor's Report to the Members of Britvic plc

We have audited the consolidated financial statements of Britvic plc for the 52 weeks ended 1 October 2006 which comprise the Consolidated Income Statement, the Consolidated Balance Sheet, the Consolidated Cash Flow Statement, the Consolidated Statement of Recognised Income and Expense and the related notes 1 to 35. These consolidated financial statements have been prepared under the accounting policies set out therein.

We have reported separately on the parent company financial statements of Britvic plc for the 52 weeks ended 1 October 2006 and on the information in the Directors' Remuneration Report that is described as having been audited.

This report is made solely to the company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The Directors are responsible for preparing the Annual Report and the consolidated financial statements in accordance with applicable United Kingdom law and International Financial Reporting Standards (IFRSs) as adopted by the European Union as set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the consolidated financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the consolidated financial statements give a true and fair view, the consolidated financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation and whether the information given in the Directors' Report is consistent with the consolidated financial statements.

We also report to you if, in our opinion, we have not received all the information and explanations we require for our audit, or if information specified by law regarding director's remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited consolidated financial statements. The other information comprises the Directors' Report, Chairman's Statement, the Operating and Financial Review, the Corporate Responsibility Review, the Corporate Governance Statement and the unaudited part of the Directors' Remuneration Report. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the consolidated financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the consolidated financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the consolidated financial statements, and of whether the accounting policies are appropriate to the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the consolidated financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the consolidated financial statements.

Opinion

In our opinion:

- the consolidated financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Group's affairs as at 1 October 2006 and of its profit for the 52 weeks then ended;
- the consolidated financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation; and
- the information given in the Directors' Report is consistent with the consolidated financial statements.

Ernst & Young LLP
Registered auditor
Nottingham
29 November 2006

Note: The maintenance and integrity of the Britvic plc web site is the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the web site.

Consolidated Income Statement

For the 52 weeks ended 1 October 2006

		52 Weeks Ended 1 October 2006			52 Weeks Ended 2 October 2005		
	Note	Before Exceptional Items £m	Exceptional Items £m	Total £m	Before Exceptional Items £m	Exceptional Items £m	Total £m
Revenue		677.9	–	677.9	698.2	–	698.2
Cost of sales		(263.5)	–	(263.5)	(269.5)	–	(269.5)
Gross profit		**414.4**	**–**	**414.4**	**428.7**	**–**	**428.7**
Selling and distribution costs		(231.0)	–	(231.0)	(232.3)	–	(232.3)
Administration expenses	5	(109.7)	(19.1)	(128.8)	(120.1)	(5.8)	(125.9)
Operating profit	6	**73.7**	**(19.1)**	**54.6**	**76.3**	**(5.8)**	**70.5**
Finance income	9	0.2	–	0.2	0.3	–	0.3
Finance costs	5,9	(18.0)	(0.3)	(18.3)	(6.5)	(0.1)	(6.6)
Profit/(loss) before tax		**55.9**	**(19.4)**	**36.5**	**70.1**	**(5.9)**	**64.2**
Taxation	10	(16.3)	4.0	(12.3)	(20.9)	0.1	(20.8)
Profit/(loss) for the period attributable to the equity shareholders		**39.6**	**(15.4)**	**24.2**	**49.2**	**(5.8)**	**43.4**
Earnings per share	11						
Basic earnings per share		18.4p	(7.2p)	11.2p	22.9p	(2.7p)	20.2p
Diluted earnings per share		18.3p	(7.1p)	11.2p	22.9p	(2.7p)	20.2p

Consolidated Balance Sheet
At 1 October 2006

	Note	2006 £m	2005 £m
Assets			
Non-current assets			
Property, plant and equipment	13	218.2	231.5
Intangible assets	14	95.4	96.7
Trade and other receivables	17	2.4	2.4
Deferred income tax assets	10d	–	2.7
		316.0	333.3
Current assets			
Inventories	18	31.7	37.9
Trade and other receivables	19	99.6	101.8
Other financial assets	26a	0.6	–
Cash and cash equivalents	20	19.2	19.4
		151.1	159.1
Total assets		**467.1**	**492.4**
Equity and liabilities			
Issued capital	21	(43.2)	(12.3)
Share premium	22	(2.5)	(25.4)
Own shares	22	0.5	–
Share scheme reserve	22	(4.5)	(0.8)
Hedging reserve	22	0.4	–
Other reserves	22	–	(7.1)
Retained earnings	22	107.0	23.4
Total equity		**57.7**	**(22.2)**
Non-current liabilities			
Interest bearing loans and borrowings	23	(284.3)	(219.3)
Deferred tax liabilities	10d	(3.3)	–
Pension liability	24	(65.8)	(84.6)
		(353.4)	(303.9)
Current liabilities			
Trade and other payables	25	(147.7)	(142.4)
Interest bearing loans and borrowings	23	(17.5)	(13.9)
Other financial liabilities	26a	(1.0)	–
Non-interest bearing loans and borrowings	27	–	(2.8)
Income tax payable		(5.2)	(7.2)
		(171.4)	(166.3)
Total liabilities		**(524.8)**	**(470.2)**
Total equity and liabilities		**(467.1)**	**(492.4)**

The financial statements were approved by the Board of Directors and authorised for issue on 29 November 2006. They were signed on its behalf by:

Paul Moody
Chief Executive

John Gibney
Finance Director

Consolidated Statement of Cash Flows

For the 52 weeks ended 1 October 2006

	Note	2006 £m	2005 £m
Cash flows from operating activities			
Profit from continuing operations before tax and finance costs		54.6	70.5
Depreciation		38.3	40.8
Amortisation		4.7	3.0
Share based payments		7.8	0.5
Net pension charge less contributions		(29.6)	(27.0)
Decrease / (increase) in inventory		6.2	(5.2)
Decrease / (increase) in debtors		2.2	(7.3)
Increase / (decrease) in creditors		3.8	(3.7)
Loss on disposal of tangible assets		4.0	3.2
Loss on disposal of intangible assets		0.4	–
Income tax paid		(3.8)	(18.8)
Net cash flows from operating activities		**88.6**	**56.0**
Cash flows from investing activities			
Proceeds from sale of tangible assets		0.2	0.1
Interest received		0.2	0.3
Purchases of tangible assets		(29.4)	(41.2)
Purchases of intangible assets		(3.8)	(10.6)
Acquisition of subsidiary net of cash acquired	15	–	(4.3)
Net cash flows used in investing activities		**(32.8)**	**(55.7)**
Cash flows from financing activities			
Finance costs		(0.2)	(0.8)
Interest paid		(16.4)	(4.3)
Interest bearing loans received		68.6	233.2
Repayment of borrowings		(2.8)	–
Purchase of own shares		(0.5)	–
Increase in share capital		0.3	–
Dividends paid to equity shareholders		(53.3)	(112.1)
Dividends paid to previous shareholders		(51.7)	(123.9)
Net cash flows used in financing activities		**(56.0)**	**(7.9)**
Net decrease in cash and cash equivalents		(0.2)	(7.6)
Cash and cash equivalents at beginning of period		19.4	27.0
Cash and cash equivalents at the end of the period	20	**19.2**	**19.4**
By balance sheet category:			
Cash and cash equivalents		19.2	19.4
Current interest bearing loans and borrowings:			
Overdraft		–	–
		19.2	**19.4**

Consolidated Statement of Recognised Income and Expense

For the 52 weeks ended 1 October 2006

	Note	2006 £m	2005 £m
Actuarial loss on defined benefit pension scheme	24	(10.8)	(3.4)
Current tax on additional pension contributions		9.0	9.0
Deferred tax on pension liabilities		(5.7)	(8.0)
Movement in cash flow hedges		0.6	–
Deferred tax on share options granted to employees		0.1	0.4
Current tax in share options exercised		1.1	–
Net expense recognised directly in equity attributable to equity shareholders		**(5.7)**	**(2.0)**
Profit for the period		24.2	43.4
Total recognised income and expense for the period		**18.5**	**41.4**

Effects of changes in accounting policy

Adoption of IAS 39 on 3 October 2005	(1.0)	–

Notes to the Consolidated Financial Statements

1. General information

Britvic plc ('the Company') is a company incorporated in the United Kingdom under the Companies Act 1985. Britvic plc and its subsidiaries (together the 'Group') operate in the soft drinks manufacturing and distribution industry, principally in the United Kingdom. On the 14 December 2005, the ordinary share capital of Britvic plc was admitted to trading on the London Stock Exchange's market for listed securities.

The operating companies of the Group are disclosed within note 31.

2. Statement of compliance

The financial information has been prepared on the basis of applicable IFRS, including relevant International Accounting Standards (IAS), Standing Interpretations Committee (SIC) and International Financial Reporting Interpretations Committee (IFRIC) interpretations issued by the International Accounting Standards Board (IASB). These include IFRS adopted by the EU and those awaiting formal endorsement, as applicable to the 2006 financial statements. As permitted, the Group has also early adopted the amendment to IAS 19 'Employee Benefits' published in December 2004.

The Group adopted IFRS for the first time in the current year and therefore IFRS 1 'First-time Adoption of International Financial Reporting Standards' has been applied in preparing this financial information. The Group has taken the following exemptions available under IFRS 1:

a) Not to restate the comparative information disclosed in the 2005 *financial statements* (being the financial statements for the 52 weeks ended 2 October 2005) in accordance with IAS 32 'Financial Instruments: Disclosure and Presentation' and IAS 39 'Financial Instruments: Recognition and Measurement'.

b) Not to restate business combinations occurring before 4 October 2004.

c) To recognise all actuarial gains and losses on pensions and other post-retirement benefits directly in shareholders' equity at 4 October 2004.

d) Not to apply IFRS 2 'Share-based Payment' to grants of equity instruments on or before 7 November 2002 that had vested prior to 1 January 2005.

The disclosures required by IFRS 1, reconciling financial statements previously published under UK GAAP to IFRS, are given in notes 32, 33 and 34.

The consolidated financial statements have been prepared on a historical cost basis except where measurement of balances at fair value is required as explained in note 3. The consolidated financial statements are presented in sterling and all values are rounded to the nearest million except where otherwise indicated.

The principal accounting policies adopted by the Group are set out in note 3.

3. Accounting policies

Basis of preparation

For all periods up to and including the year ended 2 October 2005, *Britannia Soft Drinks* Limited prepared its financial statements in accordance with UK generally accepted accounting practice (UK GAAP). As a consequence of the acquisition of Britannia Soft Drinks Limited by Britvic plc and of that company's listing on the London Stock Exchange, from 3 October 2005 the Group is required to prepare consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union and as applied in accordance with the provisions of the Companies Act 1985. These statements are therefore the first financial statements prepared by Britvic plc in accordance with IFRS and as such take account of the requirements and options in IFRS 1 as they relate to the 2005 comparatives included therein.

Britvic plc is a public limited company incorporated and domiciled in England & Wales. The Company's ordinary shares are traded on the London Stock Exchange.

Basis of consolidation

The consolidated financial information incorporates the financial information of Britvic plc and the entities controlled by the Company (its subsidiaries).

On acquisition, the assets and liabilities and contingent liabilities of a subsidiary are measured at their fair values at the date of acquisition. Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognised as goodwill. Any deficiency of the cost of acquisition below the fair values of the identifiable net assets acquired (discount on acquisition) is credited to the income statement in the period of acquisition.

3. Accounting policies continued

Basis of consolidation continued

Subsidiaries are consolidated from the date of their acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. Control comprises the power to govern the financial and operating policies of the investee so as to obtain benefit from its activities and is achieved through direct or indirect ownership of voting rights; currently exercisable or convertible potential voting rights; or by way of contractual agreement. The financial statements of subsidiaries are prepared for the same reporting year as the parent company, using consistent accounting policies. All intra-group transactions, balances, income and expenses are eliminated on consolidation.

The Group financial statements consolidate the accounts of Britvic plc and all its subsidiary undertakings drawn up to 1 October 2006. The acquisition method of accounting has been used, under which the results of subsidiary undertakings acquired or disposed of in the year are included in the consolidated income statement from the date of acquisition or up to the date of disposal.

Britannia SD Holdings Limited was incorporated on 27 October 2005 and changed its name to Britvic plc on 21 November 2005. Britvic plc is the entity whose shares are listed on the Official List of the Financial Services Authority and have been admitted to trading on the London Stock Exchange. The Britannia Soft Drinks Group became a subsidiary of Britannia SD Holdings Limited in accordance with the Share Exchange Agreement dated 18 November 2005 for the transfer of the entire issued share capital of Britannia Soft Drinks Limited to Britannia SD Holdings Limited in consideration for the issue of fully paid up ordinary shares of Britannia SD Holdings Limited to existing shareholders. This consideration was paid in proportion to the existing shareholders' interests in Britannia Soft Drinks Limited. Upon stamping of the relevant stock transfer forms, Britvic plc became the registered holder of the entire issued share capital of Britannia Soft Drinks Limited.

The group reorganisation between Britvic plc and the Britannia Soft Drinks Group was a transaction between the existing shareholders (see note 21).

The share exchange has been accounted for using pooling of interest accounting principles since the new shareholders of the Company are the same as the former shareholders and the rights of each shareholder, relative to the others, are unchanged. The consolidated financial statements are presented as if the share exchange had been effective on 3 October 2005.

Revenue recognition

Revenue is the value of sales, excluding transactions with or between wholly owned subsidiaries, and after deduction of sales related discounts, value added tax and other sales-related taxes. Revenue is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer and the amount can be measured reliably.

Sales related discounts are calculated based on the expected amounts necessary to meet claims by the Group's customers in respect of these discounts and rebates.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and any impairment losses. Depreciation is calculated so as to write off the cost of an asset, less its estimated residual value, on a straight-line basis, over the useful economic life of that asset as follows:

Plant and machinery	3 to 20 years
Vehicles (included in plant and machinery)	5 to 7 years
Equipment in retail outlets (included in fixtures, fittings, tools and equipment)	5 to 10 years
Other fixtures and fittings (included in fixtures, fittings, tools and equipment)	3 to 10 years

Land is not depreciated.

Freehold properties are depreciated over 50 years.

Leasehold properties are depreciated over 50 years, or over the unexpired lease term when this is less than 50 years.

Gains and losses on disposals are determined by comparing proceeds with carrying amount, and are included in the income statement.

The carrying values of property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable.

3. Accounting *policies continued*

Goodwill

Business combinations on or after 4 October 2004 are accounted for under IFRS 3 using the purchase method. Goodwill on acquisition is initially measured at cost being the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary, associate or jointly controlled entity at the date of acquisition. Negative goodwill is recognised immediately in the income statement and positive goodwill is recognised on the balance sheet.

Following initial recognition, goodwill is measured at cost less accumulated impairment losses. Goodwill is not amortised.

Goodwill is reviewed for impairment at least annually. As at the acquisition date, any goodwill acquired is allocated to the Group of cash-generating units expected to benefit from the combination's synergies by management. Impairment is determined by assessing the recoverable amount of the group of cash-generating units to which the goodwill relates. Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised immediately in the income statement.

On disposal of a subsidiary, associate or jointly controlled entity, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Intangible assets

Intangible assets acquired separately from a business are capitalised at cost. An intangible asset acquired as part of a business combination is recognised outside goodwill if the asset is separable or arises from contractual or other legal rights and its fair value can be measured reliably.

The useful lives of intangible assets are assessed to be either finite or indefinite. Amortisation is charged on assets with finite lives on a straight-line basis over a period appropriate to the asset's useful life.

The carrying values of intangible assets with finite and indefinite lives are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

Software costs
Software expenditure is recognised as an intangible asset only after its technical feasibility and commercial viability can be demonstrated. Acquired computer software licences and software developed in-house are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised over their estimated useful lives of 3 to 7 years.

Impairment of assets

The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses of continuing operations are recognised in the income statement in those expense categories consistent with the function of the impaired asset.

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognised. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years.

Inventories and work in progress

Inventories are stated at the lower of cost and net realisable value. Cost comprises direct materials and, where applicable, direct labour costs and those overheads that have been incurred in bringing inventories to their present location and condition. Cost is determined using the weighted average cost method. Net realisable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution.

3. Accounting policies continued

Financial assets

Financial assets in the scope of IAS 39 are classified as financial assets at fair value through profit or loss. The Group determines the classification of its financial assets at initial recognition and re-evaluates this designation at each financial period-end. When financial assets are recognised initially, they are measured at fair value, being the transaction price plus directly attributable transaction costs.

The Group has financial assets that are classified as loans and receivables. The Group measures these as follows:

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, do not qualify as trading assets and have not been designated as either fair value through profit and loss or available for sale. Such assets are carried at amortised cost using the effective interest method if the time value of money is significant. Gains and losses are recognised in income when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

Derivative financial instruments and hedging

Period ended 1 October 2006
The Group uses derivative financial instruments such as forward currency contracts and interest rate swaps to hedge its risks associated with foreign currency and interest rate fluctuations. From 3 October 2005, such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of interest rate swap contracts is determined by reference to market values for similar instruments.

For those derivatives designated as hedges and for which hedge accounting is desired, the hedging relationship is documented at its inception. This documentation identifies the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how effectiveness will be measured throughout its duration. Such hedges are expected at inception to be highly effective.

For the purpose of hedge accounting, hedges are classified as:

- fair value hedges when hedging the exposure to changes in the fair value of a recognised asset or liability; or
- cash flow hedges when hedging exposure to variability in cash flows that is either attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction.

Any gains or losses arising from changes in the fair value of derivatives that do not qualify for hedge accounting are taken to the income statement. The treatment of gains and losses arising from revaluing derivatives designated as hedging instruments depends on the nature of the hedging relationship, as follows:

Fair value hedges
For fair value hedges, the carrying amount of the hedged item is adjusted for gains and losses attributable to the risk being hedged; the derivative is remeasured at fair value and gains and losses from both are taken to profit or loss. For hedged items carried at amortised cost, the adjustment is amortised through the income statement such that it is fully amortised by maturity. When an unrecognised firm commitment is designated as a hedged item, this gives rise to an asset or liability in the balance sheet, representing the cumulative change in the fair value of the firm commitment attributable to the hedged risk.

The Group discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, the hedge no longer meets the criteria for hedge accounting or the Group revokes the designation.

Cash flow hedges
For cash flow hedges, the effective portion of the gain or loss on the hedging instrument is recognised directly in equity, while the ineffective portion is recognised in profit or loss. Amounts taken to equity are transferred to the income statement when the hedged transaction affects profit or loss, such as when a forecast sale or purchase occurs. Where the hedged item is the cost of a non-financial asset or liability, the amounts taken to equity are transferred to the initial carrying amount of the non-financial asset or liability.

If a forecast transaction is no longer expected to occur, amounts previously recognised in equity are transferred to profit or loss. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, amounts previously recognised in equity remain in equity until the forecast transaction occurs and are transferred to the income statement or to the initial carrying amount of a non-financial asset or liability as above. If the related transaction is not expected to occur, the amount is taken to profit or loss.

3. Accounting policies continued

Derivative financial instruments and hedging continued

Period ended 2 October 2005

As the Group has opted not to adopt IAS 39 in the comparative periods, the accounting policy below relates to UK GAAP and is effective for the period to 2 October 2005.

The Group uses forward foreign currency contracts to reduce exposure to foreign exchange rates. The Group does not use forward foreign currency contracts for speculative purposes.

For a forward foreign currency contract to be treated as a hedge, the following criteria must be met:

- the instrument must be related to a contracted foreign currency commitment;
- it must involve the same currency as the hedged item; and
- it must reduce the risk of foreign currency exchange movements on the Group's operations.

The rates under such contracts are used to record the hedged item. As a result, gains and losses are offset against the foreign exchange gains and losses on the related financial assets and liabilities, or where the instrument is used to hedge a committed future transaction, are not recognised until the transaction occurs.

Amounts payable or receivable in respect of interest rate swaps are recognised as adjustments to net interest income or expense over the period of the contract.

Derecognition of financial instruments

The derecognition of a financial instrument takes place when the Group no longer controls the contractual rights that comprise the financial instrument, which is normally the case when the instrument is sold, or all the cash flows attributable to the instrument are passed through to an independent third party.

Share-based payments

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. Fair value is determined by an external valuer using an appropriate pricing model. In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares ('market conditions').

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance conditions are fulfiled, ending on the date on which the relevant employees become fully entitled to the award ('vesting date'). The cumulative expense recognised for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the number of equity instruments that, in the opinion of the Directors and based on the best available estimate at that date, will ultimately vest (or in the case of an instrument subject to a market condition, be treated as vesting as described below). The income statement charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

The Group has taken advantage of the transitional provisions of IFRS 2 in respect of equity-settled awards and has applied IFRS 2 only to equity-settled awards granted after 7 November 2002 that had not vested before 1 January 2005.

Taxation

The current income tax expense is based on taxable profits for the year, after any adjustments in respect of prior years. It is calculated using taxation rates enacted or substantively enacted by the balance sheet date and is measured at the amount expected to be recovered from or paid to the taxation authorities.

Provision is made for deferred tax liabilities, or credit taken for deferred tax assets, on all material temporary differences between the tax base of assets and liabilities and their carrying values in the consolidated financial statements.

The principal temporary differences arise from accelerated capital allowances, provisions for pensions and other post-retirement benefits, provisions for share-based payments and employee profit share schemes and other short-term temporary differences.

Deferred tax assets are recognised to the extent that it is regarded as probable that future taxable profits will be available against which the temporary differences can be utilised.

Deferred tax is calculated at the tax rates that are expected to apply in the periods in which the asset or liability will be settled.

3. Accounting policies continued

Pensions

The Group operates a pension scheme, the Britvic Pension Plan ('the Scheme'), which has both a defined benefit fund and a defined contribution fund. The defined benefit section of the scheme was closed on 1 August 2002, and since this date new employees have been eligible to join the defined contribution section of the scheme.

Under defined benefit pension plans, plan assets are measured at fair value and plan liabilities are measured on an actuarial basis, using the projected unit credit method and discounted at an interest rate equivalent to the current rate of return on a high quality corporate bond of equivalent currency and term to the plan liabilities.

The service cost of providing pension benefits to employees for the year is charged to the income statement. The cost of making improvements to pensions is recognised in the income statement on a straight-line basis over the period during which the increase in benefits vests. To the extent that the improvements in benefits vest immediately, the cost is recognised immediately. These costs are recognised as an expense.

Past service costs are recognised in profit or loss on a straight-line basis over the vesting period or immediately if the benefits have vested. When a settlement (eliminating all obligations for benefits already accrued) or a curtailment (reducing future obligations as a result of a material reduction in the scheme membership or a reduction in future entitlement) occurs the obligation and related plan assets are remeasured using current actuarial assumptions and the resultant gain or loss recognised in the income statement during the period in which the settlement or curtailment occurs.

A charge representing the unwinding of the discount on the plan liabilities during the year is included within administrative expenses.

A credit representing the expected return on the plan assets during the year is included within administrative expenses. This credit is based on the market value of the plan assets, and expected rates of return, at the beginning of the year.

Actuarial gains and losses may result from: differences between the expected return and the actual return on plan assets; differences between the actuarial assumptions underlying the plan liabilities and actual experience during the year; or changes in the actuarial assumptions used in the valuation of the plan liabilities. Actuarial gains and losses, and taxation thereon, are recognised in the consolidated statement of recognised income and expense.

For defined contribution plans, contributions payable for the year are charged to the income statement as an operating expense.

Employee benefits

Wages, salaries, bonuses, paid annual leave and sick leave are accrued in the year in which the associated services are rendered by the employees of the Group.

Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as an interest expense.

Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are recognised as assets of the Group at their fair value or, if lower, at the present value of the minimum lease payments, each determined at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation.

Lease payments are apportioned between the finance element, which is charged to the income statement using the effective interest rate method, and the capital element which reduces the outstanding obligation for future installments.

Rentals payable under operating leases are charged to income on a straight-line basis over the term of the relevant lease.

Lease incentives received are credited to the income statement on a straight-line basis over the term of the leases to which they relate.

3. Accounting policies continued

Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less, which are readily convertible into known amounts of cash and subject to insignificant risk of changes in value. For the purposes of the statement of cash flows, bank overdrafts repayable on demand are a component of cash equivalents.

Trade and other receivables

Trade receivables, which generally have 30-90 day terms, are recognised at their original amount less an allowance for any doubtful accounts.

An allowance for doubtful accounts is made when collection of the full amount is no longer considered probable. Balances are written off when the probability of recovery is assessed as being remote.

Interest bearing loans and borrowings

Borrowings are stated at proceeds received less any unamortised issue costs.

Finance charges are charged to the income statement using an effective interest rate method. Finance costs not settled in the period are included within the outstanding loan balance.

Foreign currencies

Functional and presentation currency
The consolidated financial information is presented in pounds sterling, which is the Group's functional and presentational currency.

Transactions and balances
Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange ruling at the balance sheet date. All differences are taken to the income statement.

Segmental reporting

A business segment is a distinguishable component of the Group engaged in providing products and services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products and services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments. Segment reporting reflects the internal management structure and the way the business is managed.

The Directors consider that the Group has only one reportable geographic segment and one business segment being the manufacture and sale of soft drinks. The Directors consider that the risks and returns of the Group's products are similar in nature.

Issued share capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Exceptional Items

The Group presents as exceptional items on the face of the income statement those significant items of income and expense which, because of the nature and infrequency of the events giving rise to them, merit separate presentation to allow shareholders to understand better the elements of financial performance in the year, so as to facilitate comparison with prior periods and to assess trends in financial performance more readily.

Borrowing costs

All borrowing costs are recognised as finance costs in the income statement in the period in which they are incurred.

Issue costs of loans

The finance cost recognised in the income statement in respect of capital instruments is allocated to periods over the terms of the instrument using the effective interest method.

3. Accounting policies continued

New standards and interpretations not applied

The Group has not applied the following IFRSs and IFRIC Interpretations, which will be applicable to the Group, that have been issued but are not yet effective:

		Effective date, periods commencing
International Financial Reporting Standards (IFRS)		
IFRS 6	Exploration for and evaluation of mineral resources	1 January 2007
IFRS 7	Financial Instruments: Disclosures	1 January 2007
International Accounting Standards (IAS)		
IAS 1	Amendment – Presentation of Financial Statements: Capital Disclosures	1 January 2007
IAS 21	Amendment – The Effects of Changes in Foreign Exchange Rates: Net Investment in a Foreign Operation	1 January 2006
IAS 39	Amendment – Financial Instruments: Recognition and Measurement: The Fair Value Option	1 January 2006
IAS 39	Amendment – Financial Instruments: Recognition and Measurement: Cash Flow Hedge Accounting of Forecast Intragroup Transactions	1 January 2006
IAS 39 / IFRS 4	Amendment – Financial Instruments: Recognition and Measurement: Financial Guarantee Contracts	1 January 2006
International Financial Reporting Interpretations Committee (IFRIC)		
IFRIC 4	Determination whether an arrangement contains a lease	1 January 2006
IFRIC 5	Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds	1 January 2006
IFRIC 9	Reassessment of Embedded Derivatives	1 June 2006

The Directors do not anticipate that the adoption of these standards and interpretations will have a significant impact on the Group's financial statements in the period of initial application.

Upon adoption of IFRS 7, the Group will have to disclose additional information about its financial instruments, their significance and the nature and extent of risks that they give rise to. More specifically the Group will need to disclose the fair value of its financial instruments and its risk exposure in greater detail. There will be no effect on reported income or net assets.

Those standards not mentioned above but issued recently have been considered by the Group and have no significant impact on the financial statements.

Key sources of estimation uncertainty

In applying the above accounting policies, management has made appropriate estimates and judgements in a number of areas. The key sources of estimation uncertainty at the balance sheet date that have a significant risk of causing significant adjustment to the carrying amounts of assets and liabilities within the next financial year are:

Post retirement benefits

The determination of the pension and other post retirement benefits cost and obligation is based on assumptions determined with independent actuarial advice. The assumptions include discount rate, inflation, pension and salary increases, expected return on scheme assets, mortality and other demographic assumptions.

Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash generating units to which goodwill has been allocated. The value in use calculation requires an estimate of the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value.

Deferred income tax

Deferred tax assets and liabilities require management's judgement in determining the amounts to be recognised. In particular, significant judgement is used when assessing the extent to which deferred tax assets should be recognised which is dependent on the generation of sufficient future taxable profits. The Group recognises deferred tax assets where it is more likely than not that the benefit will be realised.

4. Change of accounting policy: Implementation of IAS 32 and IAS 39

As permitted by IFRS 1 'First time adoption of International Financial Reporting Standards' the Group elected not to present comparative information in accordance with IAS 32 'Financial Instruments: Disclosure and Presentation' and IAS 39 'Financial Instruments: Recognition and Measurement'. Therefore in the comparative information for the year ended 2 October 2005, financial assets and liabilities are accounted for under UK GAAP.

The accounting treatment under UK GAAP for derivative financial instruments used for hedging purposes is detailed in note 3.

From 3 October 2005 for IFRS all financial assets and financial liabilities have to be recognised initially at fair value. In subsequent periods the measurement of these financial instruments depends on their classification.

At 3 October 2005 the Group had forward exchange contracts and interest rate swaps outstanding in relation to anticipated future cash flows. Hedges of cash flows have been valued using forward rates ruling at 3 October 2005. The effects of adopting IAS 39 are shown as a restatement of the opening balance of reserves at 3 October 2005. Should IAS 39 be applied as at 2 October 2005, the impact on the balance sheet as at that date would be as follows:

	£m
Decrease in reserves	(1.0)
Increase in current liabilities	1.2
Increase in current assets	(0.2)

5. Exceptional items

	2006 £m	2005 £m
Listing costs	(5.5)	(5.8)
Incentive schemes directly associated with the flotation	(6.6)	–
Restructuring costs	(7.0)	–
	(19.1)	(5.8)
Finance costs (see note 9)	(0.3)	(0.1)
	(19.4)	**(5.9)**

'Listing costs' relates to costs incurred in pursuit of the listing on the London Stock Exchange which include advisors' fees.

'Incentive schemes directly associated with the flotation' include all-employee share schemes and management incentives.

'Restructuring costs' includes the costs of major restructuring programmes undertaken in the year. These costs relate principally to redundancy costs and advisors' fees.

6. Operating profit

This is stated after charging/(crediting):

	2006 £m	2005 £m
Research and development expenditure written off	2.0	1.2
Net foreign currency differences	0.2	(0.1)
Depreciation of property, plant and equipment	38.3	40.8
Amortisation of intangible assets	4.7	3.0
Total depreciation and amortisation expense included in administration expenses	**43.0**	**43.8**
Operating lease payments		
– minimum lease payments	10.2	10.5
– sublease payments	(0.3)	(0.2)
Total lease and sublease payments recognised as an expense	**9.9**	**10.3**

7. Auditor's remuneration

	2006 £m	2005 £m
Auditor's remuneration – audit services	0.2	0.2
Other fees to auditors		
– corporate finance services*	1.0	1.9

* Corporate finance fees relate to costs incurred in respect of the flotation.

8. Staff costs

	2006 £m	2005 £m
Wages and salaries*	(93.3)	(88.2)
Social security costs	(8.5)	(8.7)
Pension costs (note 24)	(10.7)	(13.4)
Expense of share based payments and employee profit share scheme**	(6.9)	(4.4)
	(119.4)	**(114.7)**

* £4.3m (2005: £nil) of this is included within 'restructuring costs' in exceptional items (note 5).

** £6.6m (2005: £nil) of this is included *within exceptional* items (see note 5 and note 28).

Directors' emoluments included above are detailed in the Directors' Remuneration Report.

The average monthly number of employees during the period was made up as follows:

	2006	2005
Distribution	605	578
Production	1,157	1,255
Sales and marketing	786	841
Administration	347	368
	2,895	**3,042**

9. Finance income/(costs)

	2006 £m	2005 £m
Finance income		
Bank interest receivable	–	0.3
Other interest receivable	0.2	–
Total finance income	**0.2**	**0.3**
Finance costs		
Bank loans and overdrafts	(18.3)	(6.6)
Total finance costs	**(18.3)**	**(6.6)**

Included within total finance costs is interest on bank loans and overdrafts of £0.3m which relates to exceptional items *(2005: £0.1m)*.

10. Taxation

a) Tax on profit on ordinary activities

2006	Before Exceptional Items £m	Exceptional Items £m	Total £m
Consolidated income statement			
Current income tax			
Current income tax charge	(16.0)	3.5	(12.5)
Amounts overprovided in previous years	0.6	–	0.6
Total current income tax (charge)/credit	**(15.4)**	**3.5**	**(11.9)**
Deferred income tax			
Origination and reversal of temporary differences	(0.9)	0.5	(0.4)
Total deferred tax (charge)/credit	**(0.9)**	**0.5**	**(0.4)**
Total tax (charge)/credit in the income statement	**(16.3)**	**4.0**	**(12.3)**
Consolidated statement of recognised income and expense			
Tax on pensions			3.3
Deferred tax on share options granted to employees			1.2
Tax benefit reported in equity			**4.5**

2005	Before Exceptional Items £m	Exceptional Items £m	Total £m
Consolidated income statement			
Current income tax			
Current income tax charge	(12.6)	0.1	(12.5)
Amounts underprovided in previous years	(1.0)	–	(1.0)
Total current income tax (charge)/credit	**(13.6)**	**0.1**	**(13.5)**
Deferred income tax			
Origination and reversal of temporary differences	(7.3)	–	(7.3)
Total deferred tax charge	**(7.3)**	–	**(7.3)**
Total tax (charge)/credit in the income statement	**(20.9)**	**0.1**	**(20.8)**
Consolidated statement of recognised income and expense			
Tax on pensions			1.0
Deferred tax on share options granted to employees			0.4
Tax benefit reported in equity			**1.4**

10. Taxation continued

b) Reconciliation of the total tax charge

The tax expense in the income statement is higher than the standard rate of corporation tax in the UK of 30 per cent (2005: 30 per cent). The differences are reconciled below:

			2006
	Before Exceptional Items £m	Exceptional Items £m	Total £m
Accounting profit before income tax	**55.9**	**(19.4)**	**36.5**
Accounting profit multiplied by the UK standard rate of corporation tax of 30 per cent	(16.8)	5.8	(11.0)
Expenditure not deductible for income tax purposes	(0.5)	(1.6)	(2.1)
Tax charge on share-based payments	(0.1)	(0.3)	(0.4)
Tax overprovided in previous years	0.7	0.1	0.8
Tax relief on intangible assets	0.4	–	0.4
	(16.3)	**4.0**	**(12.3)**
Effective income tax rate	**29.2%**		**33.7%**

			2005
	Before Exceptional Items £m	Exceptional Items £m	Total £m
Accounting profit before income tax	**70.1**	**(5.9)**	**64.2**
Accounting profit multiplied by the UK standard rate of corporation tax of 30 per cent	(21.0)	1.8	(19.2)
Expenditure not deductible for income tax purposes	(0.4)	(1.7)	(2.1)
Tax relief on share-based payments	0.1	–	0.1
Tax overprovided in previous years	0.3	–	0.3
Other temporary differences	0.1	–	0.1
	(20.9)	**0.1**	**(20.8)**
Effective income tax rate	**29.8%**		**32.4%**

c) Unrecognised tax losses

The Group has unrecognised capital tax losses which arose in the UK of £2.4m (2005: £2.4m) that are available indefinitely for offset against future taxable profits of the companies in which the losses arose. These tax losses can only be offset against future capital gains and have not been recognised in these financial statements.

10. Taxation continued

d) Deferred income tax

The deferred income tax included in the balance sheet is as follows:

	2006 £m	2005 £m
Deferred tax liability		
Accelerated capital allowances for tax purposes	(22.9)	(23.4)
Intangible assets	(0.4)	(0.3)
Other temporary differences	(1.6)	(1.7)
Deferred tax liability	(24.9)	(25.4)
Deferred tax asset		
Employee incentive plan	1.9	2.7
Post employment benefits	19.7	25.4
Deferred tax asset	21.6	28.1
Net deferred income tax (liability)/asset	**(3.3)**	**2.7**

The deferred tax included in the Group income statement is as follows:

	2006 £m	2005 £m
Deferred tax liability		
Employee incentive plan	(1.1)	(0.3)
Intangible assets	(0.1)	(0.3)
Other temporary differences	–	0.1
Deferred tax asset		
Accelerated capital allowances for tax purposes	0.5	(0.9)
Post employment benefits	0.2	(7.1)
Deferred income tax from prior years	0.2	1.2
Deferred tax charge	**(0.3)**	**(7.3)**

11. Earnings per share

Basic earnings per share amounts are calculated by dividing profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing the net profit attributable to ordinary equity holders of the parent (before deducting interest on the convertible non-cumulative redeemable preference shares) by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares.

The following table reflects the income and share data used in the basic and diluted earnings per share computations:

	2006 £m	2005 £m
Basic earnings per share for reported earnings		
Net profit attributable to ordinary shareholders	24.2	43.4
Weighted average number of ordinary shares in issue for basic earnings per share	215.4	214.8
Basic earnings per share for profit	11.2p	20.2p
Diluted earnings per share for reported earnings		
Net profit attributable to ordinary shareholders	24.2	43.4
Weighted average number of ordinary shares in issue for diluted earnings per share	216.7	214.8
Diluted earnings per share for profit	11.2p	20.2p

11. Earnings per share continued

The Group presents as exceptional items on the face of the income statement, those significant items of income and expense which, because of the nature and expected infrequency of the events giving rise to them, merit separate presentation to allow shareholders to understand better the elements of financial performance in the year, so as to facilitate comparison with prior periods and to assess better trends in financial performance.

To this end, basic and diluted earnings per share is also presented on this basis using the weighted average number of ordinary shares for both basic and diluted amounts as per the table above.

	2006 £m	2005 £m
Basic earnings per share for pre–exceptional earnings		
Net profit attributable to ordinary shareholders	24.2	43.4
Add: Net Impact of exceptional items	15.4	5.8
Net profit attributable to ordinary shareholders (before exceptional items)	39.6	49.2
Weighted average number of ordinary shares in issue for basic earnings per share	215.4	214.8
Basic earnings per share for pre–exceptional earnings	18.4p	22.9p
Diluted earnings per share for pre–exceptional earnings		
Net profit attributable to ordinary shareholders (before exceptional items)	39.6	49.2
Weighted average number of ordinary shares in issue for diluted earnings per share	216.7	214.8
Diluted earnings per share for pre–exceptional earnings	18.3p	22.9p

12. Dividends paid and proposed

	2006 £m	2005 £m
Declared and paid during the year		
Equity dividends on ordinary shares		
Final dividend for 2004: 270.35p per share	–	(33.1)
First dividend for 2005: 1,539.84p per share	–	(189.0)
Interim dividend for 2005: 112.69p per share	–	(13.9)
Special dividend for 2006: 45.86p per share	(98.5)	–
Interim dividend for 2006: 3.00p per share	(6.5)	–
Dividends paid	**(105.0)**	**(236.0)**
Proposed for approval by the shareholders at the AGM		
Final dividend for 2006: 7.00p per share	(15.1)	–

13. Property, plant and equipment

	Freehold land and buildings £m	Leasehold land and buildings £m	Plant and machinery £m	Fixtures fittings, tools and equipment £m	Total £m
At 2 October 2005, net of accumulated depreciation	47.5	14.1	79.2	90.7	231.5
Reclassification – cost	(1.6)	1.6	–	–	–
Reclassification – accumulated depreciation	–	–	–	–	–
Additions	0.9	1.9	12.8	13.6	29.2
Disposals at cost	–	–	(2.2)	(12.6)	(14.8)
Depreciation eliminated on disposals	–	–	2.0	8.6	10.6
Depreciation charge for the year	(0.7)	(0.5)	(17.1)	(20.0)	(38.3)
At 1 October 2006, net of accumulated depreciation	**46.1**	**17.1**	**74.7**	**80.3**	**218.2**
At 1 October 2006					
Cost	51.0	20.1	207.1	203.4	481.6
Accumulated depreciation and impairment	(4.9)	(3.0)	(132.4)	(123.1)	(263.4)
Net carrying amount	**46.1**	**17.1**	**74.7**	**80.3**	**218.2**
At 2 October 2005					
Cost	51.7	16.6	196.5	202.4	467.2
Accumulated depreciation and impairment	(4.2)	(2.5)	(117.3)	(111.7)	(235.7)
Net carrying amount	**47.5**	**14.1**	**79.2**	**90.7**	**231.5**

14. Intangible assets

	Software costs £m	Goodwill £m	Total £m
Cost as at 2 October 2005, net of accumulated amortisation	25.2	71.5	96.7
Additions	3.8	–	3.8
Disposals at cost	(0.9)	–	(0.9)
Amortisation eliminated on disposal	0.5	–	0.5
Amortisation	(4.7)	–	(4.7)
At 1 October 2006	**23.9**	**71.5**	**95.4**
At 1 October 2006			
Cost (gross carrying amount)	33.7	71.5	105.2
Accumulated amortisation and impairment	(9.8)	–	(9.8)
Net carrying amount	**23.9**	**71.5**	**95.4**
At 2 October 2005			
Cost (gross carrying amount)	30.8	71.5	102.3
Accumulated amortisation and impairment	(5.6)	–	(5.6)
Net carrying amount	**25.2**	**71.5**	**96.7**

An impairment review was carried out at 1 October 2006 in accordance with IAS 36 'Intangible Assets'. These reviews have been and will continue to be carried out annually or more frequently if there are indicators of impairment.

Software costs are capitalised at cost. These intangible assets have been assessed as having finite lives and are amortised under the straight-line method over a period of 3 to 7 years. These assets are tested for impairment where an indicator of impairment arises.

15. Business combination

Acquisition of trade and assets of Benjamin Shaw and Sons Limited

During November 2004, the Group acquired the trade and assets of Benjamin Shaw and Sons Limited, an unlisted company based in Huddersfield specialising in the bottling of mineral water.

The fair value of the identifiable assets and liabilities of Benjamin Shaw and Sons Limited as at the date of acquisition were:

	Recognised on acquisition £m	Carrying value £m
Property, plant and equipment	2.8	2.8
Trade and other receivables	0.3	0.3
Inventories	0.2	0.2
	3.3	3.3
Trade and other payables	(0.7)	(0.7)
Deferred tax liabilities	–	–
	(0.7)	(0.7)
Fair value of net assets	2.6	2.6
Goodwill arising on acquisition	1.7	
	4.3	

Consideration:	£m
Cash paid	(3.9)
Costs associated with the acquisition	(0.4)
Total consideration	(4.3)

The cash outflow on acquisition is as follows:	£m
Net cash acquired with the subsidiary	–
Cash paid	(4.3)
Net cash outflow	(4.3)

16. Impairment test of goodwill

Goodwill acquired through business combinations has been allocated by senior management to 6 individual cash-generating units for impairment testing as follows:

- Orchid;
- Red Devil;
- Tango;
- Robinsons;
- Britvic Soft Drinks business; and
- Water Business.

The recoverable amount of these units has been determined based on a value in use calculation. To calculate this, cash flow projections are based on financial budgets approved by senior management covering a five year period. The discount rate applied to cash flow projections is 8 per cent and cash flows beyond the one year period are extrapolated using a growth rate in line with senior management expectations of growth.

Carrying amount of goodwill at 1 October 2006 and 2 October 2005

	Red Devil £m	Orchid £m	Tango £m	Robinsons £m	BSD £m	Water £m	**Total £m**
Carrying amount of goodwill	2.1	12.4	8.9	38.6	7.8	1.7	**71.5**

Key assumptions used in value in use calculation

The following describes each key assumption on which management has based its cash flow projections to undertake impairment testing of goodwill.

Growth rates – reflect senior management expectations of volume growth.

Discount rates – reflect senior management's estimate of the cost of capital. The estimated cost of capital is the benchmark used by management to assess operating performance and to evaluate future capital investment proposals.

Budgeted marginal contribution – financial budgets approved by senior management are used to determine the value assigned to budgeted marginal contribution.

Advertising and promotional spend – financial budgets approved by senior management are used to determine the value assigned to advertising and promotional spend.

Raw materials price, production and distribution costs, selling costs and other overhead inflation – the basis used to determine the value assigned to inflation is forecast consumer price indices of 2 per cent.

Sensitivity to changes in assumptions

There are no reasonably possible changes in key assumptions which would cause the carrying value of these units to exceed their recoverable amount.

17. Trade and other receivables (non-current)

	2006 £m	2005 £m
Prepayments	**2.4**	2.4

This amount relates to the un-amortised element of lease premiums paid on inception of operating leases.

18. Inventories

	2006 £m	2005 £m
Raw materials	7.9	9.7
Finished goods	15.9	21.0
Consumable stores	6.9	6.2
Returnable bottles and cases	1.0	1.0
Total inventories at lower of cost and net realisable value	**31.7**	**37.9**

The Group wrote down the value of stocks by £1.5m (2005: £1.2m).

19. Trade and other receivables (current)

	2006 £m	2005 £m
Trade receivables	87.2	85.5
Other receivables	0.9	2.5
Prepayments	11.5	13.8
	99.6	**101.8**

Trade receivables are non-interest bearing and are generally on credit terms usual for the business in which the Group operates.

20. Cash and cash equivalents

	2006 £m	2005 £m
Cash at bank and in hand	**19.2**	**19.4**

Cash at bank and in hand earns interest at floating rates based on daily bank deposit rates. During the year short-term deposits are made for varying periods of between one day and one month depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates. The fair value of cash and cash equivalents is £19.2m (2005: £19.4m).

At 1 October 2006, the Group had available £165.0m (2005: £96.1m) of un-drawn committed borrowing facilities in respect of which all conditions precedent had been met.

For the purposes of the consolidated statement of cash flows, cash and cash equivalents comprise the following:

	2006 £m	2005 £m
Cash at bank and in hand	19.2	19.4
Overdraft	–	–
	19.2	**19.4**

21. Issued share capital

The Company was incorporated on 27 October 2005 with an authorised share capital of £655,000,000 divided into 6,550,000,000,000 ordinary shares of £0.0001 each.

5,829,810 ordinary shares were allotted to Six Continents Investments Limited, 2,914,904 ordinary shares were allotted to Whitbread Group PLC, 2,914,904 ordinary shares were allotted to Allied Domecq Overseas (Canada) Limited and 613,664 ordinary shares were allotted to Wotsits Brands Limited, all issued at par value of £0.0001 for cash. As a result, issued share capital on incorporation comprised 12,273,282 ordinary shares totalling £1,227.

Since the date of incorporation, the following changes in share capital have occurred:

On 18 November 2005 the Company acquired the entire share capital of Britannia Soft Drinks Limited pursuant to a share exchange agreement dated 18 November 2005, in consideration of the issue to the shareholders of Britannia Soft Drinks Limited of 4,295,636,424,718 ordinary shares of £0.0001 each.

On 18 November 2005 the entire share capital was consolidated in a ratio of 1 for every 20,000 shares. This resulted in a revised share capital of 214,782,435 ordinary shares with a nominal value of £2 each.

On 24 November 2005, the Company's share capital was reduced by a court-approved reduction of capital. The share capital of £429,564,870 divided into 214,782,435 ordinary shares of £2 each was reduced to 214,782,435 ordinary shares of £0.20 each, thus creating distributable reserves of £386,608,383 in the Company.

There have been further smaller share issues relating to incentive schemes for employees. These are detailed below:

Date	No of shares issued	Value (£)
17 February 2006	98,691	19,738
17 March 2006	115,258	23,052
10 April 2006	915,408	183,082
18 April 2006	126,003	25,200

As a result of the above share issues, issued share capital as at 1 October 2006 comprised 216,037,795 ordinary shares of £0.20 each, totalling £43,207,559.

The ordinary shares carry voting rights of one vote per share. There are no restrictions placed on the distribution of dividends, or the return of capital on a winding up or otherwise.

21. Issued share capital continued

	2006 £m	2005 £m
Authorised		
Ordinary shares of £0.20 (2005: £1) each	65.5	15.7
Ordinary shares issued and fully paid		
Ordinary shares of £0.20 (2005: £1) each	43.2	12.3

The prior year comparative relates to Britannia Soft Drinks Limited.

22. Reconciliation of movements in equity

	Called up share capital £m	Share premium account £m	Own shares £m	Share scheme reserve £m	Hedging reserve £m	Other reserves £m	Retained earnings £m	**Total £m**
At 3 October 2005	(12.3)	(25.4)	–	(0.8)	–	(7.1)	23.4	**(22.2)**
Adoption of IAS 39 on 3 October 2005	–	–	–	–	1.0	–	–	**1.0**
At 3 October 2005 (Restated)	(12.3)	(25.4)	–	(0.8)	1.0	(7.1)	23.4	**(21.2)**
Reserve changes as a result of IPO	(30.6)	25.4	–	–	–	7.1	(1.9)	**–**
Profit for the period	–	–	–	–	–	–	(24.2)	**(24.2)**
Amounts taken to the statement of recognised income and expense	–	–	–	–	(0.6)	–	6.3	**5.7**
Issue of shares	(0.3)	(2.5)	–	2.8	–	–	–	**–**
Own shares purchased for share schemes	–	–	0.5	–	–	–	–	**0.5**
Movement in share based schemes	–	–	–	(6.5)	–	–	(1.5)	**(8.0)**
Other temporary tax differences	–	–	–	–	–	–	(0.1)	**(0.1)**
Total recognised income and expense for the year	(30.9)	22.9	0.5	(3.7)	(0.6)	7.1	(21.4)	**(26.1)**
Payment of dividends	–	–	–	–	–	–	105.0	**105.0**
At 1 October 2006	**(43.2)**	**(2.5)**	**0.5**	**(4.5)**	**0.4**	**–**	**107.0**	**57.7**

Nature and purpose of other reserves

Share premium
The share premium account is used to record the excess of proceeds over nominal value on the issue of shares.

Own shares
The own shares account is used to record purchases by the Group of its own shares, which will be distributed to employees as and when share awards made under the Britvic employee share plans vest.

Share scheme reserve
The share scheme reserve is used to record the movements in equity corresponding to the cost recognised in respect of equity-settled share based payment transactions and the subsequent settlement of any awards that vest either by issue or purchase of the Group's shares.

22. Reconciliation of movements in equity continued

Hedging reserve
The hedging reserve records movements in the fair value of forward exchange contracts and interest rate swaps.

Other reserves
Other reserves included a capital redemption reserve, which recorded the nominal value of shares redeemed by Britannia Soft Drinks Ltd, and a revaluation reserve, arising under UK GAAP, prior to the transition to IFRS.

Deferred tax adjustments made during the year to other reserves relate to deferred tax arising under IFRS on qualifying buildings, to reflect previous downward revaluations.

Retained earnings
Deferred tax adjustments made during the year to retained earnings relate to deferred tax arising under IFRS on pension actuarial losses and deferred tax arising on the cost of share options granted to employees under IFRS.

Reserve changes as a result of IPO

	£m
Issued share capital	
Issue of 4,295,636,424,718 ordinary shares with a nominal value of £0.0001 to the existing shareholders of Britannia Soft Drinks Limited	(429.6)
Consolidation on 18 November of the total issued share capital of 4,295,648,700,000 ordinary shares of £0.0001 each at a ratio of one for every 20,000. This resulted in a revised nominal value of £2 per share. The nominal value of each share was subsequently reduced from £2 to £0.20 per share by a court approved reduction of share capital on 24 November 2005 creating additional distributable reserves	386.7
Elimination of Britannia Soft Drinks Limited's share capital	12.3
	(30.6)
Share premium account	
Elimination of Britannia Soft Drinks Limited's share premium account	25.4
Other reserves	
Elimination of Britvic plc's investment in Britannia Soft Drinks Limited against other reserves	7.1
Retained earnings	
Additional reserves were created by a court approved reduction of capital on 24 November 2005 as described above	(386.7)
Elimination of Britvic plc's investment in Britannia Soft Drinks Limited against retained earnings (excess of cost of investment over Britannia Soft Drinks Limited's share capital, share premium and other reserves balances)	384.8
	(1.9)

23. Interest bearing loans and borrowings

	2006 £m	2005 £m
Current		
Bank overdrafts	–	–
Unsecured bank loans	(17.5)	(13.9)
Total	**(17.5)**	**(13.9)**
Non-current		
Unsecured bank loans	(285.0)	(220.0)
Less unamortised issue costs	0.7	0.7
Total	**(284.3)**	**(219.3)**

The unsecured bank loans classified as current are repayable in May 2007 (2005: May 2006) and attract interest at a rate of 5.25 per cent (2005: 4.70 per cent to 4.84 per cent). The unsecured bank loans classified as non-current are repayable in May 2010 (2005: May 2010) and attract swap-inclusive interest at an average rate of 5.34 per cent (2005: 5.20 per cent).

23. Interest bearing loans and borrowings continued

Analysis of changes in interest-bearing loans and borrowings

	2006 £m	2005 £m
Current liabilities	(13.9)	–
Non–current liabilities	(219.3)	–
At the beginning of the period	(233.2)	–
Bank loans repaid / drawn down	(69.3)	(233.9)
Issue costs of new loans	0.7	0.7
At the end of the period	**(301.8)**	**(233.2)**

24. Pensions

The Group operates a pension scheme, the Britvic Pension Plan ('the Scheme'), which has both a defined benefit fund and a defined contribution fund. The defined benefit section of the scheme was closed on 1 August 2002, and since this date new employees have been eligible to join the defined contribution section of the scheme. The funds are administered by trustees and are independent of the Group's finances. Contributions are paid into the funds in accordance with the recommendations of an independent actuary. The latest valuation for contribution purposes was carried out as at 31 March 2004. As a result of the full actuarial valuation at this date, further contributions of £30m were made in March and December 2005. An annual contribution of £10m will be made in December 2006 to 2010 in order to eliminate the deficiency in the scheme arising at that time.

The amount recognised as an expense in relation to the defined contribution scheme in the income statement for 2006 was £1.3m (2005: £0.9m).

The principal assumptions used in determining pension and post-employment benefit obligations for the Group's plans are shown below:

	2006 %	2005 %
Discount rate	5.00	5.00
Rate of compensation increase	4.50	4.30
Expected long term return on plan assets	6.34	6.95
Pension increases (LPI)	3.00	2.80
Inflation assumption	3.00	2.80

The most significant non-financial assumption is the assumed rate of longevity. This is based on standard actuarial tables known as PA92. An allowance for future improvements in longevity has been also included.

To develop the expected long term rate of return on assets assumption, the Group considered the level of expected returns on risk free investments (primarily government bonds), the historical level of the risk premium associated with the other asset classes in which the portfolio is invested and the expectations for future returns of each asset class. The expected return for each asset class was then weighted based on the target asset allocation to develop the expected long term rate on assets assumption for the portfolio.

Net benefit expense

Recognised in the income statement

	2006 £m	2005 £m
Current service cost	(11.6)	(11.1)
Special termination benefits	(0.5)	(0.1)
Interest cost on benefit obligation	(20.7)	(19.6)
Expected return on plan assets	21.8	18.3
Curtailment gain	1.6	–
Net expense	**(9.4)**	**(12.5)**

The net expense detailed above is all recognised in arriving at net profit from continuing operations before tax and finance costs / income, and is included within cost of sales, selling and distribution costs and administration expenses.

24. Pensions continued

Taken to the statement of recognised income and expense

	2006 £m	2005 £m
Actual return on scheme assets	31.8	50.9
Less: Expected return on scheme assets	(21.8)	(18.3)
	10.0	32.6
Other actuarial gains and losses	(20.8)	(36.0)
Actuarial losses taken to the statement of recognised income and expense	**(10.8)**	**(3.4)**

Net liability

	2006 £m	2005 £m
Present value of benefit obligation	(454.5)	(412.2)
Fair value of plan assets	388.7	327.6
Net liability	**(65.8)**	**(84.6)**

Movements in the present value of benefit obligation are as follows:

	2006 £m	2005 £m
At start of period	(412.2)	(352.1)
Current service cost	(11.6)	(11.1)
Special termination benefits*	(0.5)	(0.1)
Member contributions	(2.4)	(2.5)
Interest cost on benefit obligation	(20.7)	(19.6)
Benefits paid	12.1	9.2
Curtailment gain	1.6	–
Actuarial gains and losses	(20.8)	(36.0)
At end of period	**(454.5)**	**(412.2)**

The current service cost excludes contributions made by employees of £2.4m (£2.5m).

*Special termination benefits relate to redundancy payments

Movements in the fair value of plan assets are as follows:

	2006 £m	2005 £m
At start of period	327.6	243.9
Expected return on plan assets	21.8	18.3
Actuarial gains and losses	10.0	32.6
Employer contributions	39.0	39.5
Member contributions	2.4	2.5
Benefits paid	(12.1)	(9.2)
At end of period	**388.7**	**327.6**

24. Pensions continued

Categories of scheme assets as a percentage of the fair value of total scheme assets

	2006 %	2006 £m	2005 %	2005 £m
Equities and real estate	58	226.3	61	199.8
Bonds and gilts	42	161.3	38	124.5
Cash	0	1.1	1	3.3
Total	**100**	**388.7**	**100**	**327.6**

Categories of scheme assets as a percentage of the expected return on assets

	2006 %	2006 £m	2005 %	2005 £m
Equities and real estate	69	15.1	74	13.5
Bonds and gilts	30	6.6	26	4.8
Cash	1	0.1	0	0
Total	**100**	**21.8**	**100**	**18.3**

History of experience gains and losses

	2006 £m	2005 £m	2004 £m
Fair value of scheme assets	388.7	327.6	243.9
Present value of defined benefit obligations	(454.5)	(412.2)	(352.1)
Deficit in the scheme	**(65.8)**	**(84.6)**	**(108.2)**
Experience adjustments arising on plan liabilities	(2.0)	–	10.5
Experience adjustments arising on plan assets	10.0	32.6	6.1

The cumulative amount of actuarial gains and losses recognised since 4 October 2004 in the Group statement of recognised income and expense is an overall loss of £14.3m (2005: loss of £3.4m). The Directors are unable to determine how much of the pension scheme deficit recognised on transition to IFRS and taken direct to equity of £1.3m is attributable to actuarial gains and losses since the inception of those pension schemes. Consequently, the Directors are unable to determine the amount of actuarial gains and losses that would have been recognised in the Group statement of recognised income and expense before 4 October 2004.

25. Trade and other payables (current)

	2006 £m	2005 £m
Trade payables	(92.3)	(83.1)
Amounts owed to Group undertakings	–	(0.1)
Other payables	(9.3)	(16.4)
Accruals and deferred income	(27.9)	(31.1)
Other taxes and social security	(18.2)	(11.7)
	(147.7)	**(142.4)**

26. Financial instruments

The main risks arising from the Group's financial instruments are foreign currency risk, commodity price risk and interest rate risk. The board of Directors review and agree policies for managing these risks as summarised below.

Foreign currency risk

The Group has transactional exposures arising from purchases of prime materials and commercial assets in currencies other than the functional currency of the Group. Such purchases are made in the currencies of US dollars and euros. For the period ended 1 October 2006, the Group has hedged 70 per cent (2005: 75 per cent) of forecast exposures 12 months in advance using forward foreign exchange contracts.

Commodity price risk

The main commodity price risk arises in the purchases of prime materials, being PET, sugar, cans and frozen concentrated orange juice. Where it is considered commercially advantageous, the Group enters into fixed price contracts with suppliers to hedge against unfavourable commodity price changes.

Interest rate risk

The Group borrows in desired currencies at both fixed and floating rates of interest and then uses interest rate swaps to generate the desired interest rate profile and to manage the Group's exposure to interest fluctuation. At 1 October 2006, £100.0m (2005: £100.0m) of the Group's borrowings were at fixed rates after taking account of interest rate swaps.

Credit risk

There are no significant concentrations of credit risk within the Group. The maximum credit risk exposure relating to financial assets is represented by carrying value as at the balance sheet date.

Under the transitional provisions permitted under IFRS, the Group has taken advantage of the exemption contained in IFRS 1 whereby on first-time adoption of IFRS there is no requirement to apply IAS 32 'Financial Instruments: Disclosure and Presentation' and IAS 39 'Financial Instruments: Recognition and Measurement' on transition. Application of IAS 32 and IAS 39 from 2 October 2005 does not have a material impact on the Group's financial position or result.

The comparative information contained within this note has therefore been disclosed in accordance with that shown under UK GAAP whereas the current year information is shown under IFRS.

Liquidity risk

The Group's objective is to maintain a balance between continuity of funds and flexibility through the use of bank loans and overdrafts. The bank loans entered into by the Group are unsecured.

a) Financial assets and liabilities under IFRS at 1 October 2006

Interest rate risk profile of financial assets and liabilities
The interest rate profile of the financial assets and liabilities of the Group as at 1 October 2006 by maturity date is as follows:

Fixed rate

	Within 1 year £m	1-2 years £m	2-3 years £m	3-4 years £m	4-5 years £m	More than 5 years £m	**Total £m**
Bank loans*	–	–	–	(100.0)	–	–	**(100.0)**

* Includes the effects of the related interest rate swaps on floating borrowings discussed below

Floating rate

	Within 1 year £m	1-2 years £m	2-3 years £m	3-4 years £m	4-5 years £m	More than 5 years £m	**Total £m**
Cash	19.2	–	–	–	–	–	**19.2**
Bank loans	(17.5)	–	–	(184.3)	–	–	**(201.8)**
Interest rate swap*	–	–	–	0.5	–	–	**0.5**
Foreign currency contracts	(1.0)	–	–	–	–	–	**(1.0)**

* See note 23

26. Financial instruments continued

Floating rate continued
Interest on financial instruments classified as floating rate is re-priced at intervals of less than one year. Interest on financial instruments classified as fixed rate is fixed until the maturity of the instrument. The other financial instruments of the Group that are not included in the above tables are non-interest bearing and are therefore not subject to interest rate risk.

Fair values of financial assets and financial liabilities
Set out below is a comparison by category of carrying amounts and fair values of all of the Group's financial instruments that are carried in the financial statements.

	Book value 2006 £m	Fair value 2006 £m
Financial assets		
Cash	19.2	19.2
Forward currency contracts	0.1	0.1
Interest rate swap	0.5	0.5
	0.6	0.6
Financial liabilities		
Interest–bearing loans and borrowings:		
Fixed rate borrowings	(100.0)	(100.0)
Floating rate borrowings	(201.8)	(201.8)
Forward currency contracts	(1.0)	(1.0)

The fair value of derivatives has been calculated by discounting the expected future cash flows at prevailing interest rates.

Hedges

Cash flow hedges
At 1 October 2006, the Group held 25 US dollar and 58 Euro forward exchange contracts designated as hedges of expected future purchases from overseas suppliers in US dollars and Euros for which the Group believe to be 'highly probable' transactions. The forward currency contracts are being used to hedge the foreign currency risk of these 'highly probable' transactions. The terms of these contracts are as follows:

	Maturity range	Average exchange rate
Forward contracts to hedge expected future purchases		
US$7,084,000	31 Oct 06 to 28 Sept 07	£ / US$1.81
EUR€43,548,000	31 Oct 06 to 28 Sept 07	£ / EUR€1.48

The terms of the forward currency contracts have been negotiated to match the terms of the commitments. The cash flow hedges of the expected future purchases within the 12 months of the balance sheet date have been assessed to be effective.

Interest rate hedges
At 1 October 2006, the Group had an interest rate swap in place with a notional amount of £100.0m whereby it exchanges floating rate interest based on 6 month LIBOR for a fixed rate of interest of 4.83 per cent. The swap contracts have the same duration and other critical terms as the borrowings which they hedge.

26. Financial instruments continued

b) Financial assets and liabilities under UK GAAP at 2 October 2005

The Group's financial instruments comprise cash and borrowings. With the exception of analysis of currency exposures, the disclosures below exclude short-term debtors and creditors.

Interest rate profile of financial assets

	Fixed rate financial assets £m	Floating rate financial assets £m	Non-interest bearing financial assets £m	**Total £m**
At 2 October 2005				
Sterling	–	–	21.8	**21.8**
Total	**–**	**–**	**21.8**	**21.8**

Included above is £2.4m relating to the un-amortised element of lease premiums paid on inception of operating leases and cash of £19.4m.

Interest rate profile of financial liabilities

	Fixed rate financial assets £m	Floating rate financial assets £m	Non-interest bearing financial assets £m	**Total £m**
At 2 October 2005				
Sterling	(100.0)	(119.3)	–	**(219.3)**
Total	**(100.0)**	**(119.3)**	**–**	**(219.3)**

The amounts shown in the table above take into account the interest rate swap used to manage the interest rate profile of financial liabilities.

Borrowing facilities

The Group has various borrowing facilities available to it. The undrawn committed facilities available in respect of which all conditions precedent had been met at that date are as follows:

	2005 £m
Expiring in one year or less	16.1
Expiring in one to two years	–
Expiring in more than two years	80.0
	96.1

Currency exposures

The table below shows the Group's transactional (i.e. non-structural) currency exposures that give rise to the currency gains and losses recognised in the income statement. Such exposures comprise the monetary assets and liabilities of the Group that are not denominated in the functional currency of the Group, and include those arising on short-term debtors and creditors.

	2005 £m
Euro	34.8
US dollar	8.8
	43.6

26. Financial instruments continued

Gains and losses on hedges

The Group enters into forward foreign currency contracts to minimise the currency exposures that arise on purchases denominated in foreign currencies. Changes in the fair value of instruments used as hedges are not recognised in the financial statements until the hedge position matures.

The Group had forward contracts for the purchase of foreign currency as follows:

	2005
Euro (€m)	36.5
US dollar ($m)	11.8

All contracts entered into mature within 12 months of the period end.

Unrecognised gains and losses on financial instruments used for hedging are as follows:

	2005 £m
Unrecognised gains	0.1
Unrecognised losses	(0.4)
Net unrecognised losses	(0.3)

Fair values of financial assets and financial liabilities

The book values of the Group's recognised financial assets and liabilities are not materially different to their fair values.

The fair values of unrecognised financial assets and liabilities are as follows:

	2005 £m
Forward Foreign Currency Contracts	
Euros	(0.4)
US dollar	0.1
Interest Rate Swaps	
Sterling	(0.8)

The fair value of derivatives has been calculated by discounting the expected future cash flows at prevailing interest rates.

27. Non-interest bearing loan

	2006 £m	2005 £m
Non–interest bearing loans	–	**(2.8)**

The unsecured non-interest bearing loan was repaid on 29 November 2005.

28. Share-based payments

The expense recognised for share-based payments in respect of employee services received during the year to 1 October 2006 is £6.9m (2005: £4.4m). All of that expense arises from transactions which are expected to be equity-settled share-based payment transactions.

The Britvic Share Incentive Plan ('SIP')

The SIP is an all-employee plan approved by HMRC. The plan allows for annual awards of free ordinary shares with a value of 3 per cent of salary (subject to HMRC maximum limits) together with an offer of matching shares on the basis of one free matching share for each ordinary share purchased with a participant's savings, up to a maximum of £75 per four week pay period. Employees are entitled to receive the annual free share award provided they are employed by the Company on the last day of each financial year and on the award date. There are no cash settlement alternatives.

Awards made during the 52 weeks ended 1 October 2006 were as follows:

	No of shares
Annual free shares award	957,953
Matching shares award – 1 free share for every ordinary share purchased	347,212
Special free shares award after flotation	915,408
Special matching shares award – 2 free shares for every ordinary share purchased	339,952

The Britvic Executive Share Option Plan ('Option Plan')

The Option Plan allows for options to buy ordinary shares to be granted to selected employees. The option price is the market price of Britvic plc's shares on the business day before the date of grant. Options become exercisable on the satisfaction of the performance condition and remain exercisable until ten years after the date of grant.

The performance condition requires average growth in EPS of 7 per cent per annum over a three year period in excess of the growth in RPI over the same period for the options to vest in full. If EPS growth averages 3 per cent per annum in excess of RPI growth, 40 per cent of the options will vest. Straight-line apportionment will be applied between these two levels to determine the number of options that vest and no options will vest if average EPS growth is below the lower threshold.

In some circumstances, at the discretion of the Company, an optionholder who exercises his/her option may receive a cash payment rather than the ordinary shares under option. The cash payment would be equal to the amount by which the market value of the ordinary shares under option exceeds the option price. However, it is expected that this plan will be equity-settled and as a consequence has been accounted for as such.

The following table illustrates the movements in the number of share options during the year.

	Number of share options	Weighted average exercise price (pence)
Outstanding as at 3 October 2005	–	–
Granted during the year	1,644,828	245.0
Forfeited during the year	(62,199)	245.0
Exercised during the year	–	–
Expired during the year	–	–
Outstanding at 1 October 2006	**1,582,629**	**245.0**
Exercisable at 1 October 2006	–	–

The share options outstanding as at 1 October 2006 had a weighted average remaining contractual life of 9.2 years and had an exercise price of 245.0p.

The weighted average fair value of options granted during the year was 40.4p.

The fair value of equity-settled share options granted is estimated as at the date of grant using a binomial model, taking account of the terms and conditions upon which the options were granted.

28. Share-based payments continued

The Britvic Executive Share Option Plan ('Option Plan') continued

The following table lists the inputs to the model used for the year ended 1 October 2006.

	2006
Dividend yield (per cent)	3.0
Expected volatility (per cent)	19.0
Risk–free interest rate (per cent)	4.3
Expected life of option (years)	5.0
Share price at date of grant (pence)	242.0
Exercise price (pence)	245.0

The Britvic Performance Share Plan ('PSP')

The PSP allows for awards of ordinary shares to be made to selected employees subject to the satisfaction of a performance condition. Different performance conditions apply to different groups of employees.

Awards granted to members of the senior leadership team are subject to a performance condition which measures the Company's total shareholder return ('TSR') relative to the TSR of a comparator group (consisting of 22 other companies) over a three year performance period. The awards will not vest unless the Company's position in the comparator group is at least median. At median 40 per cent will vest, rising on a straight-line basis to 100 per cent vesting at upper quartile.

Awards granted to members of the senior management team will be subject to a performance condition which requires average growth in EPS of 7 per cent pa over a three year period in excess of the growth in RPI over the same period for the awards to vest in full. If EPS growth averages 3 per cent pa in excess of RPI growth, 40 per cent of the awards will vest. Straight-line apportionment will be applied between these two levels to determine the number of awards that vest and no awards will vest if average EPS growth is below the lower threshold.

In addition, a transitional award has been made to members of both the senior leadership team and the senior management team shortly after flotation, at levels varying according to seniority. These awards will vest in tranches over a period of up to three years, subject to the satisfaction of a performance condition. The performance condition requires the Company's Return on Invested Capital ('ROIC') to be at least 17 per cent over the performance period for the award to vest in full. If ROIC is 15 per cent over the performance period, 50 per cent of the award will vest. Straight-line apportionment will be applied between these two levels to determine the percentage of awards that vest and no awards will vest if ROIC is below the lower threshold.

In some circumstances, at the discretion of the Company, vested awards may be satisfied by a cash payment rather than a transfer of ordinary shares. However, it is expected that this plan will be equity-settled and as a consequence has been accounted for as such.

The following table illustrates the movements in the number of shares during the year.

	Number of shares subject to TSR condition	Number of shares subject to EPS condition	Number of shares subject to ROIC condition
Outstanding as at 3 October 2005	–	–	–
Granted during the year	744,872	746,956	3,834,820
Vested during the year	–	–	–
Lapsed or cancelled during the year	(44,163)	(63,465)	(170,458)
Outstanding at 1 October 2006	**700,709**	**683,491**	**3,664,362**
Weighted average fair value of shares granted during the year	120.5p	221.4p	229.0p

The fair value of equity-settled shares granted is estimated as at the date of grant using separate models as detailed below, taking account of the terms and conditions upon which the shares were granted.

28. Share-based payments continued

The following table lists the inputs to the models used for the year ended 1 October 2006.

	Number of shares subject to TSR condition	Number of shares subject to EPS condition	Number of shares subject to ROIC condition
Valuation model used	Monte Carlo Simulation	Share price at date of grant adjusted for dividends not received during vesting period	Share price at date of grant adjusted for dividends not received during vesting period
Dividend yield (per cent)	3.0	3.0	3.0
Expected volatility (per cent)	19.0	N/A	N/A
Share price at date of grant (pence)	242.0	242.0	242.0

InterContinental Hotels Group PLC – Executive Share Option Plan ('IHG ESOP')

Some employees also participated in the Executive Share Option Plan of InterContinental Hotels Group PLC, which was the ultimate parent undertaking of the Group prior to flotation. As a result of the Company's flotation, the performance condition relating to options granted in 2004 and 2005 was changed and the number of options which vested was determined. These options will remain exercisable until 13 June 2009. Options granted in earlier years became exercisable on the satisfaction of their respective three year performance conditions and remain exercisable until ten years after the date of grant. The cost in relation to the exercise of these options is ultimately borne by InterContinental Hotels Group PLC.

The following table illustrates the movements in the number of share options during the year.

	Number of share options	Weighted average exercise price (pence)
Outstanding at beginning of the year	1,724,338	491.0
Exercised during the year	(724,500)	485.9
Lapsed or cancelled during the year	(370,952)	556.7
Outstanding at end of the year	**628,886**	**458.1**
Exercisable at end of year	628,886	458.1

The weighted average share price at the date of exercise for share options exercised during the year was 876.3p.

The share options outstanding as at 1 October 2006 had a weighted average remaining contractual life of 4.7 years and the range of exercise prices was 349.1p – 619.8p.

There were no options granted to Britvic employees under this plan in 2006.

28. Share-based payments continued

InterContinental Hotels Group PLC – Sharesave Plan ('IHG SAYE')

Some employees also participated in the Sharesave Plan of InterContinental Hotels Group PLC. As a result of the Company's flotation, the Sharesave Options became exercisable for the period from 14 December 2005 to 13 June 2006. Any unexercised options were lapsed on 14 June 2006. The cost in relation to the exercise of these options is ultimately borne by InterContinental Hotels Group PLC.

The following table illustrates the movements in the number of share options during the year.

	Number of share options	Weighted average exercise price (pence)
Outstanding at beginning of the year	672,738	420.5
Exercised during the year	(386,813)	420.5
Lapsed or cancelled during the year	(285,925)	420.5
Outstanding at end of the year	**–**	**N/A**
Exercisable at end of year	–	N/A

The weighted average share price at the date of exercise for share options exercised during the year was 983.0p.

There were no options granted to Britvic employees under this plan in 2006.

Share agreement

In addition to the above schemes, the Company's Chairman entered into a share agreement with the Company. Further details are set out in the Directors' Remuneration Report.

29. Notes to the consolidated cash flow statement

Analysis of net debt

	2005 £m	Cash flows £m	2006 £m
Cash at bank and in hand	19.4	(0.2)	19.2
Overdrafts	–	–	–
Net cash	19.4	(0.2)	19.2
Debt due within one year	(13.9)	(3.6)	(17.5)
Debt due after more than one year	(219.3)	(65.0)	(284.3)
Debt	(233.2)	(68.6)	(301.8)
Net debt	(213.8)	(68.8)	(282.6)

30. Commitments and contingencies

Operating lease commitments

Future minimum lease payments under non-cancellable operating leases are as follows:

	2006		
	Land and buildings £m	Other £m	**Total £m**
Within one year	3.5	5.4	**8.9**
After one year but not more than five years	10.4	8.0	**18.4**
More than five years	36.8	2.0	**38.8**
	50.7	15.4	**66.1**

30. Commitments and contingencies continued

Operating lease commitments continued

	2005		
	Land and buildings £m	Other £m	**Total £m**
Within one year	3.0	4.9	**7.9**
After one year but not more than five years	10.5	5.4	**15.9**
More than five years	39.0	–	**39.0**
	52.5	10.3	**62.8**

Capital commitments

At 1 October 2006, the Group has commitments of £3.9m (2005: £3.3m) relating to the acquisition of new plant and machinery.

Contingent liabilities

The Group has the following contingent liabilities at 1 October 2006 and 2 October 2005:

The Group has assigned its interest in certain leasehold properties to other tenants. It remains liable for rentals due to the landlord for any defaults on the part of these tenants. It is not practicable to estimate the amount or timing of rentals that may default. However, the Directors do not expect that any potential default would result in a material claim against the Group.

31. Related party disclosures

The consolidated financial statements include the financial statements of Britvic plc and the subsidiaries listed in the table below. Particulars of dormant subsidiaries which do not materially affect the Group results have been excluded.

Name	Country of incorporation	Percentage equity interest
Britannia Soft Drinks Limited	UK	100
Britvic Holdings Limited	UK	100
Britvic International Limited	UK	100
Britvic Soft Drinks Limited	UK	100
Robinsons Soft Drinks Limited	UK	100
Orchid Drinks Limited	UK	100
Red Devil Energy Drinks Limited	UK	100

During the period the Group entered into transactions in the ordinary course of business with significant shareholders (Intercontinental Hotels Group plc, Whitbread plc and Allied Domecq plc). Transactions entered into for the period ended 2 October 2005 and for the period 3 October 2005 to 14 December 2005 (on completion of the changed shareholding arrangements detailed in note 21) were as follows:

	2006 £m	2005 £m
Turnover from significant shareholders	1.7	8.3

The balances outstanding from significant shareholders (Intercontinental Hotels Group plc, Whitbread plc and Allied Domecq plc) at 2 October 2005 was £60,000. The amount due at 1 October 2006 is not shown as the former significant shareholders ceased to be related parties from 14 December 2005.

Sales to related parties were made on arm's length terms.

Key management personnel are deemed to be the Executive Directors of the Company and members of the Executive Committee. The remuneration payable to key management in the year was £1.7m.

There were no other related party transactions requiring disclosure in these financial statements.

32. Reconciliation of equity at 4 October 2004 (date of transition to IFRS)

	Footnote	UK GAAP £m	Effect of transition to IFRS £m	IFRS £m
Assets				
Non-current assets				
Property, plant and equipment	(a)	259.3	(24.4)	234.9
Intangible assets	(a)	76.5	19.3	95.8
Trade and other receivables	(h)	–	2.4	2.4
Deferred income tax assets	(e)	–	9.6	9.6
		335.8	6.9	342.7
Current assets				
Inventories		32.5	–	32.5
Trade and other receivables		93.5	–	93.6
Cash and cash equivalents		27.0	–	27.0
		153.1	–	153.1
Total assets		**488.9**	**6.9**	**495.8**
Equity and liabilities				
Issued capital		(12.3)	–	(12.3)
Share premium		(25.4)	–	(25.4)
Revaluation reserve	(b)	(3.7)	3.7	–
Share option reserve	(c)	–	(0.3)	(0.3)
Other reserves	(b)(e)&(h)	(4.6)	(2.6)	(7.2)
Retained earnings	(g)	(140.9)	(30.4)	(171.2)
Total equity		**(186.9)**	**(29.6)**	**(216.5)**
Non-current liabilities				
Non interest-bearing loan		(2.8)	–	(2.8)
Pension liability	(d)	(75.1)	(33.1)	(108.2)
Deferred income tax liabilities	(e)	(22.5)	22.5	–
		(100.4)	(10.6)	(111.0)
Current liabilities				
Trade and other payables	(f)	(188.0)	33.2	(154.8)
Income tax payable		(13.5)	–	(13.5)
		(201.5)	33.2	(168.3)
Total liabilities		**(301.9)**	**22.6**	**(279.3)**
Total equity and liabilities		**(488.8)**	**(7.0)**	**(495.8)**

a) Software costs of £19.3m treated as tangible fixed assets under UK GAAP have been reclassified as intangible assets under IFRS. £5.1m of revalued leasehold land classified as a finance lease under UK GAAP has been reclassified as an operating lease under IFRS.

b) The revaluation reserve recognised under UK GAAP has been reclassified as other reserves under IFRS, as the Group has elected, under IFRS 1, to retain UK GAAP carrying values of property, plant and equipment including revaluations as deemed cost at transition.

c) IFRS 2 requires the fair value of option and share awards to be charged to the income statement over the vesting period. The fair value is determined at the date of grant using an appropriate pricing model. The Group have elected to take the exemption under IFRS 1 not to apply IFRS 2 to grants of equity instruments on or before 7 November 2002 that had vested prior to 1 January 2005.

d) Pension liabilities increased by £0.6m (net of deferred tax) under IFRS because the method of valuing pension scheme assets differs from UK GAAP. Deferred tax assets of £32.5m which were netted off against the related pension liabilities under UK GAAP are now included within the deferred tax headings on the face of the balance sheet.

32. Reconciliation of equity at 4 October 2004 (date of transition to IFRS) continued

e) Adjustments to deferred tax relate to the recognition of:

(i) A deferred tax asset of £1.5m relating to the previous downward revaluation of qualifying buildings. This has been credited to other reserves.

(ii) A deferred tax asset of £0.2m relating to share options granted to employees under IFRS.

(iii) A deferred tax liability of £2.0m relating to the upward revaluation of certain land under IFRS.

(iv) The reclassification of the deferred tax asset of £32.4m relating to the pension liability which is netted against the pension liability under UK GAAP, and the reclassification of the resulting deferred tax asset to non-current assets.

f) Under UK GAAP, dividends are recognised as an expense in the period to which they relate. Under IFRS, dividends are recognised as an appropriation of reserves in the period in which they are authorised. Therefore the final proposed dividend for the period ended 4 October 2004 is reversed under IFRS, as it was not approved until after the balance sheet date.

g) The adjustments to retained earnings are as follows:

	£m
Reversal of final dividend proposed under UK GAAP on adoption of IFRS (f)	(33.1)
Gross pension liability recognised under adoption of IFRS (d)	0.9
Deferred tax recognised re pension liability under adoption of IFRS (d)	(0.3)
Deferred tax recognised on other items under adoption of IFRS (e)	1.8
Recognition of fair value of share options granted to employees under IFRS (c)	0.3
Recognition of operating lease rentals for land reclassified under IFRS (h)	–
Total	**(30.4)**

h) Lease premiums are treated as prepayments under IFRS and are released to the income statement over the term of the associated lease.

33. Reconciliation of profit for the period ended 2 October 2005

	Footnote	UK GAAP £m	Effect of transition to IFRS £m	IFRS £m
Revenue		698.2	–	698.2
Cost of sales		(269.5)	–	(269.5)
Gross profit		**428.7**	–	**428.7**
Selling and distribution costs		(232.3)	–	(232.3)
Administrative expenses	(a)	(133.1)	7.2	(125.9)
Profit from continuing operations before tax and finance costs		**63.3**	**7.2**	**70.5**
Finance income		0.3	–	0.3
Finance costs	(b)	(7.8)	1.2	(6.6)
Profit before tax		**55.8**	**8.4**	**64.2**
Income tax expense	(c)	(20.8)	–	(20.8)
Profit for the year		**35.0**	**8.4**	**43.4**

33. Reconciliation of profit for the period ended 2 October 2005 continued

a) The adjustments to administrative expenses are as follows:

	2005 £m
(i) Reversal of amortisation of goodwill for the period under UK GAAP	9.7
(ii) Accrual under IFRS for untaken holidays	(0.7)
(iii) Movement in the accrual under IFRS for the fair value of options granted to employees	(0.5)
(iv) Land operating lease payments on land reclassified as an operating lease under IFRS	–
(v) Expected return on pension scheme assets net of interest cost on the benefit obligation	(1.3)
Total	**7.2**

(i) Under UK GAAP, goodwill was amortised over its useful economic life, not exceeding 20 years. Under IFRS, goodwill is not amortised but tested annually for impairment.

(ii) Under IFRS, a liability is recognised for wages and salaries costs accrued in respect of untaken holiday at the balance sheet date.

(iii) IFRS 2 requires the fair value of option and share awards to be charged to the income statement over the vesting period. The fair value is determined at the date of grant using an appropriate pricing model. The Group have elected to take the exemption under IFRS 1 not to apply IFRS 2 to grants of equity instruments on or before 7 November 2002 that had vested prior to 1 January 2005.

(iv) Under IFRS certain leasehold land is reclassified as being held under an operating lease rather than a finance lease. The associated lease premium is reclassified as a prepayment and is released to the income statement over the term of the associated lease.

(v) Under IFRS, the expected return on pension scheme assets net of interest cost on the benefit obligation is reclassified as an administrative expense.

b) The expected return on pension scheme assets is lower under IFRS than UK GAAP, because the method of valuing pension scheme assets differs from UK GAAP. The resulting expected return on pension scheme assets net of interest cost on the benefit obligation is a net cost of £1.2m which is reclassified as an administrative expense under IFRS. In the opinion of the Directors this net cost should be classified in the same profit and loss heading as the other pension expenses.

c) (i) A deferred tax charge of £320,000 is recognised under IFRS in relation to taxation on the amortisation of intangibles purchased post April 2002, which continues to be deductible for tax purposes but is not amortised for accounting purposes under IFRS.

(ii) Under IFRS, the deferred tax charge in relation to the expected return on pension scheme assets is £30,000 lower compared to UK GAAP.

(iii) Deferred income tax is recognised under IFRS in relation to certain revalued land (£14,000), share options granted to employees (£23,000) and holiday pay accrued for untaken holiday (£196,000).

Explanation of material adjustments to the Consolidated Statement of Cash Flows

There are no material differences between the statement of cash flows prepared under IFRS and the cash flow statement prepared under UK GAAP.

34. Reconciliation of equity at 2 October 2005

	Footnote	UK GAAP £m	Effect of transition to IFRS £m	IFRS £m
Assets				
Non–current assets				
Property, plant and equipment	a	261.8	(30.3)	231.5
Intangible assets	a & b	61.9	34.8	96.7
Trade and other receivables	i	–	2.4	2.4
Deferred income tax assets	f	–	2.7	2.7
		323.7	9.6	333.3
Current assets				
Inventories		37.9	–	37.9
Trade and other receivables		101.8	–	101.8
Cash and cash equivalents		19.4	–	19.4
		159.1	–	159.1
Total assets		**482.8**	**9.6**	**492.4**
Equity and liabilities				
Issued capital		(12.3)	–	(12.3)
Share premium		(25.4)	–	(25.4)
Revaluation reserve	c	(4.1)	4.1	–
Share option reserve	d	–	(0.8)	(0.8)
Other reserves	a,c & f	(4.6)	(2.5)	(7.1)
Retained earnings	h	29.5	(6.1)	23.4
Total equity		**(16.9)**	**(5.3)**	**(22.2)**
Non–current liabilities				
Interest–bearing loans and borrowings		(219.3)	–	(219.3)
Pension liability	e	(58.3)	(26.3)	(84.6)
Deferred income tax liabilities	f	(22.7)	22.7	–
		(300.3)	(3.6)	(303.9)
Current liabilities				
Trade and other payables	g	(141.7)	(0.7)	(142.4)
Interest–bearing loans and borrowings		(13.9)	–	(13.9)
Non–interest bearing loans and borrowings		(2.8)	–	(2.8)
Income tax payable		(7.2)	–	(7.2)
		(165.6)	(0.7)	(166.3)
Total liabilities		**(465.9)**	**(4.3)**	**(470.2)**
Total equity and liabilities		**(482.8)**	**(9.6)**	**(492.4)**

a) Software costs of £25.2m treated as tangible fixed assets under UK GAAP have been reclassified as intangible fixed assets under IFRS.

£5.1m of revalued leasehold land classified as a finance lease under UK GAAP has been reclassified as an operating lease under IFRS.

b) Amortisation of £9.6m charged under UK GAAP for the period has been reversed under IFRS, as goodwill is not amortised under IFRS but instead is tested annually for impairment.

c) The revaluation reserve recognised under UK GAAP has been reclassified as other reserves under IFRS, as the Group has elected, under IFRS 1, to retain UK GAAP carrying values of property, plant and equipment including revaluations as deemed cost at transition.

34. Reconciliation of equity at 2 October 2005 continued

d) IFRS 2 requires the fair value of option and share awards to be charged to the income statement over the vesting period. The fair value is determined at the date of grant using an appropriate pricing model. The Group have elected to take the exemption under IFRS 1 not to apply IFRS 2 to grants of equity instruments on or before 7 November 2002 that had vested prior to 1 January 2005.

e) Pension liabilities increased by £0.9m (net of deferred tax) under IFRS because the method of valuing pension scheme assets differs from UK GAAP.

Deferred tax assets of £25.4m which were netted off against the related pension liabilities under UK GAAP are now included within the deferred tax headings on the face of the balance sheet.

f) Adjustments to deferred tax relate to the recognition of:

(i) A deferred tax asset of £0.7m relating to the cost of share options granted to employees under IFRS.

(ii) A deferred tax liability of £2.0m in respect of certain revalued land under IFRS.

(iii) A deferred tax asset of £1.4m in respect of certain qualifying revalued buildings under IFRS.

(iv) A deferred tax asset of £0.2m relating to the cost of holiday pay accrued under IFRS.

(v) A deferred tax liability of £0.3m under IFRS, relating to goodwill amortised on assets acquired post April 2002, which is deductible for taxation purposes.

(vi) The reclassification of the deferred tax asset of £25.4m relating to the pension liability which is netted against the pension liability under UK GAAP, and the reclassification of the resulting deferred tax asset to non-pension items.

g) Under IFRS, a liability is recognised for wages and salaries costs accrued in respect of untaken holiday at the balance sheet date.

h) The adjustments to retained earnings are as follows:

	2005 £m
Adjustments to profit for the period under IFRS (note 33)	(8.4)
Gross pension liability recognised on transition to IFRS	0.9
Deferred tax recognised on gross pension liability on transition to IFRS	(0.3)
Increased actuarial losses for the period under IFRS	0.3
Deferred tax on increased actuarial losses for the period under IFRS	(0.1)
Deferred tax recognised on transition to IFRS relating to share options granted to employees	(0.2)
Deferred tax recognised for the period under IFRS relating to share options granted to employees	(0.4)
Deferred tax recognised on transition to IFRS relating to the upward revaluation of certain land	2.0
Recognition of fair value of share options granted to employees under IFRS	0.3
Movement on revaluation reserve under UK GAAP reclassified under IFRS	(0.3)
Recognition of operating lease rentals for land on transition to IFRS	0.1
Total emoluments	**(6.1)**

i) Lease premiums are treated as prepayments under IFRS and are released to the income statement over the term of the associated lease.

35. Events after the balance sheet date

Since 1 October 2006, in the opinion of the Directors, there have been no other significant events since the balance sheet date that require adjustment to, or disclosure in the financial information.

Independent Auditor's Report to the Members of Britvic plc

We have audited the parent company financial statements of Britvic plc for the 52 weeks ended 1 October 2006 which comprise the Balance Sheet and the related notes 1 to 13. These parent company financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

We have reported separately on the consolidated financial statements of Britvic plc for the 52 weeks ended 1 October 2006.

This report is made solely to the Company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The Directors are responsible for preparing the Annual Report, the Directors' Remuneration Report and the parent company financial statements in accordance with applicable United Kingdom law and Accounting Standards (United Kingdom Generally Accepted Accounting Practice) as set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the parent company financial statements and the part of the Directors' Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the parent company financial statements give a true and fair view, the parent company financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and whether the information given in the Directors' Report is consistent with the financial statements. The information given in the Directors' Report includes that specific information presented in the Operating and Financial Review that is cross referred from the Business Review section of the Directors' Report.

We also report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read other information contained in the Annual Report and consider whether it is consistent with the audited parent company financial statements. The other information comprises the Directors' Report, Chairman's Statement, the Operating and Financial Review, the Corporate Responsibility Review, the Corporate Governance Statement and the unaudited part of the Directors' Remuneration Report. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the parent company financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the parent company financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgments made by the Directors in the preparation of the parent company financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the parent company financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the parent company financial statements and the part of the Directors' Remuneration Report to be audited.

Opinion

In our opinion:

- the parent company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the Company's affairs as at 1 October 2006;
- the parent company financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the Directors' Report is consistent with the parent company financial statements.

Ernst & Young LLP
Registered auditor
Nottingham
29 November 2006

Company Balance Sheet
At 1 October 2006

	Notes	2006 £m
Fixed assets		
Investments in Group undertakings	6	429.6
Current assets		
Trade and other receivables	7	1.5
Current liabilities		
Trade and other payables	8	(107.7)
Net current liabilities		**(106.2)**
Total assets less current liabilities		**323.4**
Capital and reserves		
Called up share capital	9	43.2
Share premium reserve	10	2.5
Own shares	10	(0.5)
Profit and loss account	10	278.2
Shareholders' funds	10	**323.4**

The financial statements were approved by the Board of Directors and authorised for issue on 29 November 2006. They were signed on its behalf by:

Paul Moody
Chief Executive

John Gibney
Finance Director

Notes to the Company Financial Statements

1. Parent undertaking

Britannia SD Holdings Limited was incorporated on 27 October 2005 and changed its name to Britvic plc on 21 November 2005. Britvic plc is the entity whose shares are listed on the Official List of the Financial Services Authority and have been admitted to trading on the London Stock Exchange. The Britannia Soft Drinks Group, to which this financial information relates, became a subsidiary of Britannia SD Holdings Limited in accordance with the Share Exchange Agreement dated 18 November 2005 for the transfer of the entire issued share capital of Britannia Soft Drinks Limited to Britannia SD Holdings Limited in consideration for the issue of fully paid up ordinary shares of Britannia SD Holdings Limited to existing shareholders. This consideration was paid in proportion to the existing shareholders' interests in Britannia Soft Drinks Limited. Upon stamping of the relevant stock transfer forms, Britvic plc became the registered holder of the entire issued share capital of Britannia Soft Drinks Limited.

The financial statements are prepared in accordance with the Companies Act 1985 and in accordance with applicable accounting standards under the historical cost convention.

These accounts present information about the Company as an individual undertaking, under UK Generally Accepted Accounting Principles, and not about its group.

The Company has taken advantage of the exemption provided under section 230 of the Companies Act 1985 not to publish its individual profit and loss account and related notes.

The Company is exempt from the requirements of Financial Reporting Standard No.1 (Revised) 'Cash Flow Statements'.

2. Accounting policies

Investments

The Company recognises its investments in subsidiaries at cost less any provisions made for impairment.

Interest bearing loans and borrowings

Borrowings are stated at proceeds received less any unamortised issue costs.

Issued share capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Dividends

Revenue is recognised when the Company's right to receive payment is established.

Taxation

The current income tax expense is based on taxable profits for the year, after any adjustments in respect of prior years. It is calculated using taxation rates enacted or substantively enacted by the balance sheet date and is measured at the amount expected to be recovered from or paid to the taxation authorities

3. Auditors' remuneration

Auditors' remuneration has been borne by another group undertaking.

4. Loss of the company

For the period from incorporation on 27 October 2005 to 1 October 2006, the Company made a loss of £3.5m.

5. Directors' remuneration

The remuneration of the Directors of the Company is borne by another Group company.

Directors' emoluments are disclosed in the Directors' Remuneration Report.

6. Investments in group undertakings

	2006 £m
Cost and net book value as at 3 October 2005	–
Acquisition of Britannia Soft Drinks Limited	429.6
Cost and net book value at 1 October 2006	**429.6**

On 18 November 2005, the Company acquired the entire share capital of Britannia Soft Drinks Limited. Please refer to note 9 for further detail.

The principal activity of the Company is to act as an investment holding entity.

The following is a list of the principal subsidiary undertakings of which Britvic plc is either directly or through subsidiary companies, the beneficial owner of the whole of the equity share capital.

Name	Principal activity	Country of incorporation	Percentage equity interest
Directly held			
Britannia Soft Drinks Limited	Investment holding company	UK	100
Indirectly held			
Britvic Holdings Limited	Holding company	UK	100
Britvic International Limited	Manufacture and sale of soft drinks	UK	100
Britvic Soft Drinks Limited	Manufacture and sale of soft drinks	UK	100
Robinsons Soft Drinks Limited	Manufacture and sale of soft drinks	UK	100
Orchid Drinks Limited	Manufacture and sale of soft drinks	UK	100
Red Devil Energy Drinks Limited	Manufacture and sale of soft drinks	UK	100

7. Trade and other receivables

	2006 £m
UK corporation tax receivable	**1.5**

8. Trade and other payables

	2006 £m
Bank loans and overdrafts	(2.4)
Amounts due to subsidiary undertakings	(105.3)
	(107.7)

9. Issued share capital

The Company was incorporated on 27 October 2005 with an authorised share capital of £655,000,000 divided into 6,550,000,000,000 ordinary shares of £0.0001 each.

5,829,810 ordinary shares were allotted to Six Continents Investments Limited, 2,914,904 ordinary shares were allotted to Whitbread Group PLC, 2,914,904 ordinary shares were allotted to Allied Domecq Overseas (Canada) Limited and 613,664 ordinary shares were allotted to Wotsits Brands Limited, all issued at par value of £0.0001 for cash. As a result, issued share capital on incorporation comprised 12,273,282 ordinary shares totalling £1,227.

Since the date of incorporation, the following changes in share capital have occurred:

On 18 November 2005 the Company acquired the entire share capital of Britannia Soft Drinks Limited pursuant to a share exchange agreement dated 18 November 2005, in consideration of the issue to the shareholders of Britannia Soft Drinks Limited of 4,295,636,424,718 ordinary shares of £0.0001 each.

On 18 November 2005 the entire share capital was consolidated in a ratio of 1 for every 20,000 shares. This resulted in a revised share capital of 214,782,435 ordinary shares with a nominal value of £2 each.

On 24 November 2005, the Company's share capital was reduced by a court-approved reduction of capital. The share capital of £429,564,870 divided into 214,782,435 ordinary shares of £2 each was reduced to 214,782,435 ordinary shares of £0.20 each, thus creating distributable reserves of £386,608,383 in the Company.

There have been further smaller share issues relating to incentive schemes for employees. These are detailed below:

Date	No of shares issued	Value (£)
17 February 2006	98,691	19,738
17 March 2006	115,258	23,052
10 April 2006	915,408	183,082
18 April 2006	126,003	25,200

As a result of the above share issues, issued share capital as at 1 October 2006 comprised 216,037,795 ordinary shares of £0.20 each, totalling £43,207,559.

The ordinary shares carry voting rights of one vote per share. There are no restrictions placed on the distribution of dividends, or the return of capital on a winding up or otherwise.

	2006 £m
Authorised	
Ordinary shares of £0.20 each	**65.5**
Ordinary shares issued and fully paid	
Ordinary shares of £0.20 each	**43.2**

10. Reconciliation of movement in shareholders' funds

	Called up share capital £m	Share premium reserve £m	Own shares £m	Profit and loss account £m	**Total £m**
At 3 October 2005	–	–	–	–	–
Acquisition of Britannia Soft Drinks Limited on 18 November 2005	429.6	–	–	–	**429.6**
Capital reduction on 24 November 2005	(386.7)	–	–	386.7	–
Share issues	0.3	2.5	–	–	**2.8**
Own shares purchased for share schemes	–	–	(0.5)	–	**(0.5)**
Loss for the year	–	–	–	(3.5)	**(3.5)**
Payment of dividends	–	–	–	(105.0)	**(105.0)**
At 1 October 2006	**43.2**	**2.5**	**(0.5)**	**278.2**	**323.4**

Refer to note 9 for further detail.

11. Dividends paid and proposed

	2006 £m
Declared and paid during the year	
Special dividend for 2006 : 45.86p per share	(98.5)
Interim dividend for 2006 : 3.00p per share	(6.5)
Dividends paid	**(105.0)**
Proposed for approval by the shareholders at the AGM	
Final dividend for 2006: 7.00p per share	(15.1)

12. Contingent liabilities

The Company is co-guarantor of the Group's bank loan and overdraft facilities.

13. Related party transactions

The company has taken advantage of the exemption under FRS 8 available to subsidiary undertakings not to disclose transactions with other Group companies.

Britvic plc
Britvic House
Broomfield Road
Chelmsford
Essex
CM1 1TU

Telephone 01245 261871
Fax 01245 267147

www.britvic.com